PHL Variable Insurance Company
One American Row
Hartford, CT 06102

November 15, 2010

Min S. Oh, Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4644

VIA EDGAR

RE:	PHL Variable Insurance Company:
Phoenix Guaranteed Income Edge (J.P. Turner & Company Capital Management, LLC (“JPTCM”))
Initial Registration Statement on Form S-1, File No. 333-168963 (“Registration Statement”)

Dear Mr. Oh:

Below please find our responses to the staff’s written comments received on October 25, 2010 and supplemental comment (comment 1(b) paragraph 2) received on October 26, 2010 regarding the captioned Registration Statement. The changes described below are reflected in the attached draft prospectus. Unless further modified in response to additional staff comments, we intend to complete the Registration Statement with the necessary financial statements and information, consents, and exhibits through a Pre-Effective Amendment to be filed following the release of our Form 10-Q for the third quarter, 2010. In addition to the disclosure changes made in response to your comments, we have also revised the disclosure in the section entitled “The Income Edge Certificate,” subsection “6. Retirement Income Amount,” for clarity and have added a paragraph to the section “Risk Factors – 10. Regulatory Matters” to disclose the potential for regulatory compliance increases due to financial reform legislation.

1. Summary of the Income Edge (page 4)

a. For clarity, based on last deleted sentence of the second paragraph, please disclose if true that a contract owner may elect the Strategic Allocation Program without having to purchase the Income Edge both here and wherever else applicable in the prospectus, e.g., second diamond point under “1. How Does the Income Edge Work?” on page 5.

RESPONSE: We have added the requested disclosure to the second paragraph of the section entitled “Summary of the Income Edge” on page 4, to the second diamond point under “1. How Does the Income Edge Work?” on page 5, and to the second paragraph of the subsection entitled “About the Strategic Allocation Program” on page 19.

b. The multiplicity of fees and their effect on how much can be withdrawn should be better highlighted in the Summary. Accordingly, please first add disclosure at the end of the fifth sentence of the last paragraph of the summary (noting when these fees are deemed a Withdrawal) to the effect that, as a Withdrawal, these fees could adversely affect the amount of the payments promised under the contract. Please also make corresponding

Mr. Min S. Oh

Securities and Exchange Commission

changes to this language where it appears elsewhere (e.g., the second sentence of the sixth bullet in the Withdrawals subsection of the Risk Factors Section). Secondly, please segregate the third through fifth sentences of this last paragraph into a separate paragraph and highlight these sentences in bold.

RESPONSE: We have added the requested disclosure to the penultimate paragraph of the “Summary” and to the “Risk Factors” section (sixth diamond point under “6. Withdrawals” subsection and second diamond point under “8. Income Edge Fee and other Account Fees”).

We have revised the pertinent disclosure as requested to create a separate bolded paragraph.

Separately, please state the current fee for the Strategic Allocation Program and as a consequence, disclose the level of the Financial Advisor Fee above which these charges would be considered a “Withdrawal” and noting in particular that such Withdrawals taken prior to the Retirement Income Date will always be considered “Excess Withdrawals” and therefore, can negatively affect your Income Edge or potentially cause it to terminate.

RESPONSE: We have revised the disclosure in the penultimate paragraph of the introductory section of the “Summary” on page 5 of the prospectus and in the section entitled “4. Additional Fees Related to the Strategic Allocation Program and the Funds Held in your Account” beginning on page 9 of the prospectus to disclose the amount of the current fee for the Strategic Allocation Program and the amount of the Financial Advisor Fee above which the deduction of Account assets would be a “Withdrawal” and, in some cases, an “Excess Withdrawal.”

c. 1. How Does the Income Edge Work? (page 5)

Please retain the deleted disclosure in the third paragraph of the second diamond point as it clarifies the separate application process for the Income Edge and the Strategic Allocation Program but modify it to also clarify that the application process for the Program may have already occurred.

Please also make the fact that there is a dual application process for the Income Edge and Strategic Allocation Program clear in the first paragraph under “How Do You Purchase an lncome Edge?” on page 17, i.e., note deleted language regarding the same.

RESPONSE: We have revised the disclosure as requested.

We have added disclosure as requested to the first paragraph under “How Do You Purchase an Income Edge?”

2. Risk Factors – 1. Investment Limitations (page 10)

The last diamond point on page 11 and the third paragraph on page 24 describe how one can “purchase a new Income Edge” in the event of termination. Please make this disclosure more consistent with the more general description of options available to contract owners upon termination as stated in the third to last sentence of the paragraph preceding “What Happens if Your Additional Contributions or Withdrawals . . . to Fall Outside the Permitted Ranges?” on page 23.

Mr. Min S. Oh

Securities and Exchange Commission

RESPONSE: We have revised the pertinent disclosure on page 12 and page 25 to be more consistent with the disclosure noted as beginning on page 23.

3. Risk Factors – 6. Withdrawals (page 13)

a. The use of bolded language for the entirety of page 14 in the Withdrawal subsection of the Risk Factors section is unhelpful. Please remove the bold font from:

i.	all of the disclosure in the first sub-bullet of the third bullet, which relates to what is an Excess Withdrawal, except for the first sentence;

ii.	all of the disclosure in the fourth bullet, which relates to the effect of an Excess Withdrawal, except for the preamble line and the first sentence of each sub-bullet;

iii.	all of the disclosure in the fifth bullet, which relates to the effect of Withdrawal on future Additional Contributions, except for the first sentence;

iv.	all of the disclosure in the sixth and seventh bullets, which relate to the effect of aggregate fees and the opportunity to cure; and

v.	all of the disclosure in the eighth bullet, which relates to the lack of an obligation to provide notice, except for the first sentence.

RESPONSE: We have removed the bold font as indicated in comments 3(a)(i) through 3(a)(v).

b. Much of the disclosure in the fifth diamond point is unnecessary as it deals with circumstances under which a Withdrawal does not affect future Additional Contributions, when the point of the risk disclosure is to highlight when it does. Accordingly, please delete the second and third sentence of this paragraph as well as that part of the first sentence beginning with the word “depending.”

RESPONSE: We have deleted the disclosure as requested.

c. The sixth diamond point is excessively long, and should be broken up into three or more paragraphs (it may be appropriate to put the disclosure in the 8th and 9th sentences relating to how to obtain more information into a sub paragraph). Also, in keeping with the point of the section to disclose risks, please revise the second sentence of the paragraph to point out that fees can under certain circumstances be deemed a withdrawal as opposed to stating that these fees are not a Withdrawal except as otherwise noted.

RESPONSE: We have revised the disclosure by breaking the text into four paragraphs and by modifying the second sentence as requested.

d. If applicable, please insert “and Strategic Allocation Program” at the end of the fourth to last sentence of the sixth diamond point of the section (ending with “the absence of the Income Edge Certificate.”

Mr. Min S. Oh

Securities and Exchange Commission

RESPONSE: We have revised the disclosure as requested.

e. In the third and second to last sentences of the sixth diamond point appearing on page 14, please rephrase the clause “for the portion of these fees” to clarify that the sentences are referring to the Strategic Allocation Program Fee and Financial Advisor Fee taken either together or separately. Please make the same revisions to corresponding disclosure elsewhere in the prospectus as applicable.

RESPONSE: We have revised the disclosure by rephrasing the clause “for the portion of these fees” to read “for the portion of the Strategic Allocation Program Fee and the Financial Advisor Fee taken either together or separately” in the third and second to last sentences of the third diamond point on page 15 and in the last diamond point of “8. Income Edge Fee and Other Account Fees” on page 16.

4. Risk Factors – 7. Timing Issues (page 15)

Please clarify in the first diamond point that the Retirement Income Base (“RIB”) may also be less than your initial contribution if you elect the Income Edge at some point after you open an Account, e.g., see third bullet point on page 6.

RESPONSE: We have revised the disclosure as requested.

5. Risk Factors – 8. Income Edge Fee and other Account Fees (page 15)

Please delete the first sentence of the first diamond point as it is redundant with and not as complete as the second sentence.

RESPONSE: We have revised the disclosure as requested.

6. How do you purchase an lncome Edge (page 17)

The prospectus notes that once an income percentage is chosen it cannot be changed. Please note this in the Summary and in the Risk Factors.

RESPONSE: We have revised the disclosure by adding the requested text to the third to last paragraph of the introductory portion of “Summary of the Income Edge” and as the final bullet of “2. Lifetime Payments” under “Risk Factors.”

7. The lncome Edge Certificate – 3. JPTCM and the Account (page 19)

a.	In the fourth and fifth sentences of the second paragraph under “About JPTCM,” please confirm accuracy of the term “Accounts” in lieu of “Strategic Allocation Program” in light of deleted disclosure it replaced.

RESPONSE: We replaced the word “Account” with “Strategic Allocation Program” in the first sentence of the second paragraph under “About JPTCM.” We believe other references to “Account” in that paragraph are accurate.

b.	Please revise the phrase, “lower exposure to equities” in the second sentence of the first diamond point under “About the Model Portfolios” on page 19 in light of allotted percentages to equity investments (60%) and fixed income investments (40%).

Mr. Min S. Oh

Securities and Exchange Commission

RESPONSE: We have clarified that the reference to “lower exposure to equities” in the second sentence of the first diamond point under “About the Model Portfolios” on page 19 relates to the equity exposure in the Strategic Allocation Program Balanced Portfolio as compared to the equity exposure in the other Model Portfolios.

c.	At the end of the paragraph following the third diamond point under “About the Model Portfolios” appearing on page 20, please explain why investing in the Strategic Allocation Program may be more expensive than purchasing mutual funds and other investments held over the same period.

Please also note this possibility in the Income Edge Fee and other Account Fees subsection of the Risk Factors section.

RESPONSE: We have added clarifying disclosure (subsections: “About the Model Portfolios” and “Income Edge Fee and other Account Fees”) which explains that investing in the Strategic Allocation Program may be more expensive than purchasing mutual funds and other investments held over the same period because the certificate owner incurs Strategic Allocation Program and Financial Advisor Fees in addition to fees and expenses associated with the mutual funds or other investments.

d.	Please revise footnote 13 to the Model Portfolios chart appearing on page 22 for plain English in lieu of simply referring to different types of common sector funds.

RESPONSE: We have revised the definition of “sector” funds for better plain English.

8. The Income Edge Certificate – 4. Annual Income Edge Fee (page 25)

If any changes have been made in any examples, please apply them consistently throughout all other examples, for example, the second example on page 27 added “equal to” but preceding two examples did not; and the latter example on page 31 added the 5% Retirement Income Percentage assumption in both the caption and example itself compared with example on page 30 where it only added it to caption, and the last two examples on page 39, which added it to caption but varied the disclosure added to example itself.

RESPONSE: We have revised the examples noted and have also revised other examples to clarify in their initial paragraphs that the examples reflect a 5% Retirement Income Percentage.

9. General Information – Determining Whether an lncome Edge Is Right for You (page 40)

Please clarify the first parenthetical of the third sentence of the first paragraph to accurately reflect that the example presumes that the 5% Retirement Income Percentage has been elected (see comment 8 above) and the annual income payment amount of $25,000 resulted from multiplying the 5% rate by the RIB, $500,000.

RESPONSE: We have made the requested clarifications.

Mr. Min S. Oh

Securities and Exchange Commission

10. The Taxation of the Income Edge (page 43) and The Phoenix Companies, Inc. – Legal Proceedings about Company Subsidiaries (page 47)

Please confirm that these sections are current and accurate.

RESPONSE: We have revised the section entitled “Taxation of the Income Edge” (subsection “Non-Qualified Income Edge – Treatment of the Income Edge as Annuity Contract,” page 44) and made corresponding changes to the cover page (page 1) and to the section entitled “Risk Factors” (subsection “3. Tax Consequences,” page 12) to better describe the relationship between the applicable private letter rulings and PHL Variable’s treatment of the certificate. In addition, we have made certain general improvements in disclosure throughout the section “Taxation of the Income Edge.” Finally, we confirm that the section entitled “The Phoenix Companies, Inc. – Legal Proceedings about Company Subsidiaries” (page 47) is accurate as of this filing.

11. Distribution Arrangements (page 48)

Based on the last paragraph of the section and anticipated effective date of the filing, please revise this and all other applicable portions of the prospectus to reflect the new principal underwriter and distributor for the Income Edge.

RESPONSE: We have revised the disclosure as requested.

12. Experts (page 48)

Please confirm all relevant financial statements have been included and have also received appropriate consent.

RESPONSE: All relevant financial statements and any applicable consents will be filed by pre-effective amendment.

13. Table of Cross References for Defined Terms (page 49)

Please ensure that all defined terms have been identified and accurately used in the text of the prospectus, e.g., “Certificate Anniversary Date” is in table, but term “Certificate Anniversary” is used under “Annual Statements” on page 48.

RESPONSE: We have revised the disclosure to ensure that all defined terms have been identified and accurately used in the prospectus.

PART II

14. Please confirm accuracy of Exhibit 1(a), which appear to incorporate by reference to Income Edge II.

RESPONSE: Please note that the principal underwriting agreement and the amendment thereto previously incorporated by reference as Exhibit 1(a) will be replaced in a pre-effective amendment by a new principal underwriting agreement between PHL Variable Insurance Company and 1851 Securities, Inc., which has become operative since the initial Registration Statement was filed.

Mr. Min S. Oh

Securities and Exchange Commission

15. Please confirm accuracy of Exhibits 4(a) and (b).

RESPONSE: We confirm accuracy.

16. Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

RESPONSE: PHL Variable will file any financial statements, exhibits, and any other required disclosure not included in the Registration Statement by pre-effective amendment to the Registration Statement, which pre-effective amendment PHL Variable intends to file following the release of our next quarterly report to the SEC on Form 10-Q.

17. Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: PHL Variable intends to provide all required representations at the time registrant requests acceleration of the effective date of the registration statement.

Please feel free to contact me at 860.403.6486 with any questions regarding this filing.

Sincerely,

/s/    MARY K. JOHNSON

Mary K. Johnson

Counsel

Phoenix Life Insurance Company

Phoenix Guaranteed Income Edge®

An Insurance Guarantee Issued by

PHL Variable Insurance Company

and available to clients of J.P. Turner & Company Capital Management, LLC

The Phoenix Guaranteed Income Edge® (“Income Edge”) described in this prospectus is an insurance certificate offered to investment advisory clients of J.P. Turner & Company Capital Management, LLC (“JPTCM”) whose investments are managed under the Strategic Allocation Program, an advisory program offered by JPTCM. Subject to certain conditions, the Income Edge guarantees predictable lifetime income payments regardless of the actual performance or value of the client’s assets managed under the Strategic Allocation Program.

This prospectus provides important information that a prospective purchaser of an Income Edge should know before purchasing. Please retain this prospectus for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Income Edge is issued by PHL Variable Insurance Company (“PHL Variable”). It is not a bank deposit guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency. A purchase of the Income Edge is subject to certain risks. Please see the “Risk Factors” section on page 10.

The Income Edge is novel and innovative. The Internal Revenue Service has issued a private letter ruling to PHL Variable Insurance Company indicating that the insurance certificate form that will be issued as the Income Edge will be treated as an annuity contract under the Internal Revenue Code. While this ruling is not precedent for anyone other than PHL Variable, based on the analysis in the ruling and our own conclusions, we will treat the Income Edge as an annuity for all tax purposes. Accordingly, we will treat any payments we make to you under an Income Edge as annuity payments for tax reporting purposes. Tax law can change and we can provide no assurance that changes in interpretation will not affect Income Edge owners. You should consult a tax advisor before purchasing your Income Edge. See “Taxation of the Income Edge” on page 43 for a discussion of the tax consequences of the Income Edge.

PHL Variable will offer the Income Edge through 1851 Securities, Inc. (“1851 Securities”), which is the principal underwriter. The Income Edge is offered only to investment advisory clients of JPTCM. Prospective purchasers may apply to purchase an Income Edge only through J.P. Turner & Company, LLC, a registered broker-dealer firm affiliated with JPTCM. J.P. Turner & Company, LLC has entered into a selling agreement with 1851 Securities in order to offer the Income Edge to investment advisory clients of JPTCM.

PHL Variable Insurance Company
PO Box 22012 Albany, NY 12201-2012
Tel. 800/866-0753

Prospectus dated , 2010

Heading		Page

Phoenix Guaranteed Income Edge		4
Summary of the Income Edge		4
1.	How Does the Income Edge Work?	5
2.	What Does the Income Edge Cost?	8
3.	How is the Income Edge Fee Percentage for my Certificate Determined?	8
4.	Additional Fees Related to your Strategic Allocation Program and the Funds Held in your Account	9
Incorporation of Certain Documents by Reference		10
Risk Factors		11
The Income Edge Certificate		17
1.	Purchasing an Income Edge	17
	How Do You Purchase an Income Edge?	17
	What If You Want to Purchase an Income Edge For Your Individual Retirement Account (IRA)?	18
2.	How Does Your Income Edge Work?	18
3.	JPTCM and the Account	19
	About JPTCM	19
	About the Strategic Allocation Program	19
	About the Model Portfolios	20
	The Current Permitted Ranges for the Model Portfolios	21
	How Does the Income Edge Relate to Your Account?	23
	How Will JPTCM Manage Your Investments in the Account if You Purchase an Income Edge?	23
	What Happens if Your Account is Managed in a Manner Unacceptable to Us?	23
	What Happens if Your Additional Contributions or Withdrawals, or Other Actions Cause the Investments in Your Account to Fall Outside the Permitted Ranges?	24
	What Happens if the Value of Your Account is Too Low for JPTCM to Invest Within the Permitted Ranges?	25
	Why Will Your Income Edge Terminate if Your Account is Not Managed Within the Permitted Ranges?	25
4.	Annual Income Edge Fee	26
5.	Withdrawals From Your Account	28
	Definition of “Withdrawal”	28
	How Do You Structure Withdrawals From Your Account?	28
	How Do You Know When You Have Reached Your “Retirement Income Date” and Can Start Taking Withdrawals That Will Not Reduce the Potential Benefit of Your Income Edge?	28
	How Much Should You Withdraw From Your Account Each Year?	29
	How Do You Know How Much You Have Left to Withdraw in Any Calendar Year Without Reducing Your Retirement Income Base?	29
	Withdrawals Prior to the Retirement Income Date	30
	Withdrawals On or After the Retirement Income Date	31
	The Importance of Managing Your Withdrawals	31
	The Importance of Considering When to Start Making Withdrawals	31
6.	Retirement Income Amount	32
	How is Your “Retirement Income Amount” Calculated?	32
	Can Your Retirement Income Amount Decrease?	32
	Can Your Retirement Income Amount Increase?	32
7.	Increases in Your Retirement Income Base	32
	Increases From Additional Contributions to Your Account	33
	Increases as a Result of the Annual Optional Increase	38
8.	Income Edge Payments	39
	If Your Account Value is Reduced to $0 as a Result of Withdrawals Within the Limits of the Income Edge and/or Poor Investment Performance, How Are Your Continuing Income Payments Calculated?	39
	What if You Die Before Your Account Investments Are Reduced to $0?	40
General Information		40
	Determining Whether an Income Edge Is Right for You	40
Divorce of Joint Spousal Owners of an Income Edge		41

Phoenix Guaranteed Income Edge

Certain terms used in this prospectus have specific and important meanings. We have capitalized these terms, and explained what each term means when it is first used in this prospectus. To help you locate the explanation of a defined term in case you need to refer back to that explanation as you read through this prospectus, there is a list in the back of this prospectus of all of the defined terms and the page on which the meaning of each term is first explained.

“We” or “us” means PHL Variable. “You” or “your” means the owner (or, if applicable, the joint spousal owners) of an Income Edge certificate described in this prospectus.

A group annuity contract will be issued to JPTCM. Phoenix Guaranteed Income Edge certificates are issued under such group contract(s) to investment advisory clients of JPTCM who participate in eligible portfolios of the Strategic Allocation Program and elect to purchase the Income Edge.

It is important for you to understand how the Income Edge works and your rights and obligations under the Income Edge. We have tried to anticipate some of the questions you may have when reading the prospectus. You will find these questions and corresponding explanations throughout the prospectus.

Summary of the Income Edge

The following is a summary of the Income Edge. You should read the entire prospectus.

The Income Edge is an insurance certificate (“insurance certificate” is another term for “insurance policy”). The Income Edge is designed to provide income protection to investment advisory clients of JPTCM whose assets are managed in eligible portfolios under the Strategic Allocation Program and who intend to use those assets as the basis for a withdrawal program to provide income payments for retirement or other long-term purposes. Should you choose to purchase the Income Edge, subject to the conditions of the certificate, the Income Edge can provide you with guaranteed lifetime income regardless of how long you live or how your Account assets perform by providing continuing income payments if your Account Value (defined below) is reduced to $0 by withdrawals (if such withdrawals are limited in accordance with the terms of the Income Edge certificate) and/or poor investment performance while you are living. The Income Edge can also provide these payments for the lifetimes of you and your spouse if you choose to purchase the spousal guarantee.

Through the Strategic Allocation Program, JPTCM currently offers three asset allocation strategies. Investments from various asset categories, such as stocks, bonds, and cash, comprise model portfolios corresponding to the directives of the asset allocation strategies. For example, an asset allocation strategy could require a model portfolio to contain 60% equity investments and 40% fixed income investments to achieve particular objectives regarding factors including risk versus return and current income versus investment growth. There are currently three model portfolios corresponding to the three asset allocation strategies available through the Strategic Allocation Program and eligible for the Income Edge (we refer to these models in this prospectus as the “ Model Portfolios”). You may elect the Strategic Allocation Program without purchasing the Income Edge. You may, but are not required to, purchase the Income Edge at any time so long as we are then offering the Income Edge with the Model Portfolios or other portfolios available to you through your relationship with JPTCM.

The amount you initially invest in the Strategic Allocation Program, as well as any subsequent investments you are permitted to make, will be invested in accordance with the asset allocation strategy corresponding to the Model Portfolio you choose. (Each investment you make under the Strategic Allocation Program must be in cash and is called a “Contribution.” If you make Contributions after your initial Contribution, these are referred to in this prospectus as “Additional Contributions.”) Your Contributions will be invested in shares of mutual funds, including exchange traded funds or “ETFs.” (See “About the Model Portfolios” later in this prospectus for a description of ETFs.) Your fund shares together with any cash or cash equivalent investments (collectively, these are referred to in this prospectus as the “assets”) will be held in a brokerage account for the Strategic Allocation Program at a financial institution. This brokerage account is referred to in this prospectus as your “Account.” The value of the assets in your Account that are invested in accordance with a Model Portfolio is referred to as your “ Account Value” in this prospectus. Since the Income Edge requires that your Account Value be invested in accordance with a Model Portfolio in order for the Income Edge to remain in effect, should you transfer your assets so they are invested in accordance with a portfolio that is not a Model Portfolio, or terminate your client agreement with JPTCM while your Account Value is more than $0, your Income Edge will terminate without value and we will not be obligated to make any payment to you. (See “Risk Factors, 1. Investment Limitations” for additional information.)

JPTCM offers the Strategic Allocation Program through affiliated registered investment advisor representatives (“Financial Advisors”). The Financial Advisors assist clients in analyzing whether the Account is appropriate in light of a client’s financial situation and in determining which asset allocation strategy is appropriate for the client. You may purchase the certificate only through a Financial Advisor or, if your Financial Advisor is not permitted to provide you with advice regarding the Income Edge under state laws and regulations relating to insurance agents, through a representative of J.P. Turner & Company, LLC’s affiliated insurance agency.

Subject to the conditions of the certificate, the Income Edge ensures predictable lifetime income payments by providing continuing income payments if your Account Value is reduced to $0 by withdrawals (if such withdrawals are limited in accordance with the terms of the Income Edge certificate) and/or poor investment performance while you (or, if you have purchased the Income Edge to provide income payments for the lives of you and your spouse, the “Spousal Income Guarantee,” you or your spouse) are living. The conditions to which the Income Edge is subject include the requirement to invest Account assets in accordance with the investment limitations for the Model Portfolio you selected. Additionally, withdrawals from the Account must be limited in accordance with the terms of the Income Edge certificate. The sale, transfer or exchange of assets out of your Account to provide an amount of cash you request or that is requested on your behalf, or to pay the Strategic Allocation Program Fee and the Financial Advisor Fee (these two fees are defined in the paragraph below) to the extent that these fees, separately or together, exceed 1.80% of your Account Value in any calendar year, are “ Withdrawals” for the purposes of the Income Edge.

There is an annual fee for the Income Edge of up to 2.50% of your “ Retirement Income Base” (defined below) for the 4% Retirement Income Percentage and 3.00% of your Retirement Income Base for the 5% Retirement Income Percentage. You choose the Retirement Income Percentage when you apply for your Income Edge and cannot change this choice once the certificate is issued. The deduction of the Income Edge fee from your Account Value is not considered a Withdrawal for the purposes of the Income Edge.

The Income Edge fee is in addition to the fee that you pay to have your assets managed under the Strategic Allocation Program (the “Strategic Allocation Program Fee”) and the fee that you pay to your individual Financial Advisor (the “Financial Advisor Fee”). Currently, the Strategic Allocation Program Fee is 0.30% of Account Value on an annual basis. The Strategic Allocation Program Fee and the Financial Advisor Fee, separately or together, could exceed 1.80% of your Account Value in a calendar year if the Financial Advisor Fee exceeds 1.50% of Account Value in a particular year and the Strategic Allocation Program Fee remains at 0.30% of Account Value for that year. Withdrawals from the Account to pay these fees in excess of 1.80% of Account Value in any calendar year would be considered Withdrawals for the purposes of the Income Edge. Withdrawals taken prior to age 65 are considered “Excess Withdrawals.” As Withdrawals, these fees can reduce the amount of benefits, if any, you receive under your Income Edge or cause your Income Edge to terminate. See “Risk Factors, Withdrawals” later in this prospectus for additional details.

Additionally, the fund shares in the Account will be subject to any applicable fees and expenses, and the Account may be charged for miscellaneous Account activities (e.g. wire transfers) and/or special services (e.g. IRA maintenance). These fund and Account activities or special services charges are not considered “Withdrawals” for the purposes of the certificate. The Income Edge fee is payable while your Account Value is greater than $0, including on and after the Retirement Income Date. The Strategic Allocation Program Fee, the Financial Advisor Fee, the fees and expenses for the funds in your Account and miscellaneous Account fees are payable while you participate in the Strategic Allocation Program, subject to the terms and conditions of the client agreement you entered into with JPTCM. There is a $25,000 minimum investment required to participate in the Strategic Allocation Program.

1. How Does the Income Edge Work?

The Income Edge provides continuing lifetime income payments if your Account Value is reduced to $0 by Withdrawals (within the limits of the certificate) and/or poor investment performance while you (or, if you have purchased the Spousal Income Guarantee, you or your spouse) are living.

❖

It is important to note that the Income Edge has no cash value. Rather, you own the assets in your Account. The assets in your Account are shares of registered mutual funds, including ETFs, which are valued in accordance with applicable law each day the New York Stock Exchange is open for regular trading. Each such day is a “Business Day” for purposes of the Income Edge.

❖

The Income Edge certificate is an insurance policy we offer that is separate and distinct from the Strategic Allocation Program offered by JPTCM. You may elect the Strategic Allocation Program without purchasing the Income Edge. You may, but are not required to, purchase the Income Edge at the time you open your Account or at a later date so long as we are then offering the Income Edge with the Model Portfolios or other portfolios available to you through your relationship with JPTCM. Because the Income Edge is separate from the Strategic Allocation Program, you and your Financial Advisor must complete two different sets of paperwork for the Income Edge and the Strategic Allocation Program, including completing and signing an application form for the Income Edge (the “Application”) and reviewing and signing certain disclosure documents related to the Income Edge. (In some states, you are not required to complete an application form for the Income Edge; instead, we use an “enrollment form” to obtain the information we need to determine whether to issue you an Income Edge certificate. When we refer to the “Application” in this prospectus, we intend for that term to mean either an application form in those states that require an application or an enrollment form in states in which an application is not required.)

After we receive your Application, we review it to ensure it contains all necessary information and then evaluate the information to decide whether to issue you an Income Edge. This process is referred to in this prospectus as the “Application Process.” If after the Application Process we issue an Income Edge to you, the Business Day we issue your certificate is the “Certificate Effective Date.” We issue certificates on every Business Day, except when we are closed on a particular Business Day.

On the Certificate Effective Date we establish a “Retirement Income Base” for you that is then used to determine the amount of benefits, if any, you will receive under your Income Edge. The amount of your initial Retirement Income Base is your Account

Value on the Certificate Effective Date. As described above, you and your Financial Advisor fill out the necessary paperwork and submit the Application for the Income Edge to us. You may submit the Application for the Income Edge at the same time or on a date after you submit the separate application to JPTCM to participate in the Strategic Allocation Program. If you apply for the Income Edge when you contract with JPTCM to participate in the Strategic Allocation Program, and JPTCM reviews and approves your application to participate in the Strategic Allocation Program and invests your initial Contribution that establishes your initial Account Value before we complete the Application Process for your Income Edge certificate, your initial Account Value may be different than the amount of your initial Retirement Income Base due to intervening changes in the Account Value because of market performance and/or Additional Contributions to, or Withdrawals from, your Account.

Your Income Edge certificate could be issued after your initial Account Value is calculated due to the following reasons:

•	information in your Application for the Income Edge is incomplete and the Application Process is delayed while we attempt to obtain the missing information,

•	the amount of your Account Value exceeds $5 million and therefore we require additional time to approve your Application for an Income Edge certificate,

•	you apply for your Income Edge at some point after opening your Account, or

•

you previously had an Income Edge related to your Account that you chose to terminate, and you then applied for and we issued a new Income Edge related to your Account. You must wait at least 90 days from the date you terminated an Income Edge to apply for a new Income Edge.

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The amount of your Retirement Income Base may change over time based on the amount and timing of Withdrawals; it may also change depending on whether you make Additional Contributions to your Account (there may be significant limitations on whether Additional Contributions will increase your Retirement Income Base) or do not decline an Annual Optional Increase (this feature, which is more fully described below, is provided by the Income Edge on each anniversary of the Certificate Effective Date, referred to in this prospectus as the “Certificate Anniversary Date,” and, in certain circumstances will increase the Retirement Income Base to equal the current Account Value). The effect of each of these factors on the Retirement Income Base is further described in later sections of this prospectus, including “Withdrawals from Your Account,” “Increases from Additional Contributions to Your Account” and “Increases as a Result of the Annual Optional Increase,” respectively.

❖	There are certain restrictions regarding the amount and timing of Withdrawals. Withdrawals may also have tax consequences.

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As described below, in addition to reducing your Account Value, certain Withdrawals may reduce the amount of benefits, if any, you will receive under your Income Edge or cause it to terminate. These withdrawals are called “Excess Withdrawals.” The following withdrawals are considered “Excess Withdrawals:”

•

Any Withdrawal before the “Retirement Income Date,” which is the later of the Certificate Effective Date or your 65th birthday (or, if you own your certificate jointly with your spouse, the younger spouse’s 65th birthday);

•

Any Withdrawal to the extent that it alone, or in combination with Withdrawals taken previously in a calendar year, exceeds an amount we call the “ Retirement Income Amount” during any calendar year on or after the Retirement Income Date. Your Retirement Income Amount will equal the Retirement Income Percentage multiplied by your Retirement Income Base. Your Retirement Income Percentage will be 4% or 5%, as elected by you during the Application Process. If your certificate was issued as a traditional Individual Retirement Account or “IRA” and the required minimum distribution is a greater amount, withdrawing the required minimum distribution amount from your Account will not be considered an Excess Withdrawal. (See “Taxation of the Income Edge” for information about the required minimum distribution.)

❖	Excess Withdrawals may reduce the amount of benefits, if any, you will receive under your Income Edge for the following reason:

•

Excess Withdrawals reduce the Retirement Income Base in the same proportion as the Account Value is reduced by the Withdrawal. As a result, when the Account Value is less than the Retirement Income Base at the time of an Excess Withdrawal, the dollar amount by which the Retirement Income Base is reduced will be greater than the dollar amount by which the Account Value is reduced. Excess Withdrawals that reduce your Account Value to $0 will cause your Income Edge to terminate.

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Withdrawals that are not Excess Withdrawals and accordingly do not decrease the Retirement Income Base when taken may limit the increase to your Retirement Income Base that would otherwise result from Additional Contributions to your Account. Prior to the Retirement Income Date, you cannot take any Withdrawals without reducing the Retirement Income Base. As a result, Additional Contributions you make to your Account prior to the Retirement Income Date will increase the Retirement Income Base dollar for dollar. On or after the Retirement Income Date, Withdrawals that do not reduce the Retirement Income Base when taken will reduce or eliminate increases to the Retirement Income Base from a subsequent Additional Contribution, and could reduce or eliminate the effect of more than one subsequent Additional Contribution. (See “Increases in Your Retirement Income Base” later in this prospectus.)

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To obtain the maximum potential benefit from your Income Edge under your specific circumstances, you should consider whether to wait until the Retirement Income Date to begin taking Withdrawals and thereafter limit your annual Withdrawals to your Retirement Income Amount, or required minimum distribution, if greater, during a calendar year. We will send you a notice each year showing your Retirement Income Amount and, if applicable, your required minimum distribution for that calendar year. For purposes of calculating the Retirement Income Amount in the annual notices, we assume that the amount of the Strategic Allocation Program Fee and the Financial Advisor Fee in total does not exceed 1.80% of your current Account Value, in which case the deduction of such fees from your Account Value would not be considered a Withdrawal. If the assets withdrawn from your Account to pay the Strategic Allocation Program Fee and your Financial Advisor Fee, separately or together, exceed 1.80% of the Account Value in a calendar year, the amount in excess of 1.80% of Account Value in a calendar year is a Withdrawal and, depending on your circumstances, all or a portion of such fee(s) could be an Excess Withdrawal that would immediately reduce your Retirement Income Base and will reduce the Retirement Income Amount in subsequent years, assuming the Retirement Income Base does not increase prior to the time the Retirement Income Amount is recalculated.

❖	Withdrawals from an Account that is an IRA may be subject to Federal tax consequences. You should consult a tax advisor before taking any Withdrawal from your IRA.

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In the event that your Account Value is reduced to $0 by Withdrawals on or after the Retirement Income Date (within the limits of the certificate) and/or poor investment performance, before or after the Retirement Income Date, PHL Variable will provide you with lifetime income payments each calendar year, until you (or, if you have purchased the Spousal Income Guarantee, you and your spouse) die. These lifetime income payments are equal to the Retirement Income Percentage elected by you during the Application Process (4% or 5%) multiplied by the Retirement Income Base in effect when we calculate the payment amount.

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Lifetime income payments under your Income Edge are “contingent” because they are triggered only if Withdrawals (within the limits of the certificate) and/or poor investment performance reduce your Account Value to $0 within your lifetime (or, if you have purchased the Spousal Income Guarantee, you and/or your spouse’s lifetimes). If this contingency does not occur, you will never receive any payments from us and your Income Edge will have no value.

Example:

A hypothetical illustration of how the Income Edge works is provided below. Detailed examples using specific assumptions about fees and patterns of Withdrawals and/or Additional Contributions are provided throughout this prospectus.

This illustration makes the following assumptions:

•

Your Account is not an IRA. You are 55 years old. You will be the sole owner of the Account. Your Income Edge is issued on the same Business Day that your initial Account Value was calculated so that your Retirement Income Base equals your Account Value on the Certificate Effective Date. On the Certificate Effective Date your Account Value is $500,000, so your Retirement Income Base will equal $500,000. You elect the 5% Retirement Income Percentage during the Application Process. You do not make Additional Contributions to your Account after the Certificate Effective Date.

•

You wait ten years until you reach your Retirement Income Date to make any requests for Withdrawals from the Account. There are no other Withdrawals (as that term is defined for purposes of the Income Edge) from the Account during this ten-year period. Your Account Value appreciates over this ten-year period, but because you do not make any Additional Contributions to your Account and you reject the Annual Optional Increase that would otherwise occur on any Certificate Anniversary Date, your Retirement Income Base remains at $500,000. You begin taking annual Withdrawals from your Account in the amount of $25,000, which is your Retirement Income Amount under the Income Edge. (In any calendar year on or after the Retirement Income Date, your Retirement Income Amount is equal to the Retirement Income Percentage you elected during the Application Process (4% or 5%) multiplied by your Retirement Income Base, and represents the maximum amount that may be withdrawn in that calendar year without reducing your Retirement Income Base.) You continue to take annual Withdrawals from your Account of $25,000 a year until you are 85 years old, by which time you have completely liquidated your Account due to the combined impact of the annual Withdrawal of the Retirement Income Amount, and the deduction from your Account Value of fees for the Income Edge, the Strategic Allocation Program and your Financial Advisor, fees associated with assets held in your Account and Account activities for which JPTCM charges separately (e.g. wire transfers) (these fees will also reduce your investment gains in your Account during times of positive investment performance), and a prolonged market downturn. Although your Account Value has been reduced to $0, your annual income payments of $25,000 continue because we begin paying you lifetime income payments equal to your Retirement Income Amount of 5% of the Retirement Income Base. These payments continue until your death which, for purposes of this illustration, is assumed to be at age 95.

The sample illustration above uses age 55 as the age at purchase. You should note that a younger Income Edge purchaser (i.e., one who is under the age of 65) will pay more in Income Edge fees over the lifetime of the certificate for the same potential benefits received by an older Income Edge purchaser.

2. What Does the Income Edge Cost?

When you purchase your Income Edge you are required to pay the annual Income Edge fee that is payable, quarterly in advance, to us on the first day of each calendar quarter. The deduction of your Income Edge fee from your Account Value is not considered a Withdrawal for purposes of the Income Edge. When you purchase a certificate, the initial Income Edge fee is charged to your Account on the Certificate Effective Date, prorated based on the number of days remaining in the calendar quarter. JPTCM will deduct the Income Edge fee from your Account on a pro rata basis from the Account investments. When you are participating in the Strategic Allocation Program, JPTCM will also deduct the Strategic Allocation Program fee and the Financial Advisor Fee from your Account monthly in arrears on a pro rata basis from Account assets, unless you have elected to pay these fees with a different source of funds. (See “Additional Fees Related to your Strategic Allocation Program and the Funds Held in your Account” below.) There are two versions of the Income Edge: the Individual Income Guarantee and the Spousal Income Guarantee. If you and your spouse jointly purchase an Income Edge, you will be charged the fee for the Spousal Income Guarantee, which is generally higher than the fee for the Individual Income Guarantee. Additionally, the Income Edge provides two different Retirement Income Percentages, 4% and 5%, and the Income Edge fee varies depending on the Retirement Income Percentage selected during the Application Process. The Income Edge fee is payable for so long as your certificate is in effect and your Account Value is greater than $0, including on and after the Retirement Income Date.

3. How is the Income Edge Fee Percentage for my Certificate Determined?

Generally, the Income Edge fee (which is calculated on the Certificate Effective Date and then on the first day of each calendar quarter as a percentage of the Retirement Income Base on the date of calculation) depends on the asset allocation strategy and the corresponding Model Portfolio you have chosen for your Account, the Retirement Income Percentage, and which version of the Income Edge, individual or spousal, you have chosen. Your Account can be invested in accordance with only one Model Portfolio at any one time.

The guaranteed maximum Income Edge fee percentage for each Model Portfolio, on an annual basis, is shown below:

	Individual Income Guarantee		Spousal Income Guarantee
	Maximum Income Edge Fee Percentage as a Percentage of the Retirement Income Base		Maximum Income Edge Fee Percentage as a Percentage of the Retirement Income Base
Strategic Allocation Program Model Portfolios	4% Retirement Income Percentage	5% Retirement Income Percentage	4% Retirement Income Percentage	5% Retirement Income Percentage
Balanced	2.50%	3.00%	2.50%	3.00%
Growth	2.50%	3.00%	2.50%	3.00%
Aggressive	2.50%	3.00%	2.50%	3.00%

You should assume that the guaranteed maximum fee percentage will be charged unless we are offering a lower fee percentage at the time you elect the certificate. You will receive information about any lower fee percentages available when you begin the Application Process for your certificate. The applicable Income Edge fee percentage may change during your Application Process; that is, the amount of the Income Edge fee percentage may increase during the period between when you begin the Application Process by completing and submitting an Application and the Business Day on which we approve your Application and issue the certificate (i.e., the Certificate Effective Date). You will not have any special opportunity to reject a certificate due to any change in the Income Edge fee percentage. Accordingly, you should review the schedule page of your certificate to see the Income Edge fee percentage that will apply at issue. This fee percentage will be shown on the schedule page and will not exceed the maximum of 2.50% of the Retirement Income Base annually for the 4% Retirement Income Percentage or 3.00% of the Retirement Income Base annually for the 5% Retirement Income Percentage. If you are dissatisfied with the Income Edge fee percentage applicable to your certificate at any time, you may cancel the certificate by notifying us in writing. Income Edge fees are paid quarterly in advance and we will not refund any fee already taken in accordance with that schedule should you decide to cancel the certificate. If you cancel an Income Edge certificate, you cannot apply for a new Income Edge certificate for 90 days following cancellation of the earlier certificate.

PHL Variable could decide to change the current Income Edge fee percentage for a Model Portfolio at its discretion, including for reasons relating to the amount of risk it undertakes providing the guarantee under the Income Edge such as if it accepts certain changes in the Model Portfolios proposed by JPTCM. Any change in the current Income Edge fee percentage would apply to certificates issued after the date of the change and, as described below, certain transactions may change the Income Edge fee percentage that applies to your certificate at certain points in time. The Income Edge fee percentage will never exceed the maximum of 2.50% of the Retirement Income Base annually for the 4% Retirement Income Percentage or 3.00% of the Retirement Income Base annually for the 5% Retirement Income Percentage. You can obtain information about the Income Edge fee percentages that may be in effect at any time by contacting your Financial Advisor, or JPTCM at 1-888-578-8763, or by contacting PHL Variable at the number shown on the front of this prospectus.

Your Income Edge fee percentage will be reset if you make an Additional Contribution, do not decline the Annual Optional Increase, or transfer your Account Value to be invested in accordance with a different Model Portfolio. Any new Income Edge fee percentage following one of those transactions will be based, fully or in part, on the Income Edge fee percentage currently in effect for the Model Portfolio in accordance with which your Account assets are invested immediately following the transaction. The new Income Edge fee percentage will apply on the first day of the following calendar quarter unless another Additional Contribution or transfer were to occur, or the Annual Optional Increase was applied to your certificate during the quarter, in which case the Income Edge fee percentage will be reset again.

•

In the case of an Additional Contribution, the reset Income Edge fee percentage will be a weighted average of the Income Edge fee percentage that applied to your certificate prior to the Additional Contribution and the Income Edge fee percentage in effect for the Model Portfolio in accordance with which your Account assets are invested at the time of the Additional Contribution. The weighted average fee percentage is the average of the fee percentage that applied to your Retirement Income Base prior to the Additional Contribution and the fee percentage that applies to the amount of any increase in the Retirement Income Base from the Additional Contribution weighted, respectively, by the dollar amount of the Retirement Income Base before the Additional Contribution and the dollar amount of the increase in the Retirement Income Base (if any).

•

Following an Annual Optional Increase that you do not decline and that results in an increase in the Retirement Income Base, the reset Income Edge fee percentage will be a weighted average of the Income Edge fee percentage that applied to your certificate prior to the Annual Optional Increase and the Income Edge fee percentage in effect for the Model Portfolio in accordance with which your Account assets are invested at the time of the Annual Optional Increase. The weighted average fee percentage is the average of the fee percentage that applied to your Retirement Income Base prior to the Annual Optional Increase and the fee percentage that applies to the amount of any increase in the Retirement Income Base from the Annual Optional Increase weighted, respectively, by the dollar amount of the Retirement Income Base before the Annual Optional Increase and the dollar amount of the increase in the Retirement Income Base following the Annual Optional Increase.

•

In the case of a transfer, the reset Income Edge fee percentage will be the Income Edge fee percentage in effect for the Model Portfolio in accordance with which your Account assets are invested following the transfer.

For a complete description of the annual Income Edge fee including the effect of transfers, Additional Contributions, and the Annual Optional Increase on the fee percentage you will be charged, see “Annual Income Edge Fee” later in this prospectus.

4. Additional Fees Related to your Strategic Allocation Program and the Funds Held in your Account

In addition to the Income Edge fees that are deducted while your Account Value is greater than $0, including on and after the Retirement Income Date, the Strategic Allocation Program Fee, the Financial Advisor Fee, and certain fees associated with the underlying mutual funds and ETFs held in your Account will be deducted from your Account Value for so long as you are participating in the Strategic Allocation Program and your Account has a value greater than $0, unless you designate another method of payment. The Strategic Allocation Program Fee is the fee you agree to pay JPTCM for managing your Account. This fee covers management of the applicable Model Portfolio and trading/custodial costs. The Strategic Allocation Program Fee would also be charged for your Account in the absence of the Income Edge certificate for so long as you continue to participate in that program and the Strategic Allocation Program continues to be offered by JPTCM. (See “What Happens if Your Additional Contributions or Withdrawals, or Other Actions Cause the Investments in Your Account to Fall Outside the Permitted Ranges?” for details about our contract with JPTCM and the availability of the Model Portfolios.) If the Strategic Allocation Program is no longer available because the Model Portfolios have been discontinued or for any other reason, JPTCM will not be entitled to continue to deduct the Strategic Allocation Program Fee from your Account and you may be entitled to a refund of any unearned Strategic Allocation Program Fees. (You should refer to the client agreement you signed with JPTCM for information about specific terms and conditions related to your participation in the Strategic Allocation Program and to JPTCM’s Form ADV, Part II for information about services provided by JPTCM under the Strategic Allocation Program and other investment advisory programs offered by JPTCM, as well as the fees, terms, and conditions applicable to each program. You can obtain the Part II by writing to JPTCM at One Buckhead Plaza, 3060 Peachtree Road N.W., 11th Floor, Atlanta, GA 30305 or by calling 1-888-578-8763.) The Financial Advisor Fee is the fee charged by your Financial Advisor for providing you with general investment advice and would also be deducted from your Account Value in the absence of the Income Edge.

Amounts deducted from your Account Value that do not exceed 1.80% of your Account Value each calendar year to pay the Strategic Allocation Program Fee and/or Financial Advisor Fee will not reduce your Retirement Income Base. If the Strategic Allocation Program Fee and your Financial Advisor Fee, separately or together, exceed 1.80% of your Account Value in any calendar year, the deduction of these fees from your Account Value in excess of 1.80% in any calendar year will be considered a Withdrawal. Currently, the Strategic Allocation Program Fee is 0.30% of Account Value on an annual basis. The Strategic Allocation Program Fee and the Financial Advisor Fee, separately or together, could exceed 1.80% of your Account Value in a calendar year if the Financial Advisor Fee exceeds 1.50% of Account Value in a particular year and the Strategic Allocation Program Fee remains at 0.30% of Account Value for that year. Withdrawals can reduce your Retirement Income Base and Withdrawals taken prior to age 65 are Excess Withdrawals. See “Risk Factors,” and “Withdrawals From Your Account” later in this prospectus.

For example, assume your Account Value is $500,000 and, in a particular calendar year, fees in the amount of 2.50% of your Account Value are deducted from your Account Value for your Financial Advisor Fee and Strategic Allocation Program Fee.

Fees paid from Account Value: 2.50% x $500,000 = $12,500

Fees paid from Account Value that are not treated as a Withdrawal: 1.80% x $500,000 = $9,000

Fees paid from Account Value that are treated as a Withdrawal: $12,500 - $9,000 = $3,500 in excess fees

In this example, 0.70% of fees (2.50% - 1.80%) or $3,500 will be treated as a Withdrawal from your Account that may reduce the Retirement Income Base.

Should you choose to pay these fees from a source other than the Account Value, payment of the fees would not be considered a Withdrawal regardless of the fee amount.

Additionally, the mutual funds and/or ETFs that comprise the Model Portfolios have management fees and operating expenses. You do not pay these fees and expenses directly. Instead they are reflected in each fund’s net asset value and in the price at which shares are purchased for your Account. Funds may also have other fees and charges deducted from the amount invested upon purchase or from the proceeds from the sale of fund shares upon redemption, or periodic fees deducted from the value of fund shares. These fees and charges are not considered Withdrawals for purposes of your Income Edge. Your Account may also be subject to other fees for miscellaneous Account activities (e.g. wire transfers) or special services (e.g. IRA maintenance). These fees are not considered “Withdrawals” for purposes of the Income Edge.

Incorporation of Certain Documents by Reference

The Securities and Exchange Commission (“SEC”) allows us to “incorporate by reference” information that we file with the SEC into this prospectus, which means that incorporated documents are considered part of this prospectus. We can disclose important information to you by referring you to those documents. [This prospectus incorporates by reference our Annual Report on Form 10-K for the year ended [            ], our Quarterly Report on Form 10-Q for the period ended [            ] (File Number 333-20277), and the definitive proxy statement filed by The Phoenix Companies, Inc. pursuant to Regulation 14A on [            ] (File Number 001-16517)]. These documents contain information about our financial results and other matters for the applicable periods.

You may request a copy of any documents incorporated by reference in this prospectus and any accompanying prospectus supplement (including any exhibits that are specifically incorporated by reference in them), at no cost, by writing to PHL Variable at: Investor Relations, One American Row, P.O. Box 5056, Hartford, CT 06102-5056, or telephoning PHL Variable at 860-403-7100. You may also access the incorporated documents at the following web pages: https://www.phoenixwm.phl.com/public/products/regulatory/index.jsp and the “Investor Relations” page of The Phoenix Companies, Inc. website at www.phoenixwm.com.

PHL Variable electronically files its Annual Report on Form 10-K, as well its Quarterly Reports on Form 10-Q, with the SEC. The Phoenix Companies, Inc. electronically files its proxy statement with the SEC. The SEC maintains a website that contains reports, information statements, and other information regarding issuers that file electronically with the SEC; the address of the website is http://www.sec.gov. The public may also read and copy any material we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Risk Factors

1. Investment Limitations

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The assets in your Account must be invested in accordance with the investment limitations for one of the three Model Portfolios to be covered by the Income Edge. Your Income Edge will terminate if the assets in your Account do not comply with these investment limitations.

Each Model Portfolio is subject to limits on permitted allocations to equities and fixed income securities for the particular asset allocation strategy as well as on the permitted types of asset or sub-asset classes (such as Mid Cap US Equity) and the minimum and maximum percentage of total portfolio value permitted to be invested in each permitted asset or sub-asset class. We call these limits “Permitted Ranges.” The Permitted Ranges for the three Model Portfolios currently available with the certificate are shown in the later section of this prospectus called “The Current Permitted Ranges for the Model Portfolios.” Additionally, JPTCM has proposed and PHL Variable has agreed that certain specific mutual funds and ETFs can be used in the Model Portfolios. These specific mutual funds and ETFs, and cash, when held in accordance with the Permitted Ranges, are the “Permitted Funds.” These Permitted Ranges, and the requirement to use only Permitted Funds, apply to all assets in the Model Portfolios unless JPTCM proposes a change to the Permitted Ranges or the Permitted Funds and that change is accepted by PHL Variable. See “JPTCM and the Account” later in this prospectus for information about the Permitted Ranges and the types of Permitted Funds. The assets in your Account could fail to satisfy these investment limitations for a variety of reasons, including reasons you, JPTCM, or PHL Variable do not control. These reasons include:

•

JPTCM investing the assets in your Account, including any Additional Contribution you make, outside the Permitted Ranges and/or Permitted Funds, and failing to bring the Account assets in line with the Permitted Ranges and/or the Permitted Funds within ten Business Days after we provide notice thereof to JPTCM (this period is called the “Cure Period” in this prospectus. Your certificate requires that violations of investment limitations be cured within five Business Days, but we will allow JPTCM ten Business Days to cure such violations and we may extend this period, in our discretion, in the event of extraordinary circumstances where JPTCM is not able to rebalance the Account within ten Business Days), and

•

changes in the value of Account assets that cause an Account to fail to satisfy the Permitted Ranges for the chosen Model Portfolio and JPTCM’s failure to bring the investments in line with the Permitted Ranges within the Cure Period. Changes in the value of Account assets can occur when the value of the fund shares held in your Account increases or decreases due to market movement, when additional fund shares or cash are credited to your Account as dividends, or when fund shares are liquidated to pay fees, or to satisfy Withdrawals you request.

Regardless of the reason, if at any time 100% of your Account assets are not invested in accordance with the Permitted Ranges, using only Permitted Funds, for your chosen Model Portfolio, your Income Edge will be at risk of terminating unless JPTCM brings the assets in line with the investment limitations for the Model Portfolio within the Cure Period. Following the end of the Cure Period, we will notify an Income Edge certificate holder whose Account is no longer in compliance with the Permitted Ranges using only Permitted Funds of this circumstance and options by mailing a notification to the certificate holder’s address on our records at least 30 days prior to terminating the certificate. (In the event that the non-compliance is due to a decision by JPTCM to discontinue the Model Portfolios despite our contractual agreement with JPTCM requiring JPTCM to maintain the Model Portfolios for existing certificate holders, we will provide this notice as early as reasonably practicable prior to the termination; however, such notice may be provided less than 30 days prior to termination.) See “What Happens if Your Account is Managed in a Manner Unacceptable to Us?” for a description of the options.

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You and/or your Financial Advisor may decide to reduce or eliminate assets in your Account that could terminate or reduce the benefit of your Income Edge. This may happen because, when reviewing the assets in your Account, your Financial Advisor, consistent with his or her fiduciary duty to you, would be required to consider changes in market conditions, such as a significant increase in the volatility of equity securities making a Model Portfolio with heavier allocation to equities inappropriate for an investor with a lower risk tolerance, and changes in your financial condition, such as an immediate need for cash, and may decide that these changes require adjustment or liquidation of the assets in your Account. You should carefully consider before purchasing an Income Edge certificate that:

•	if you withdraw your total Account Value prior to the Retirement Income Date, your Income Edge will terminate.

•

if, on or after the Retirement Income Date, you withdraw your total Account Value, your Income Edge will terminate unless your Retirement Income Amount (or, if your certificate was issued as a traditional IRA, your required minimum distribution, if greater) is greater than your Account Value.

•

if you make Withdrawals from your Account in any amount prior to your Retirement Income Date, or, in an amount that exceeds the Retirement Income Amount (or, if your certificate was issued as a traditional IRA, your required minimum distribution, if greater) in any calendar year on or after your Retirement Income Date, you will reduce your Retirement Income Base and the potential benefit of the Income Edge in the future.

See “Withdrawals From Your Account “ later in this prospectus.

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PHL Variable and JPTCM [will have] entered into a contract requiring JPTCM to maintain the Model Portfolios for existing certificate holders. If, despite this contract, JPTCM discontinues the Model Portfolios, including for existing certificate holders, there would not be a portfolio eligible for coverage under the Income Edge. Should this occur, Income Edge certificates related to the affected Model Portfolios would terminate ten Business Days after the Account Value is no longer invested in accordance with the Permitted Ranges (using only Permitted Funds) for the Model Portfolio selected by each certificate holder. If JPTCM discontinued one or all of the Model Portfolios, we would notify any affected certificate holders of the impending termination of their Income Edge certificates and options as early as reasonably practicable. An Income Edge certificate holder may choose a different Model Portfolio for investment of Account assets, if available, during this notice period and the certificate will not terminate. An affected certificate holder may choose to liquidate the Account and apply the resulting amount to another annuity with guaranteed benefits, including any annuity then offered by PHL Variable or its affiliates, in which case the certificate would terminate. Additionally, at any time while a certificate is in effect, the Income Edge certificate holder can elect to close the Account and apply the Account Value to the Lifetime Payment Option. See “Lifetime Payment Option,” Appendix A to this prospectus. Liquidating Account assets may have adverse tax consequences and you should consult your tax advisor. See also “What Happens if Your Additional Contributions or Withdrawals, or Other Actions Cause the Investments in Your Account to Fall Outside the Permitted Ranges?”

❖	You must maintain your relationship with JPTCM to continue to have access to the Strategic Allocation Program and any Model Portfolios offered by JPTCM in order to maintain your Income Edge.

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The asset allocation strategies underlying the Model Portfolios eligible for the Income Edge are designed to provide steady returns that limit both upside and downside potential thereby minimizing the risk to PHL Variable that your Account Value will be reduced to $0 before you (or, if you have purchased the Spousal Income Guarantee, you and your spouse) die, and that PHL Variable would therefore be obligated to begin making lifetime income payments to you (subject to the conditions described in this prospectus). Accordingly, a significant risk against which the Income Edge protects, i.e., that your Account Value will be reduced to $0 by Withdrawals (within the limits of the certificate) and/or poor investment performance and that you (or, if you have purchased the Spousal Income Guarantee, you and/or your spouse) live beyond the age when your Account Value is reduced to $0, may be minimal.

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Because the asset allocation strategies and the limits on the amount of Withdrawals you may make annually without reducing your Retirement Income Base lessen the risk that your Account Value will be reduced to $0 while you are still alive, there is a low probability that we will be required to make any payments to you under your Income Edge.

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The Strategic Allocation Program restricts transfers of Account Value to other Model Portfolios to once every 90 days. As a result, if you become dissatisfied with a Model Portfolio and wish to reallocate your Account assets in accordance with a different Model Portfolio, you may have to wait to do so. Additionally, you may only invest in one Model Portfolio at any one time.

2. Lifetime Income Payments

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The Income Edge is designed to protect you from outliving the assets in your Account. If you terminate the Income Edge, or if you (or if you have elected the Spousal Income Guarantee, you and your spouse) die before your Account Value is reduced to $0 by Withdrawals (within the limits of the certificate) and/or poor investment performance, neither you nor your estate will receive any payments from us under your Income Edge, nor will your Income Edge provide for any cash value build-up for income payments.

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If your Account Value is reduced to $0 by Withdrawals (within the limits of the certificate) and/or poor investment performance while you, or if you have purchased the Spousal Income Guarantee, you and/or your spouse are living, and you therefore receive lifetime income payments from us under your Income Edge, there is a risk that the total amount of the lifetime income payments you receive will be less than the total Income Edge fees you have paid. Since you must also pay fees for the assets in your Account to be covered by the Income Edge, namely the Strategic Allocation Program Fee, the Financial Advisor Fee, and any fees charged directly by the funds or ETFs used in the Model Portfolio you have elected, the risk that such fees could exceed the total amount of lifetime income payments we could be obligated to pay under the terms of the certificate is increased.

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Prior to the Retirement Income Date, you cannot take any Withdrawals without reducing your Retirement Income Base. Each year after the Retirement Income Date you can withdraw up to a certain dollar amount from your Account without reducing your Retirement Income Base. The amount you can withdraw is your Retirement Income Amount. Your Retirement Income Amount is equal to the Retirement Income Percentage you choose during the Application Process (4% or 5%) multiplied by your Retirement Income Base. You cannot change the Retirement Income Percentage once your certificate has been issued.

3. Tax Consequences

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The Income Edge is novel and innovative. Based on current law, we will treat any payments we make to you under the Income Edge as annuity payments. However, since tax law can change, we can provide no assurance that future changes will not impact Income Edge owners.

The Internal Revenue Service has issued a ruling to PHL Variable Insurance Company indicating that the insurance certificate form that will be issued as the Income Edge (Insurance Certificate) will be treated as an annuity contract under the Internal Revenue Code. While this ruling is not precedent to anyone other than PHL Variable, based on the analysis in the ruling and our own conclusions, we will treat the Income Edge as an annuity for all tax purposes. Accordingly, we will treat any payments we make to you under an Income Edge as ordinary income to you to the extent provided under the income tax rules for annuities. In addition, the Internal Revenue Service has also issued a private letter ruling concerning the tax treatment to an individual investor relative to the Insurance Certificate and to the assets contained in a brokerage account managed under a different investment advisory program subject to limitations similar to those of the Model Portfolios. This ruling provides, in substance, not only that the certificate will be treated as an annuity contract, but also that the income tax treatment of the brokerage account assets will be unaffected by the existence of the Insurance Certificate. See “Taxation of the Income Edge” later in this prospectus.

4. Financial Strength of PHL Variable Insurance Company

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The Income Edge is not a separate account product. This means that the assets at PHL Variable Insurance Company supporting the Income Edge are not held in a segregated account for the exclusive benefit of Income Edge certificate owners and are not insulated from the claims of PHL Variable’s third party creditors. Your lifetime income payments (if any) will be paid from our general account and, therefore, are subject to our claims paying ability. Investors should look to the financial strength of a company as a measure of its claims-paying ability. Many financial services companies, including insurance companies, continue to face challenges in this unprecedented market environment, and we are not immune to those challenges. We know it is important for you to understand how this market environment may impact our ability to meet the guarantee provided by the certificate.

Under Connecticut law, life insurance companies, including PHL Variable, are required to hold a specified amount of reserves in order to meet the contractual obligations of their general account to contract owners. State insurance regulators also require life insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that an insurer could incur as the result of its own investment of its general account assets, which could include bonds, mortgages, general real estate investments, and stocks. If your Account Value is reduced to $0 such that lifetime income payments would be due under the terms of the certificate and, at that time, PHL Variable’s general account was not able to make the lifetime income payments provided by the certificate, you would be treated as a general creditor of PHL Variable and may not obtain the benefit from the certificate. No fees paid for the certificate would be refunded.

We prepare financial statements in accordance with Generally Accepted Accounting Principles (“GAAP”) and as required by state insurance law. To better understand our financial condition, you should read our reports to the SEC on Forms 10-K and 10-Q, which include financial statements. Our Annual Report on Form 10-K for the year ended December 31, 2009 includes information about the effects of current market challenges on our business, including the effects of downgrades in our financial strength ratings. The financial strength of PHL Variable Insurance Company is currently rated by four nationally recognized statistical rating organizations (“NRSRO”). These NRSROs are A.M. Best, S&P, Moody’s and Fitch (we do not provide nonpublic information to Fitch). The NRSRO ratings are not specific to the Income Edge certificate and your lifetime income payments, if any, and may change over time. Useful information about PHL Variable’s financial strength, including our current financial strength ratings and information on our general account portfolio of investments can be found on our website (www.phoenixwm.com). Additionally, you may obtain information on our financial condition and our financial strength ratings by reviewing our reports to the SEC on Forms 10-K, 10-Q and 8-K, as well as the definitive proxy statement filed with the SEC by The Phoenix Companies, Inc., including those reports which are incorporated by reference into this prospectus. See “Incorporation of Certain Documents by Reference” previously in this prospectus for information about how to obtain those documents for free. PHL Variable’s financial strength ratings do not apply to the Account or to any investments held in the Account.

5. Increases in Your Retirement Income Base

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Your Retirement Income Base does not automatically increase when the assets (e.g. fund shares) in your Account appreciate in value. Your Retirement Income Base may or may not increase if you make Additional Contributions to your Account (depending on whether you have made any Withdrawals from your Account that did not immediately reduce your Retirement Income Base) or you do not decline the Annual Optional Increase on a Certificate Anniversary Date (and potentially thereafter pay higher Income Edge fees). Therefore, there is a risk that your Retirement Income Base will not increase while you own your Income Edge. Additionally, there is a risk that inflation could outpace any increase in your Retirement Income Base and, as a result, any lifetime income payment you may receive in the future, based on the value of that Retirement Income Base, would have less purchasing power than the same dollar amount would have today. See “Increases in Your Retirement Income Base” later in this prospectus.

6. Withdrawals

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If you make any Withdrawals from your Account before your Retirement Income Date, or you make Withdrawals on or after your Retirement Income Date and such Withdrawals alone, or in combination with other Withdrawals in the same calendar year, exceed your Retirement Income Amount (or, if your certificate was issued as a traditional IRA, the required minimum distribution, if greater), the amount of lifetime income payments that you could receive under your Income Edge, if any, may be reduced. We consider these Withdrawals “Excess Withdrawals”. Accordingly, Withdrawals must be carefully managed to avoid decreasing the amount of your Retirement Income Base and Retirement Income Amount or causing a termination of your Income Edge that may not be in your best interest. However, due to the long-term nature of the Income Edge, there is a risk that you may need funds prior to your Retirement Income Date, or in an amount in excess of your Retirement Income Amount (or, if your certificate was issued as a traditional IRA, the required minimum distribution, if greater), on or after your Retirement Income Date, and that if you do not have sources of income other than your Account available, you may need to make Withdrawals from your Account that will reduce the amount of any lifetime income payments you may receive under your Income Edge. You should carefully monitor your Retirement Income Base at all times as well as the amount of any Withdrawals. You may call JPTCM at 1-888-578-8763 for information about your Retirement Income Base and Retirement Income Amount.

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As noted above, you may have certain needs for Withdrawals from your Account. Additionally, you may choose to take Withdrawals from your Account if you become dissatisfied with the asset allocation strategies and/or Model Portfolios available, or you may choose to take Withdrawals for other reasons. Regardless of the reason, if these Withdrawals are Excess Withdrawals, the amount of lifetime income payments that you could receive under your Income Edge, if any, may be reduced. See “Withdrawals From Your Account” later in this prospectus. In addition, such Withdrawals may have tax consequences. See “Taxation of the Income Edge” later in this prospectus for a discussion of the tax consequences of the Income Edge.

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You may take Withdrawals from your Account at any time and in any amount. As with any investment account, you must liquidate investments to provide for Withdrawals and Withdrawals may have tax consequences. As described below, certain Withdrawals can negatively affect your Income Edge or cause it to terminate. We call these Withdrawals “Excess Withdrawals.” The following Withdrawals are considered “Excess Withdrawals:”

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Any Withdrawal before the “Retirement Income Date,” which is the later of the Certificate Effective Date or your 65th birthday (or, if you own your certificate jointly with your spouse, the younger spouse’s 65th birthday);

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Any Withdrawal, to the extent that it alone, or in combination with Withdrawals taken previously in a calendar year, exceeds the Retirement Income Amount during any calendar year on or after the Retirement Income Date. Your Retirement Income Amount will equal the Retirement Income Percentage multiplied by your Retirement Income Base. Your Retirement Income Percentage will be 4% or 5%, as elected by you during the Application Process. If your certificate was issued as a traditional IRA and the required minimum distribution is a greater amount, withdrawing the required minimum distribution amount from your Account will not be considered an Excess Withdrawal.

For example, assume your certificate was issued as a traditional IRA and you are currently over 70 1/2 years old so your IRA has a required minimum distribution. In a given calendar year, assume your Retirement Income Amount is $25,000 and your required minimum distribution attributable to your Account Value is $35,000. You make a Withdrawal of $30,000. Even though the Withdrawal exceeds the Retirement Income Amount, it is less than the required minimum distribution so it does not affect your Retirement Income Base. See “Taxation of the Income Edge” for information about the required minimum distribution.

❖	Excess Withdrawals negatively affect your certificate in the following ways:

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Excess Withdrawals reduce the Retirement Income Base. Excess Withdrawals reduce the Retirement Income Base in the same proportion as the Account Value is reduced by the Withdrawal. As a result, when the Account Value is less than the Retirement Income Base at the time an Excess Withdrawal is taken, the Retirement Income Base will be reduced by more than the dollar amount of the Withdrawal.

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Excess Withdrawals that reduce your Account Value to $0 will cause your Income Edge to terminate. Stated differently, if any Withdrawal prior to the Retirement Income Date reduces your Account Value to $0, your Retirement Income Base reduces to $0 and your Income Edge will terminate. If a Withdrawal on or after the Retirement Income Date that alone, or in combination with other Withdrawals in that calendar year, exceeds the Retirement Income Amount, (or for certificates issued as traditional IRAs, the required minimum distribution, if greater) and reduces your Account Value to $0, your Retirement Income Base will be reduced to $0 and your Income Edge will terminate.

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A Withdrawal from your Account can also limit the increase to your Retirement Income Base that would otherwise result from Additional Contributions to your Account. Withdrawals taken on or after the Retirement Income Date that do not immediately reduce the Retirement Income Base may reduce any increase to the Retirement Income Base from an Additional Contribution and may affect more than one Additional Contribution. See “Increases in Your Retirement Income Base” later in this prospectus.

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Unless you direct JPTCM to use another source of payment, deductions are made from your Account Value to pay the Income Edge fee, Strategic Allocation Program Fee, the Financial Advisor Fee and other fees associated with your Account and the funds held in your Account. Under certain circumstances, deductions from your Account Value to pay these fees may be considered “Withdrawals” for purposes of the Income Edge. Deductions from your Account Value to pay the amount of the Strategic Allocation Program Fee and/or Financial Advisor Fee that separately or together exceed 1.80% in any calendar year are

Withdrawals for purposes of the Income Edge. As Withdrawals, these fees can reduce the amount of benefits, if any, you will receive under your Income Edge. See “Summary, Additional Fees Related to your Strategic Allocation Program and the Funds Held in your Account” earlier in this prospectus for an example of how a Withdrawal to pay these fees can impact your Retirement Income Base.

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The Strategic Allocation Program Fee is the fee charged for the Account and would be charged even in the absence of the Income Edge certificate for so long as you continue to participate in that program and the Strategic Allocation Program continues to be offered by JPTCM. (See “What Happens if Your Additional Contributions or Withdrawals, or Other Actions Cause the Investments in Your Account to Fall Outside the Permitted Ranges?” for details about our contract with JPTCM and the availability of the Model Portfolios.)

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If the Strategic Allocation Program is no longer available because all of the Model Portfolios have been discontinued or for any other reason, JPTCM will not be entitled to continue to deduct the Strategic Allocation Program Fee from your Account and you may be entitled to a refund of any unearned Strategic Allocation Program Fees. You should refer to the client agreement you signed with JPTCM for information about specific terms and conditions related to your participation in the Strategic Allocation Program and to JPTCM’s Form ADV, Part II for information about services provided by JPTCM under the Strategic Allocation Program and other investment advisory programs offered by JPTCM, as well as the fees, terms, and conditions applicable to each program. The Part II may be obtained by writing to JPTCM at One Buckhead Plaza, 3060 Peachtree Road NW, 11th Floor, Atlanta, GA 30305 or by calling 1-888-578-8763.

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The Financial Advisor Fee is the asset-based fee paid to your Financial Advisor for providing you general investment advice and would be charged even in the absence of the Income Edge certificate and the Strategic Allocation Program. Deductions from Account Value for the portion of the Strategic Allocation Program Fee and Financial Advisor Fee, taken either together or separately, that exceeds 1.80% of Account Value in any calendar year before the Retirement Income Date are Excess Withdrawals. Deductions from Account Value for the portion of the Strategic Allocation Program Fee and Financial Advisor Fee, taken either together or separately, that exceeds 1.80% of Account Value in any calendar year on or after the Retirement Income Date will be Excess Withdrawals if the cumulative amount of Withdrawals, including these deductions, in a calendar year exceeds the Retirement Income Amount in that calendar year. Any Excess Withdrawals reduce the Retirement Income Base.

❖	You should note that there is no provision under the Income Edge to cure any decrease in the amount of your Retirement Income Base and Retirement Income Amount due to Withdrawals.

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Your certificate does not require us to warn you or provide you with notice regarding potentially adverse consequences that may be associated with any Withdrawals or other factors affecting your Account Value. You should consider your ability to monitor factors affecting your Account Value, such as deductions to pay the Strategic Allocation Program Fee and the Financial Advisor Fee and Withdrawals you schedule or request before you purchase the Income Edge, and should carefully monitor that activity after you purchase the certificate. We will notify you in writing of any changes that have occurred to your Retirement Income Base and/or Retirement Income Amount and the date of any such changes.

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On or after the Retirement Income Date, the longer you wait to start making Withdrawals from your Account, the less likely it is that you will benefit from your Income Edge because of decreasing life expectancy. Conversely, the longer you wait to begin making Withdrawals, the more opportunities you will have to take advantage of any appreciation of your Account Value by not declining an Annual Optional Increase and locking in a higher Retirement Income Base (not declining an Annual Optional Increase may increase your Retirement Income Base and result in a higher Income Edge fee). You should, of course, carefully consider when to begin making Withdrawals, but there is a risk that you will not begin making Withdrawals at the most financially beneficial time for you.

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If, on or after the Retirement Income Date, you make Withdrawals in an aggregate amount less than the entire Retirement Income Amount in any calendar year, you ARE NOT permitted to increase the Retirement Income Amount in the next calendar year by the amount not withdrawn in the prior calendar year.

7. Timing Issues

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As noted above, when you first purchase your Income Edge, the Retirement Income Base is set to your Account Value on the Certificate Effective Date. The determination of your Retirement Income Base may be delayed if your Application is incomplete, or your Account Value is greater than $5,000,000, in which case our administrative rules require additional review prior to acceptance. There is a risk that the value of your initial contribution into your Account will decrease before the Certificate Effective Date and therefore your Retirement Income Base will be less than the dollar amount of your initial contribution to the Account due to the differences in the timing of the Account opening and Application Process. Your Retirement Income Base may also be less than the dollar amount of your initial Contribution if you elect the Income Edge at some point after opening your Account. See “How Does the Income Edge Work?” previously in this prospectus.

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Additional Contributions made to your Account after the Certificate Effective Date must either be allowed to remain as cash within the Permitted Ranges for the Model Portfolio you have elected, or be invested in accordance with the Permitted Ranges for Model Portfolio you have elected by the end of the Cure Period.

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If you purchase an Income Edge and your Account Value decreases to $0 solely due to poor market performance prior to the Retirement Income Date, we are not required to begin making lifetime payments (if any) to you until one month after your Retirement Income Date. If you (or, if you have purchased the Spousal Income Guarantee, both you and your surviving spouse) die before the Retirement Income Date, your Income Edge will terminate and you will receive no lifetime income payments from us and your Income Edge will terminate without any value.

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If you purchase the Spousal Income Guarantee, the Retirement Income Date is the later of the Certificate Effective Date and the younger spouse’s 65th birthday. As a result, if the younger spouse is less than age 65 on the Certificate Effective Date, the Retirement Income Amount does not become available for withdrawal without reducing the Retirement Income Base until that younger spouse reaches age 65.

8. Income Edge Fee and other Account Fees

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There is a risk that the Income Edge fee for your certificate could increase if you choose to transfer your Account assets so they are invested in accordance with a different Model Portfolio than you previously elected and/or you do not decline an Annual Optional Increase or make an Additional Contribution that results in an increase to your Retirement Income Base. The Income Edge fee for your certificate could increase if we increase the Income Edge fee percentage for a Model Portfolio or if JPTCM proposes a change in the Permitted Ranges and/or Permitted Funds for a Model Portfolio that PHL Variable accepts but that also causes PHL Variable to increase the Income Edge fee percentage for the affected Model Portfolio. In either case, any increased fee percentage would only apply to your certificate if you have elected the affected Model Portfolio for your Account and make an Additional Contribution to your Account or do not decline an Annual Optional Increase, or if you transfer your Account assets so they are invested in accordance with the affected Model Portfolio. You should carefully consider the possibility of an increased Income Edge fee before you purchase an Income Edge. The Income Edge fee percentage will not exceed 2.50% of the Retirement Income Base annually for the 4% Retirement Income Percentage or 3.00% of the Retirement Income Base annually for the 5% Retirement Income Percentage. See “How is the Income Edge Fee Percentage for my Certificate Determined?” previously in this prospectus and “Annual Income Edge Fee” later in this prospectus.

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Additionally, other fees apply to your Account and there is a risk that the deduction of these fees from your Account could negatively impact the potential benefit of the Income Edge. If the Strategic Allocation Program Fee and the Financial Advisor Fee, separately or together, exceed 1.80% of Account Value in a calendar year, deductions from Account Value for the portion of the Strategic Allocation Program Fee and Financial Advisor Fee taken either together or separately, that exceeds this amount will be considered Withdrawals for the purposes of the Income Edge. As Withdrawals, these fees can reduce the amount of benefits, if any, you will receive under your Income Edge. It is possible these fees, which are separate from the Income Edge fee, could exceed 1.80% of the Account Value in a calendar year. See “Additional Fees Related to your Strategic Allocation Program and the Funds Held in your Account” earlier in this prospectus and “Withdrawals From Your Account” later in this prospectus.

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Over the long term, since you will incur the Strategic Allocation Program Fees and Financial Advisor Fees in addition to any fees and expenses associated with the mutual funds and ETFs used in the Strategic Allocation Program, investing through the Strategic Allocation Program may be more expensive than purchasing mutual funds or other investments over the same period.

9. Divorce

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Two spouses legally married under federal law may purchase the Spousal Income Guarantee version of the Income Edge to provide predictable lifetime income payments for the lives of both spouses by providing continuing income payments if the investments in the spouses’ jointly-owned Account are reduced to $0 by withdrawals (within the limits of the certificate) and/or poor investment performance before both spouses die. There is a risk that if two spouses purchase a Spousal Income Guarantee version of the Income Edge and subsequently determine to obtain a divorce, such divorce could result in a loss of part or all of the income protection provided to each spouse by the Income Edge prior to the divorce. See “Divorce of Joint Spousal Owners of an Income Edge” later in this prospectus.

10. Regulatory Matters

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The Income Edge certificates are the subject of a registration statement filed with the SEC in accordance with the Securities Act of 1933 (the “Securities Act”) and the offering of the Income Edge certificates must be conducted in accordance with the requirements of the Securities Act. We are also subject to applicable periodic reporting and other requirements imposed by the Securities Exchange Act of 1934.

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We are not an investment adviser and do not provide investment advice to you in connection with your Income Edge. Therefore, we are not governed by the Investment Advisers Act of 1940 (the “Advisers Act”), and the protections provided by the Advisers

Act are not applicable with respect to our sale of the Income Edge to you. Investors Capital is an investment adviser registered with the SEC and subject to the Advisers Act. Your Financial Advisor may also be subject to the Advisers Act if he or she is in the business of providing investment advice for a fee.

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We are subject to extensive laws and regulations. These laws and regulations are complex and subject to change. This is particularly the case given recent adverse economic and market developments. On July 21, 2010, the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), which implements significant changes in the financial regulatory landscape and will impact institutions operating in many segments of the financial services industry, including us. The Act may, among other things, increase our regulatory compliance burden by requiring us to invest management attention and resources to evaluate and make necessary changes to our policies and procedures and the manner in which we conduct our business. We are uncertain as to the impact that this new legislation will have on PHL Variable and cannot assure that it will not adversely affect our financial condition and results of operations.

11. Using Your Account as Collateral for a Loan

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The assets in your Account are owned by you, not by us. We have no control over any of the assets in your Account and you may sell such assets at any time in your complete and sole discretion and without any permission from us. The assets in your Account are not subject to our creditors, although they can be directly attached by your creditors. In addition, you may pledge the assets in your Account as collateral for a loan. In the case of such a pledge, if the assets in your Account decrease in value, your creditor may be able to liquidate assets in your Account to pay the loan. Any such liquidation may constitute a Withdrawal from your Account and reduce your Retirement Income Base. Using the assets in your Account as collateral for a loan, therefore, may reduce the future benefit of your Income Edge or cause your Income Edge to terminate.

The Income Edge Certificate

The Income Edge is offered to advisory clients of JPTCM whose Account assets are managed under the Strategic Allocation Program. The Income Edge is designed for JPTCM clients who intend to use the assets in their Account as the basis for a withdrawal program to provide income payments for retirement or other long-term purposes.

Subject to certain conditions, the Income Edge ensures predictable lifetime income payments regardless of the actual performance or value of your Account, by providing continuing income payments if your Account Value is reduced to $0 by Withdrawals (within the limits of the certificate) and/or poor investment performance. There are limitations on the amount and timing of Withdrawals, which are discussed below. There is an annual fee for the Income Edge which, unless you direct JPTCM to deduct this from a different account, is deducted from your Account quarterly in advance.

The certificate provides for certain transactions and/or events to occur. If any such transaction affects your Retirement Income Base or your Retirement Income Amount, such as certain Additional Contributions and/or Withdrawals, we use the Account Value as of the close of business for the Business Day immediately preceding the day the transaction or event occurs in calculating the changed Retirement Income Base or Retirement Income Amount. If we are not open for business on a day when a transaction or event occurs for your certificate and that transaction or event changes your Retirement Income Base and/or your Retirement Income Amount, we can advise you of the new amount as of the next Business Day we are open for business and we will provide you with notice of this amount.

1.	Purchasing an Income Edge

How Do You Purchase an Income Edge?

You may purchase an Income Edge when you choose the Strategic Allocation Program or at any later time while you are participating in that program and a Model Portfolio is available. If you had a certificate with your Account and chose to terminate it, you must wait at least 90 days following the termination to purchase another certificate. You, or, if you intend to elect the Spousal Income Guarantee, you and your spouse, must be younger than age 85 to purchase the Income Edge. You apply to purchase an Income Edge by completing an Application and submitting it to us. You must complete separate paperwork to contract with JPTCM for the Strategic Allocation Program. You may submit the Application for the Income Edge to us when you contract with JPTCM to participate in the Strategic Allocation Program or at a later date so long as we are then offering the Income Edge with the Model Portfolios or other portfolios available to you through your relationship with JPTCM. An Application for an Income Edge covering an Account over $5 million is subject to additional review by us before we issue a certificate. We may determine not to issue an Income Edge for any reason, at our sole discretion. If your Application Process is successfully completed, we will issue an Income Edge certificate to you describing your rights and obligations. The Income Edge certificate is in the form of an individual certificate provided under a group annuity contract issued by PHL Variable to JPTCM. The Income Edge is not available in all states.

There are two versions of the Income Edge: the Individual Income Guarantee and the Spousal Income Guarantee.

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The Individual Income Guarantee provides predictable lifetime income payments to you regardless of the actual performance or value of your Account assets by providing continuing income payments if the assets in your Account are reduced to $0 by Withdrawals (within the limits of the certificate) and/or poor investment performance before you die.

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The Spousal Income Guarantee provides predictable lifetime income payments for both you and your spouse by providing continuing income payments if the assets in your Account are reduced to $0 by Withdrawals (within the limits of the certificate) and/or poor market performance before both you and your spouse die.

❖	When you apply to purchase an Income Edge, you must indicate whether you want the Individual Income Guarantee or the Spousal Income Guarantee.

❖	Any owner of the Income Edge must be an owner of the Account.

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If you elect the Individual Income Guarantee, there can be only one owner of the Income Edge and that owner must be a natural person, unless the Income Edge is purchased by an IRA. For purposes of the Individual Income Guarantee, the Retirement Income Date is the later of your Certificate Effective Date or your 65th birthday.

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If you elect the Spousal Income Guarantee, both owners must be married spouses as defined under Federal tax law. Federal law defines “spouse” under the Defense of Marriage Act, as a man or a woman legally joined. Under this Act, neither individuals married under State or foreign laws that permit a marriage between two men or two women nor individuals participating in a civil union or other like status are spouses for any federal purposes, including provisions of the Internal Revenue Code. The age of the younger spouse is used to determine when and if lifetime income payments will be paid under the Income Edge. Accordingly, the Retirement Income Date is the later of the Certificate Effective Date or the younger spouse’s 65th birthday. For example, if on the Certificate Effective Date, one spouse is age 40, while the other spouse is age 60, the Retirement Income Date would be approximately twenty-five years from the Certificate Effective Date (the youngest spouse’s 65th birthday). In the event that the younger spouse dies before his or her 65th birthday, then the Retirement Income Date will be the older spouse’s 65th birthday. If the older spouse has already reached his or her 65th birthday, then the date of the younger spouse’s death will be set as the Retirement Income Date.

The certificate also offers two different Retirement Income Percentages and you must choose your percentage when you purchase the certificate and cannot change this choice once the certificate is issued. This Retirement Income Percentage is used to calculate the Retirement Income Amount (Retirement Income Percentage multiplied by the Retirement Income Base).

❖	We currently offer two Retirement Income Percentages: a 4% option and a 5% option.

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The 5% Retirement Income Percentage provides a higher Retirement Income Amount each year than does the 4% Retirement Income Percentage, but the Income Edge fee percentage that you will be charged is also higher for the 5% option than for the 4% option. See “How is the Income Edge Fee Percentage for my Certificate Determined?” previously in this prospectus.

What If You Want to Purchase an Income Edge For Your Individual Retirement Account (IRA)?

You may purchase the Qualified Income Edge and select the Individual Income Guarantee for your IRA.

❖	A Qualified Income Edge is an Income Edge certificate owned by an IRA. The Qualified Income Edge is available for traditional and Roth IRAs (collectively, “IRA Accounts”).

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If the Income Edge certificate is purchased in connection with an IRA, you must designate the natural person for whom the IRA is established for the benefit of the Income Edge for purposes of determining Income Edge benefits. The Retirement Income Date for the Qualified Income Edge is the later of the Certificate Effective Date or the date when the natural person for whom the IRA is established reaches age 65. The Qualified Income Edge is held within the IRA Account for the benefit of the natural person for whom the IRA is established.

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For a Qualified Income Edge, in a traditional IRA, the required minimum distribution (RMD) for the IRA will include the value of the Qualified Income Edge. In some cases, the RMD for the Qualified Income Edge may be more than the Retirement Income Amount (determined as the result of the Retirement Income Percentage you elected during the Application Process (4% or 5%) multiplied by the Retirement Income Base). If so, Withdrawals from your Account, to meet RMD requirements will not be treated as Excess Withdrawals and, accordingly, will not reduce your Retirement Income Base. For example, assume that the Account Value covered by the Income Edge is $100,000; based on your age, the RMD related to the Account Value covered by the Income Edge is computed as $5,000. This amount can be withdrawn from the Account Value even if this $5,000 exceeds your Retirement Income Amount. The RMD for traditional IRA Accounts will be calculated as of January 1 following the later of the Certificate Effective Date and the date the owner turns the age 70 1/2 . Prior to the date the RMD is first calculated, the RMD is equal to $0. The RMD will be based on the Account Value on the previous December 31st. See “Taxation of the Income Edge” for information about the required minimum distribution later in the prospectus.

❖	The Spousal Income Guarantee is not available for an IRA Account.

2.	How Does Your Income Edge Work?

Your Retirement Income Base will equal your Account Value on your Certificate Effective Date. Additional Contributions you make to your Account after the Certificate Effective Date must either be allowed to remain as cash within the Permitted Ranges for the Model Portfolio you have elected, or be invested in accordance with the Permitted Ranges, using only Permitted Funds, for the Model Portfolio you have elected by the end of the Cure Period. Your Retirement Income Base may or may not increase as a result of

Additional Contributions to your Account or the Annual Optional Increase. See “Increases in Your Retirement Income Base” later in this prospectus. Increases to your Retirement Income Base may increase the Income Edge Fee you will pay. See “Annual Income Edge Fee” later in this prospectus.

On or after your Retirement Income Date, you may withdraw your Retirement Income Amount, or if your certificate was issued as a traditional IRA, your RMD, if greater, without reducing your Retirement Income Base. Of course, you may always make Withdrawals from your Account before your Retirement Income Date, or in excess of your Retirement Income Amount or, if your certificate was issued as a traditional IRA, your RMD, if greater, on or after the Retirement Income Date, but these Withdrawals are considered Excess Withdrawals under the Income Edge and, accordingly, will reduce your Retirement Income Base and your Retirement Income Amount. Additionally, because all Withdrawals prior to the Retirement Income Date immediately reduce the Retirement Income Base, any Additional Contributions made prior to the Retirement Income Date will increase the Retirement Income Base dollar for dollar. On or after the Retirement Income Date, Withdrawals that do not reduce the Retirement Income Base when taken will reduce or eliminate any increase to the Retirement Income Base from a subsequent Additional Contribution, and could reduce or eliminate the effect of more than one subsequent Additional Contribution. See “How Do You Structure Withdrawals From Your Account?” later in this prospectus.

In the event that your Account Value is reduced to $0 by withdrawals (within the limits of the certificate) and/or poor investment performance on or after your Retirement Income Date, we will pay the Retirement Income Amount after your Account Value reduces to $0 until you (or, if you have purchased the Spousal Income Guarantee, you and your spouse) die. When lifetime income payments will begin depends on whether or not you have reached the Retirement Income Date at the time your Account Value is reduced to $0. If your Account Value is reduced to $0 prior to the Retirement Income Date solely as a result of poor investment performance, monthly payments will commence one month following the Retirement Income Date and then will be made on the same day each month (or, if a payment is to be made on a day on which we are not open for business, it will be made on the next following day we are open for business). If your Account Value equals $0 on or after the Retirement Income Date as a result of Withdrawals (within the limits of the certificate) and/or poor investment performance, monthly payments will commence one month following the date your Account Value reduces to $0 and then will be made on the same day each month (or, if a payment is to be made on a day on which we are not open for business, it will be made on the next following day we are open for business). Under no circumstances would the payments continue to your heir or estate.

3.	JPTCM and the Account

About JPTCM

JPTCM is registered as an investment adviser with the SEC. JPTCM provides advisory and financial planning services in 50 states and D.C., and manages approximately $150 million in client assets.

JPTCM will offer the Strategic Allocation Program only through affiliated registered investment advisor representatives (“Financial Advisors”). The Financial Advisors assist clients in analyzing whether the Strategic Allocation Program is an appropriate investment advisory program and determining which investment style is appropriate for the client. Certain Financial Advisors may not be permitted to provide you with advice regarding the Income Edge due to state laws and regulations relating to insurance agents. However, these Financial Advisors are permitted to arrange for you to discuss the Income Edge with representatives of J.P. Turner & Company, LLC’s affiliated insurance agency. If you purchase the Income Edge, the custodian for your Account will provide client statements concerning your Account activity, strategy and performance to you or your Financial Advisor, while we will send you notices solely related to the Income Edge.

About the Strategic Allocation Program

The Strategic Allocation Program is a discretionary managed account that leverages the expertise and knowledge of JPTCM’s investment policy committee to actively manage specific portfolios comprised of mutual funds and exchange traded funds. While JPTCM has a variety of investment strategies across the risk/return spectrum, the Strategic Allocation Program currently offers three Model Portfolios, which are the asset allocation strategies eligible for coverage under the Income Edge certificates. Each of the Model Portfolios represents a different level of expected risk and return. You may only participate in one of the three Model Portfolios any one time, but may transfer your total Account value from one Model Portfolio to another under the terms of the Strategic Allocation Program. You should know that you may only make such transfers once in each 90-day period and that transferring from one Model Portfolio to another may increase or decrease the fee you will pay for your certificate. You may not purchase the Income Edge in connection with a brokerage account the assets of which are managed in accordance with any portfolio that is not a Model Portfolio. You may elect the Strategic Allocation Program without purchasing the Income Edge. You may, but are not required to, purchase the Income Edge at the time you open your Account or at a later date so long as we are then offering the Income Edge with the Model Portfolios or other portfolios available to you through your relationship with JPTCM.

JPTCM serves as the portfolio manager for the Model Portfolios and determines the asset allocation and specific mutual funds, including ETFs for each asset allocation strategy based on a determination about each fund manager’s performance in the specific investment discipline that fits the allocation strategy. Your Financial Advisor will assist you in selecting the Model Portfolio appropriate for your circumstances.

Your participation in the Strategic Allocation Program is governed by the investment advisory agreement you signed with JPTCM. You enter into this agreement in order to open your Account. In this investment advisory agreement, you authorize JPTCM to provide investment advisory services to you, including the selection of the Model Portfolio in accordance with which your Account assets will be managed. JPTCM, as portfolio manager to the Model Portfolios, maintains your Account by arranging for the execution of trades in your Account, placing orders for the purchase, sale or redemption of shares of the mutual funds, including ETFs, in accordance with the Permitted Ranges and Permitted Funds for the Model Portfolio you have selected, and periodically rebalances those assets. All securities remain titled with the name of the client or trustee, allowing the client to withdraw, hypothecate, vote proxies and/or pledge any or all of the securities held by the custodian for your Account, which currently is National Financial Services. JPTCM has arranged with the custodian to provide certain services to the Accounts, including custody of Account assets, provision of Account statements, and deduction of fees for the Strategic Allocation Program and other fees due under your investment advisory agreement. For more detailed information regarding the Strategic Allocation Program, please refer to JPTCM’s Form ADV, Part II which may be obtained by writing to JPTCM at One Buckhead Plaza, 3060 Peachtree Road N.W., 11th Floor, Atlanta, GA 30305 or by calling 1-888-578-8763.

About the Model Portfolios

The Model Portfolios invest in mutual funds, including ETFs, and do not hold individual securities. An “ETF” is a type of pooled investment vehicle that invests in the securities of other issuers and the shares of which, unlike a traditional mutual fund, are traded on an exchange in secondary markets. An ETF may be a fund that holds a portfolio of common stocks designed to track the performance of a particular securities index, or a portfolio of bonds that may be designed to track a bond index. Each share of an ETF represents an undivided ownership interest in the portfolio held by an ETF.

The Model Portfolios currently eligible for coverage under the Income Edge are constructed to correspond to one of three asset allocation strategies, each of which has a percentage investment in equities and a percentage investment in fixed income investments corresponding to a target level of return and an expected level of risk associated with those investment percentages.

❖

The Strategic Allocation Program Balanced Model Portfolio is intended to consist of 60% equity investments and 40% fixed income investments. This Model Portfolio is intended for those investors concerned with capital preservation and a more conservative risk profile given the lower exposure to equities in relation to the other Model Portfolios. The Strategic Allocation Program Balanced Model Portfolio is the least aggressive Model Portfolio in the Strategic Allocation Program.

❖

The Strategic Allocation Program Growth Model Portfolio is intended to consist of 70% equity investments and 30% fixed income investments. The Strategic Allocation Program Growth Model has a greater allocation to equities as compared to fixed income securities. This model is intended for those investors who seek the greater growth potential offered by the increased equity exposure but desire the reduced volatility historically delivered by fixed income investments. Given this increased exposure to equities, the Strategic Allocation Program Growth Model will have a more aggressive posture as compared to the Strategic Allocation Program Balanced Model Portfolio.

❖

The Strategic Allocation Program Aggressive Model Portfolio is intended to consist of 80% equity investments and 20% fixed income investments. This Model Portfolio is intended for those investors who want the greatest growth potential of the three models offered. Although a higher allocation to equities suggests increased volatility, historically such a position has delivered greater long-term returns. The Strategic Allocation Program Aggressive Model Portfolio is the most aggressive Model Portfolio in the Strategic Allocation Program.

There is no guarantee, either express or implied, that the goals of the Model Portfolios will be met. Furthermore, over the long term, since the Strategic Allocation Program Fees and Financial Advisor Fees are incurred in addition to any fees and expenses associated with the mutual funds and ETFs used in the Strategic Allocation Program, investing through the Strategic Allocation Program may be more expensive to clients than purchasing mutual funds or other investments held over the same period.

Each Model Portfolio is subject to maximum and minimum allocations to funds and ETFs investing primarily in various types of investments, i.e., asset classes and sub-asset classes. These limitations are the Permitted Ranges. To construct the Model Portfolios, JPTCM selects qualifying ETFs and other mutual funds within these asset classes in compliance with the Permitted Ranges. Subject to the Permitted Ranges, JPTCM may include any registered mutual fund or ETF in the Model Portfolios that has been agreed to by PHL Variable on a risk and/or cost assessment basis; however, none of these funds will be affiliated with JPTCM or PHL Variable. Any fund or ETF that has been accepted for use in a Model Portfolio is a Permitted Fund. To learn more about the specific funds included in a Model Portfolio, you may contact JPTCM at 1-888-578-8763. Additionally, the custodian for your Account will send regular brokerage statements to you that will reflect the underlying fund holdings in the Strategic Allocation Program Model Portfolio you have selected.

The Income Edge is available only with portfolios that satisfy the Permitted Ranges using only Permitted Funds. You should note that your Financial Advisor, in keeping with his fiduciary duty to manage your investments in your best interest, may choose to customize a portfolio for you that does not satisfy the Permitted Ranges or does not use only Permitted Funds and this choice may cause the Income Edge certificate to terminate.

The Current Permitted Ranges for the Model Portfolios

The current Permitted Ranges are set forth in the following table. JPTCM (subject to our right to reject any proposed change that would subject us to material additional risk or costs) may make changes to these Permitted Ranges in the future, in which case your Account’s allocations may have to be reallocated accordingly. We will inform you of any such change in writing.

Style Allocation	Balanced		Growth		Aggressive
	60% equities 40% fixed income		70% equities 30% fixed income		80% equities 20% fixed income
Asset and Sub-asset Classes: these are comprised of individual funds, including exchange traded funds, and are not individual investments.	Permitted Ranges		Permitted Ranges		Permitted Ranges
	Min	Min	Min	Max	Min	Max
Large Cap US Equity	21%	45%	26%	55%	31%	65%
Core[1]	0%	45%	0%	55%	0%	65%
Value Tilt[2]	0%	35%	0%	42%	0%	49%
Growth Tilt[3]	0%	12%	0%	14%	0%	16%
Mid Cap US Equity	6%	24%	7%	29%	8%	34%
Core[4]	0%	24%	0%	29%	0%	34%
Value Tilt[5]	0%	18%	0%	22%	0%	26%
Growth Tilt[6]	0%	6%	0%	7%	0%	8%
Small Cap US Equity	5%	18%	8%	22%	11%	26%
Core[7]	0%	18%	0%	22%	0%	26%
Value Tilt[8]	0%	14%	0%	17%	0%	20%
Growth Tilt[9]	0%	4%	0%	5%	0%	6%
Other*	0%	5%	0%	5%	0%	5%
US REITs[10]	0%	5%	0%	5%	0%	5%
Commodities[11]	0%	5%	0%	5%	0%	5%
Sector[12]	0%	5%	0%	5%	0%	5%
Alternative/Specialty[13]*	0%	5%	0%	5%	0%	5%
International Equity**	9%	24%	11%	29%	13%	34%
Core EAFE[1][4]	0%	24%	0%	29%	0%	34%
Non-EAFE Developed Markets[1][5] ***	0%	10%	0%	13%	0%	16%
Non-EAFE Emerging Markets[1][6]***	0%	10%	0%	13%	0%	16%
Fixed Income#	35%	50%	25%	40%	15%	30%
US Core Fixed Income[1][7]#	0%	50%	0%	40%	0%	30%
US Shorter Duration HQ/Cash[1][8] #	0%	50%	0%	40%	0%	30%
US Longer Duration HQ1[9]#	0%	35%	0%	28%	0%	21%
US Corporates HQ20#	0%	35%	0%	28%	0%	21%
US High Yield[21]*#	0%	5%	0%	5%	0%	5%
International[2][2]*#	0%	5%	0%	5%	0%	5%
Municipal Bonds[23]*#	0%	5%	0%	5%	0%	5%
Inflation Protected[2][4] *#	0%	5%	0%	5%	0%	5%
Overall Equity	50%	65%	60%	75%	70%	85%
Overall Fixed	35%	50%	25%	40%	15%	30%

*	Max of 15% aggregate among all of the asset and sub-asset classes denoted by asterisk

**	At least 50% of International must be Core EAFE

***	Max of 3% in any individual country

#	Notes on Fixed Income Risk

As interest rates rise, existing bond prices fall and can cause the value of a fixed income investment to decline. Changes in interest rates will affect the value of longer-term fixed income securities more than shorter-term securities. Duration represents the interest rate sensitivity of a bond and can magnify the effect of a change in interest rates on bond prices. For example, if a bond portfolio’s average duration is five years, a 1% increase in interest rates would result in a decline of approximately 5% in the bond portfolio’s total value. Similarly, a 1% decline in interest rates would result in a gain of approximately 5% in the bond portfolio’s total value.

[1]

“Large Cap U.S. Equity Core” – An asset class that represents domestic equities that has equal allocation to both value and growth stocks, generally represented by a broad-based index such as the S&P 500® Index or the Russell 1000® Index. The S&P 500® Index is a free-float market capitalization-weighted index of 500 of the largest U.S. companies; as of September 30, 2010, companies in the index have an average market capitalization of more than $21 billion. The index is calculated on a total return basis with dividends reinvested. The index is unmanaged and not available for direct investment. The Russell 1000® measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index and includes approximately 1000 of the largest companies based on a combination of their market cap and current index membership. The Russell 1000 represents more than $21 billion of the U.S. market and as of August 31, 2010, represents companies with a weighted average market capitalization of approximately $67 billion.

[2]

“Large Cap U.S. Equity Value Tilt” – represents holdings with a bias toward U.S. companies with large market capitalizations (typically $10 billion or more). These securities have the potential for long-term capital appreciation and are generally considered to be undervalued relative to a major unmanaged stock index based on price-to-current earnings, book value, asset value, or other factors. In aggregate, the securities within this asset class will generally have below-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified large-cap asset class.

[3]

“Large Cap U.S. Equity Growth Tilt” – represents holdings with a bias toward U.S. companies with large market capitalizations (typically $10 billion or more). These securities have the potential for long-term capital appreciation and are generally defined as securities with expected long-term earnings growth rates significantly higher than the earnings growth rates of the stocks represented in a major unmanaged stock index. In aggregate, the securities within this asset class will generally have above-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified large-cap asset class.

[4]

“Mid Cap U.S. Equity Core” – An asset class that represents domestic equities that has equal allocation to both value and growth mid cap stocks which are securities that tend to have market capitalizations above $2 billion up to $10 billion. Mid cap stocks are generally represented by a broad-based index such as the Russell Mid Cap® Index. The Russell Mid Cap Index is a subset of the Russell 1000® Index and represents approximately 31% of the total market capitalization of the Russell 1000 companies.

[5]

“Mid Cap U.S. Equity Value Tilt” – represents holdings with a bias toward U.S. companies with mid-cap market capitalizations (typically more than $2 billion up to $10 billion). These securities have the potential for long-term capital appreciation and are generally considered to be undervalued relative to a major unmanaged stock index based on price-to-current earnings, book value, asset value, or other factors. In aggregate, the securities within this asset class will generally have below-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified mid-cap asset class.

[6]

“Mid Cap U.S. Equity Growth Tilt” – represents holdings with a bias toward U.S. companies with mid-cap market capitalizations (typically more than $2 billion up to $10 billion). These securities have the potential for long-term capital appreciation and are generally defined as securities with expected long-term earnings growth rates significantly higher than the earnings growth rates of the stocks represented in a major unmanaged stock index. In aggregate, the securities within this asset class will generally have above-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified mid-cap asset class.

[7]

“Small Cap U.S. Equity Core” – An asset class that represents domestic equities that has equal allocation to both value and growth mid cap stocks which are companies that tend to have market capitalizations that are typically $2 billion or less. Small cap stocks are generally represented by a broad-based index such as the Russell 2000® Index. The Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is a subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that index. It includes approximately 2,000 of the smallest companies based on a combination of market capitalization and current index membership.

[8]

“Small Cap U.S. Equity Value Tilt” – represents holdings with a bias toward U.S. companies with small market capitalizations (typically $2 billion or less). These securities have the potential for long-term capital appreciation and are generally considered to be undervalued relative to a major unmanaged stock index based on price-to-current earnings, book value, asset value, or other factors. In aggregate, the securities within this asset class will generally have below-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified small-cap asset class.

[9]

“Small Cap U.S. Equity Growth Tilt” – represents holdings with a bias toward U.S. companies with small market capitalizations (typically $2 billion or less). These securities have the potential for long-term capital appreciation and are generally defined as companies with expected long-term earnings growth rates significantly higher than the earnings growth rates of the stocks represented in a major unmanaged stock index. In aggregate, the securities within this asset class will generally have above-average price-to-earnings ratios, price-to-book ratios, and three-year earnings growth figures compared to the average of the U.S. diversified small-cap asset class.

[10]

“US REITs” – In order to operate as a REIT, a publicly traded company must receive at least 75% of its annual gross income from real estate rents, mortgage interest or other qualifying income; have at least 75% of the company’s annual assets consisting of rental real estate, real estate mortgages or other qualifying commercial real estate; and the company must distribute annually at least 90% of its taxable income to its shareholders. The risk-return profile of US REITs (Real Estate Investment Trusts) is represented by the FTSE NAREIT Equity Index, which is an unmanaged index generally considered to be representative of the North American Real Estate segment of the market, including all tax qualified REITs with common shares traded on the New York Stock Exchange, American Stock Exchange, or NASDAQ National Market List.

[11]

“Commodities” – An asset class that generally invests in securities of companies principally engaged in basic resources and agricultural products such as iron ore, crude oil, coal, ethanol, salt, sugar, coffee beans, soybeans, aluminum, copper, rice, wheat, gold, silver and platinum.

[12]

“Sector” – A mutual fund or ETF that concentrates its investments in a single segment of an industry, such as biotechnology, natural resources, utilities, or regional banks, for example. Sector funds tend to be more volatile than more broadly diversified funds.

[13]

“Alternative/Specialty” – A fund that focuses on non-traditional strategies in order to reach a stated investment objective. Such funds may include “bear market” strategies, market neutral funds or alpha seeking strategies looking to outpace a stated benchmark.

[14]

“International Equity Core EAFE” – An asset class that is generally comprised of securities with primary trading markets outside of the United States in developed international markets. As of May 27, 2010, the MSCI EAFE Index consisted of the following 22 developed market country indices from which securities may be selected: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden. Switzerland, and the United Kingdom. The risk-return profile of Core EAFE is represented by the MSCI EAFE Index (Europe, Australasia, Far East), which is an unmanaged, free float adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the US & Canada.

[15]

“International Equity Non-EAFE Developed Markets” – An asset class that is generally comprised of securities with primary trading markets outside of the United States in developed international markets not contained in the 22 countries cited in the MSCI EAFE index. (Those MSCI EAFE countries are Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom).

[16]

“International Equity Non-EAFE Emerging Markets” – An asset class that is generally comprised of securities with primary trading markets in developing countries outside of the U.S. that have low standards of democratic governments, free market economies, industrialization, social programs, and human rights guarantees for its citizens. In addition, these developing/emerging countries are not contained in the MSCI EAFE Index (European, Australasian, and Far Eastern markets). As of May 27, 2010, the MSCI EAFE Index consisted of the following 22 developed market country indices from which securities may be selected: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden. Switzerland, and the United Kingdom.

[17]

“Fixed Income US CORE Fixed Income” – An asset class that is generally comprised of securities made up of United States dollar denominated Treasuries, government-related securities, and investment grade United States corporate securities. All issues have at least one year to maturity with intermediate indices including bonds with maturities up to 10 years and long term indices composed of bonds with maturities longer than ten years.

[18]

“Fixed Income US Shorter Duration HQ/Cash” – This asset class is generally comprised of securities made up of United States dollar denominated Treasuries, government-related securities, and investment grade United States corporate securities. The duration of these bonds is typically between 1 year and 5 years. Duration is a measure of how the price of a bond changes in response to interest rate changes. This asset class also includes United States currency or cash.

[19]

“Fixed Income US Longer Duration HQ” – This asset class is generally comprised of securities made up of United States dollar denominated Treasuries, government-related securities, and investment grade United States corporate securities. The duration of theses bonds is typically longer than 10 years. Duration is a measure of how the price of a bond changes in response to interest rate changes.

[20]

“Fixed Income US Corporates HQ” – This category is composed of corporate bonds which are debt obligations of specific corporations. Bonds in this category are rated by either Moody’s or S&P as having very high to the highest quality rating a bond can get – specifically “A” to “AAA” – with “AAA” bonds offering the best quality with the smallest risk of default.

[21]

“Fixed Income US High Yield” – An asset class that is generally comprised of fixed income securities that have below investment grade credit ratings and carry higher risks, but generally offer higher yields than investment-grade bonds.

[22]

“Fixed Income International” – An asset class that is generally comprised of securities made up of non-U.S. dollar denominated Treasuries, international government-related securities, and investment grade international corporate securities.

[23]

“Fixed Income Municipal Bonds” – Funds or ETFs that invest in bonds issued by a state, city, or local government. Municipalities issue bonds to raise capital for their day-to-day activities and for specific projects that they might be undertaking (usually pertaining to development of local infrastructure such as roads, sewerage, hospitals, etc.) Interest on municipal bonds is generally exempt from federal tax.

[24]

“Fixed Income Inflation Protected” – An asset class that invests in a special type of Treasury note or bond that offers protection from inflation. With an inflation protected bond, the coupon payments and underlying principal are automatically increased to compensate for inflation as measured by the consumer price index (CPI). Inflation protected bonds are considered a very conservative investment in that the growth of an investor’s purchasing power is guaranteed. Because of this safety feature, Inflation Protected Bonds offer a lower relative return as compared to other fixed income offerings.

For more detailed information regarding the Strategic Allocation Program, please refer to JPTCM’s Form ADV Part II which may be obtained by writing to JPTCM at One Buckhead Plaza, 3060 Peachtree Road NW, 11th Floor, Atlanta, GA 30305 or by calling 1-888-578-8763.

How Does the Income Edge Relate to Your Account?

The Income Edge is designed for clients participating in the Strategic Allocation Program who intend to use the investments in their Account as a basis for a withdrawal program to provide income payments for retirement or other long-term purposes.

The Income Edge provides insurance protection relating to your Account by ensuring that regardless of how your assets in your Account actually perform or the actual value of your assets in your Account when you begin your withdrawal program from your Account, you can have predictable lifetime income payments, subject to certain limitations described herein.

How Will JPTCM Manage Your Investments in the Account If You Purchase an Income Edge?

JPTCM constructs the Model Portfolios based on long-term, forward-looking assumptions for asset class allocation, risk/return and correlation, using capital markets research developed or reviewed by its advisory team. These portfolios employ a strategic asset allocation approach, implemented utilizing a combination of passive and active investments. The firm constructs its Model Portfolios using a multi-fund, multi-manager approach. Each fund is advised or sub-advised by investment managers who are focused on a given investment style, and who have been selected through JPTCM’s research and manager review. Ongoing due diligence is conducted to ensure managers/funds continue to adhere to JPTCM’s investment oversight standards.

As you have granted JPTCM discretion over your Account, JPTCM may, from time to time, make various types of changes which might lead to changes in your Account. For example, JPTCM may adjust the assets in a certificate holder’s Account to any extent it deems appropriate, in the best interest of an Income Edge certificate holder, including by changing the specific funds used and by making investments within and outside the Permitted Ranges. JPTCM may do so at its discretion, and does not require certificate holder approval. For instance, JPTCM may change the specific funds used within the Model Portfolio in an attempt to achieve more effective tracking to an index, or make an allocation to a specific sector or investment style. Similarly, JPTCM may rebalance your Account periodically, as needed, to keep it aligned with the desired investment objective and changing market conditions.

JPTCM may propose an adjustment to the composition of a Model Portfolio, including a change in the Permitted Ranges percentages and/or Permitted Funds that PHL Variable may accept for purposes of the certificate. However, such a change may also cause PHL Variable to change the Income Edge fee percentage for the affected Model Portfolio. The new fee would apply to your certificate as of your initial investment in the affected Model Portfolio following the change, or, if your Account is already invested in accordance with the affected Model Portfolio, upon making an Additional Contribution to the Account or exercising the Annual Optional Increase. You would receive notice of any such fee change.

What Happens if Your Account is Managed in a Manner Unacceptable to Us?

In order for your Income Edge to stay in effect, your Account must be invested at all times in accordance with one of the three Model Portfolios eligible for the Income Edge described above. Additionally, a Model Portfolio must continue to meet the Permitted Ranges, using only the Permitted Funds, for it to remain eligible. Changes to a Model Portfolio that cause it to fall outside the Permitted Ranges or use of a fund that is not a Permitted Fund within a Model Portfolio will result in termination of the Income Edge for an Account invested in accordance with that Model Portfolio unless the necessary change in the Permitted Ranges or use of the proposed fund is accepted by PHL Variable and the Account assets continue to be invested in accordance with the applicable Permitted Ranges, using only Permitted

Funds. If PHL Variable does not accept a proposed change, then the Income Edge for owners of any affected Accounts will be at risk of terminating, unless the Model Portfolios are brought back into accordance with the Permitted Ranges, using only Permitted Funds, during the Cure Period. Following the end of the Cure Period, we will notify an Income Edge certificate holder whose Account is no longer in compliance with the Permitted Ranges, using only Permitted Funds, of this circumstance and options by mailing a notification to the certificate holder’s address on our records at least 30 days prior to terminating the certificate. (In the event that the non-compliance is due to JPTCM discontinuing all of the Model Portfolios, we will provide this notice as early as reasonably practicable prior to the termination; however, such notice may be provided less than 30 days prior to termination.) An Income Edge certificate holder whose Account is not in compliance with the Permitted Ranges, using only Permitted Funds, may choose a different Model Portfolio for investment of Account assets, if available, during this notice period and the certificate will not terminate. An affected certificate holder may choose to liquidate the Account and apply the resulting amount to another annuity with guaranteed benefits, including any such annuity then offered by PHL Variable or its affiliates, in which case the certificate would terminate. Additionally, at any time while a certificate is in effect, the Income Edge certificate holder can elect to close the Account and apply the Account Value to the Lifetime Payment Option. See “Lifetime Payment Option,” Appendix A to this prospectus. Liquidating Account assets may have adverse tax consequences and you should consult with your tax advisor.

What Happens if Your Additional Contributions or Withdrawals, or Other Actions Cause the Investments in Your Account to Fall Outside the Permitted Ranges?

Changes you make to your Account, including Additional Contributions and Withdrawals, may temporarily cause the assets in your Account to fall outside of the Permitted Ranges. For example, if you request a Withdrawal of $100,000 from your Account, JPTCM first must sell securities that are worth $100,000 in order to raise cash for your Withdrawal. At this point in time the assets in your Account may fall outside of the Permitted Ranges due to the higher percentage of cash held in the Account. In addition, after you withdraw the $100,000 in cash, the remaining assets in your Account might not be within the Permitted Ranges and JPTCM may need to rebalance the assets in your Account. If you make Additional Contributions after the Certificate Effective Date, these Contributions must either be allowed to remain as cash within the Permitted Ranges for the Model Portfolio you have elected, or be invested in accordance with the Permitted Ranges for the Model Portfolio you have elected during the Cure Period.

In addition to changes you make, increases or decreases in the market value of the funds in your Account can cause the assets in your Account to fall outside the Permitted Ranges. Also, JPTCM could invest your Account assets outside the Permitted Ranges or could use funds that are not Permitted Funds. For example, JPTCM could act upon instructions from your Financial Advisor to invest your Account assets differently, could decide to use investments other than the Permitted Funds to achieve particular asset allocation objectives, or could decide to cease offering any or all of the Model Portfolios. (See the next paragraph for details about termination of any or all of the Model Portfolios.) Your Financial Advisor could instruct JPTCM to invest your Account assets outside the Permitted Ranges or to use investments that are not Permitted Funds if he determines, in the exercise of his fiduciary duty to you, that the investment of your Account assets in accordance with the Model Portfolio selected is no longer appropriate for you in light of such factors as changes in market conditions, changes in your financial condition, or changes in your investment objectives. Regardless of the reason, if the assets in your Account fall outside of the Permitted Ranges using only Permitted Funds, for any reason, and JPTCM does not bring the assets in line with the applicable investment limitations within the Cure Period, your certificate may terminate. Following the end of the Cure Period, we will notify an Income Edge certificate holder whose Account is no longer in compliance with the Permitted Ranges, using only Permitted Funds, of this circumstance and options by mailing a notification to the certificate holder’s address on our records at least 30 days prior to terminating the certificate. As described below, in the event that the non-compliance is due to a decision by JPTCM to discontinue all of the Model Portfolios, we would provide this notice as early as reasonably practicable; however, such notice may be provided less than 30 days prior to the termination.

In addition to changes in your Account assets (either in the value of particular assets or in the particular assets held in your Account) due to Account changes you make, market movement, investment instructions from your Financial Advisor or investment choices by JPTCM, a circumstance outside our control, including a business decision by JPTCM, a change in the ownership or organization of JPTCM or a dramatic change in the market environment may make JPTCM unwilling to continue offering the Model Portfolios. PHL Variable and JPTCM [will have] entered into a contract requiring JPTCM to maintain the Model Portfolios (with such changes as PHL Variable may accept in its discretion) for existing Income Edge certificate holders regardless of any decision by JPTCM to cease offering the Model Portfolios to new investors. However, if, despite this contract, JPTCM discontinues the Model Portfolio in accordance with which your Account Value is invested, your Income Edge may terminate. Should a Model Portfolio be discontinued, we will notify any affected certificate holder of this circumstance by mailing a notification, including any available options, to the certificate holder’s address on our records at least 30 days prior to terminating the certificate. An Income Edge certificate holder whose Account is not in compliance with the Permitted Ranges, using only Permitted Funds, may choose a different Model Portfolio for investment of Account assets, if available, during this notice period and the certificate will not terminate. An affected certificate holder may choose to liquidate the Account and apply the resulting amount to another annuity with guaranteed benefits, including any such annuity then offered by PHL Variable or its affiliates, in which case the certificate would terminate. Additionally, at any time while a certificate is in effect, the Income Edge certificate holder can elect to close the Account and apply the Account Value to the Lifetime Payment Option. If, despite our contract with JPTCM, all Model Portfolios are discontinued by JPTCM, the Strategic Allocation Program would no longer be available for use with the Income Edge certificate and any existing certificates would terminate 10 Business Days following the date the Account assets are no longer invested in accordance with a Model Portfolio. We will notify any certificate holder whose Income Edge will terminate due to discontinuation of the Model Portfolios by mailing a notice of termination, including any available options, to the certificate holder’s address on our records as early as reasonably practicable prior to the termination; however, such notice may be provided less than 30 days prior to the termination. An Income Edge certificate holder may choose a different Model Portfolio for investment of Account assets, if available, during this notice period and the certificate will not terminate. An affected certificate holder may choose to liquidate the Account and apply the resulting amount to another annuity with guaranteed benefits, including any such annuity then offered by PHL Variable or its affiliates, in which case the certificate would terminate. Additionally, at any time while a certificate is in effect, the Income Edge certificate holder can elect to close the Account and apply the Account Value to the Lifetime Payment Option. See “Lifetime Payment Option,” Appendix A to this prospectus. Liquidating Account assets may have adverse tax consequences and you should consult with your tax advisor. If the Strategic Allocation Program is no longer offered by JPTCM because all of the Model Portfolios have been discontinued or for any other reason, JPTCM will not be entitled to continue to deduct the Strategic Allocation Program Fee from your Account and, as described in your investment advisory agreement and Part II of JPTCM’s Form ADV, you may be entitled to a pro rata refund of any unearned Strategic Allocation Program Fees.

Should there be securities transactions in your Account due to your activities or actions of JPTCM, you will receive confirmations of the securities transactions in your Account from the custodian and notices from us reflecting changes to the Retirement Income Base and Retirement Income Amount, if any, due to Additional Contributions and/or the Annual Optional Increase.

What Happens if the Value of Your Account is Too Low for JPTCM to Invest Within the Permitted Ranges?

If your Account Value is equal to or less than $10,000, the assets in your Account might not be able to be maintained within the Permitted Ranges. This could occur if funds in the Model Portfolios apply minimum investment requirements and your Account cannot meet those requirements. If your Account Value has decreased to a value of $10,000 or less, JPTCM may choose to liquidate the assets held in your Account and your Account will hold only cash (any such liquidation would be reflected on Account statements you receive from the Account custodian; however, we will not provide any special notice regarding the status of your Income Edge in connection with a conversion of your Account to cash when the Account Value is $10,000 or less). In this event, we permit an exception to the requirement that your Account comply with the Permitted Ranges using only Permitted Funds. If your Account has decreased to a value of $10,000 or less and is comprised solely of cash, your Income Edge will not terminate. This exception does not change other terms of the certificate and they will remain in force. For example,

•	You will continue to be charged the Income Edge fee for the Model Portfolio in accordance with which your Account was last invested while holding investments other than cash.

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If you have reached or passed the Retirement Income Date, you will be able to withdraw the Retirement Income Amount without negatively affecting the Retirement Income Base and, if your Account Value is less than the amount of your Retirement Income Amount remaining for Withdrawal in the calendar year, you can withdraw the entire Account Value and we will be obligated to make lifetime income payments. If your Account goes to $0 due to Withdrawals that are not Excess Withdrawals and/or poor investment performance, we will be obligated to make lifetime income payments See “Income Edge Payments” later in this prospectus.

•	You could elect the Lifetime Payment Option while your Account Value is greater than $0. We do not provide any special notice that this option is available while your Account Value is $10,000 or less.

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Should you contribute cash to the Account that increases the Account Value to more than $10,000, the Account Value would again be required to be invested in accordance with one of the Model Portfolios within the Cure Period or your certificate will be at risk of terminating. Following the end of the Cure Period, we will notify an Income Edge certificate holder whose Account is no longer in compliance with the Permitted Ranges, using only Permitted Funds, of this circumstance and options by mailing a notification to the certificate holder’s address on our records at least 30 days prior to terminating the certificate.

Why Will Your Income Edge Terminate if Your Account is Not Managed Within the Permitted Ranges?

We would not be able to offer the Income Edge if we could not require that your Account be managed within the Permitted Ranges, using only Permitted Funds. In order for us to be able to provide the Income Edge for a reasonable fee, we need to know that your Account will be managed within certain constraints—otherwise our risks would be too high for us to be able to make the Income Edge available to you.

In this respect, the Model Portfolios eligible for the Income Edge are designed to provide steady returns while minimizing the risk that your Account Value will be reduced to $0 before you die.

Accordingly, the risk against which the Income Edge protects may be minimal. Likewise, based on historical returns, if you stay invested in the markets for a long period of time, then the likelihood of your Account Value being reduced to $0 solely because of poor performance may diminish. You should take into consideration the amount of time you expect to have assets in the Account in deciding if the Income Edge is appropriate for you. Of course, past performance is no guarantee of future performance and historical trends may not continue.

We are not an investment adviser and do not provide investment advice to you in connection with your Income Edge. For more information about JPTCM and the Strategic Allocation Program, you should talk to your registered representative or Financial Advisor and review JPTCM’s Form ADV, Part II, Client Brochure which may be obtained by writing to JPTCM at One Buckhead Plaza, 3060 Peachtree Road NW, 11th Floor, Atlanta, GA 30305 or by calling 1-888-578-8763.

4.	Annual Income Edge Fee

The Income Edge fee will be deducted from your Account Value while your certificate is in effect and your Account Value is greater than $0. The Income Edge fee is calculated quarterly as a percentage of the Retirement Income Base on the date of the calculation, and will vary, and may be reset to a higher percentage, as a result of certain transactions described below. Increases to the Retirement Income Base will increase the dollar amount of the Income Edge fee, assuming the applicable Income Edge fee percentage has not decreased. If your Retirement Income Base does not change, your Income Edge fee percentage and the dollar amount of your Income Edge fee will not change unless you have an Annual Optional Increase, transfer Account assets to be invested in accordance with a different Model Portfolio, or make an Additional Contribution. In addition, the Income Edge fee percentage for the Spousal Income Guarantee may be higher than the Income Edge fee percentage for the Individual Income Guarantee and the Income Edge fee percentage may vary from Model Portfolio to Model Portfolio. The Income Edge fee percentage will also vary based on the Retirement Income Percentage you elected during the Application Process (4% or 5%) and will generally be higher for the 5% Retirement Income Percentage.

PHL Variable may decide to increase the Income Edge fee percentage for a Model Portfolio, or may accept a change to the Permitted Ranges and/or Permitted Funds proposed by JPTCM that would cause PHL Variable to increase the Income Edge fee percentage due to the additional risk to PHL Variable presented by such a change. The Income Edge fee will never exceed 2.50% of the Retirement Income Base annually for the 4% Retirement Income Percentage or 3.00% of the Retirement Income Base annually for the 5% Retirement Income Percentage. Alternatively, PHL Variable may decrease Income Edge fee percentages. If you hold an Income Edge certificate when we change a fee percentage, the fee percentage for your certificate will change as a result of any of the circumstances described below. Any change in your Income Edge fee percentage will apply beginning on the first day of the calendar quarter following the fee change.

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If you make Additional Contributions to the Account, your Income Edge fee percentage will be calculated as a weighted average fee percentage, based on the Income Edge fee percentage that applied prior to the Additional Contribution and the Income Edge fee percentage in effect for the Model Portfolio in accordance with which your Account is invested at that time. The new weighted average fee percentage applies to the new Retirement Income Base, which reflects the Additional Contributions. The weighted average fee percentage is the average of the fee percentage that applied to your Retirement Income Base prior to the Additional Contribution and the fee percentage that applies to the amount of any increase in the Retirement Income Base from the Additional Contribution weighted, respectively, by the dollar amount of the Retirement Income Base before the Additional Contribution and the dollar amount of the increase, if any, in the Retirement Income Base following the Additional Contribution. For an example of how your Additional Contributions may affect your Income Edge fee, see the example entitled “Additional Contributions” in the box below.

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If you have an Annual Optional Increase, your Income Edge fee percentage will be calculated as a weighted average fee percentage. This weighted average fee percentage will be determined based on the Income Edge fee percentage that applied prior to the Annual Optional Increase and the Income Edge fee percentage in effect for the Model Portfolio in accordance with which your Account is invested at the time of the Annual Optional Increase. The weighted average fee percentage is the average of the fee percentage that applied to your Retirement Income Base prior to the Annual Optional Increase and the fee percentage that applies to the amount of any increase in the Retirement Income Base from the Annual Optional Increase weighted, respectively, by the dollar amount of the Retirement Income Base before the Annual Optional Increase and the dollar amount of the increase, in the Retirement Income Base following the Annual Optional Increase. For an example of how the Annual Optional Increase may affect your Income Edge fee, see the example entitled “Annual Optional Increase” in the box below.

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If you transfer your Account Value so that it is invested in accordance with a different eligible Model Portfolio (transfers among Model Portfolios must be 100% of Account Value to be permitted under the certificate), your new Income Edge fee percentage will be the Income Edge fee percentage in effect for the Model Portfolio to which you transferred. For an example of how transfers may affect your Income Edge fee, see the example entitled “Transfers” in the box below. Only one transfer is allowed in any 90-day period.

These examples show the effect of certain transactions on the calculation of the Income Edge fee percentage. The fee percentages shown in these examples are hypothetical only and do not represent the Income Edge fee percentages that will apply to your certificate at any point. You can obtain the fee percentages in effect at any time by contacting your Financial Advisor, or JPTCM, or by contacting PHL Variable at the number shown on the front of this prospectus. Certain rules affect the fees for all certificates. See “For all certificates” following these examples.

Example: Additional Contributions

Assume your Retirement Income Base is equal to $250,000 and the Income Edge fee percentage currently in effect for your Income Edge is 1.40%. Assume further that you make an Additional Contribution of $50,000 to your Account and the Income Edge fee percentage in effect for the Model Portfolio in accordance with which your Account is invested at the time of the Additional Contribution is equal to 1.75%. The Retirement Income Base increases to $300,000 as a result of the Additional Contribution.

The weighted average Income Edge fee percentage is equal to the current Income Edge fee percentage multiplied by the Retirement Income Base before the Additional Contribution (1.40% x $250,000) plus the new Income Edge fee percentage multiplied by the amount the Retirement Income Base increased as a result of the Additional Contribution (1.75% x $50,000) divided by the new Retirement Income Base ($300,000). The result is 1.46%. We will use the new weighted average fee percentage of 1.46% to calculate your Income Edge fee at the beginning of the next quarter and thereafter, assuming no other changes to your Account that may change the fee again.

Example: Annual Optional Increase

Assume your Retirement Income Base is equal to $250,000 and the Income Edge fee percentage currently in effect for your Income Edge is 1.40%. Assume further your Account Value is currently $300,000, you exercise the Annual Optional Increase on your Certificate Anniversary Date and the Income Edge fee percentage in effect for the Model Portfolio in accordance with which your Account is then invested is equal to 1.75%. The Retirement Income Base increases to $300,000 as a result of the Annual Optional Increase (an increase of $50,000).

The weighted average Income Edge fee percentage is equal to the current Income Edge fee percentage multiplied by the Retirement Income Base before the Annual Optional Increase (1.40% x $250,000) plus the new Income Edge fee percentage multiplied by the amount the Retirement Income Base increased as a result of the Annual Optional Increase (1.75% x $50,000) divided by the new Retirement Income Base ($300,000). The result is 1.46%. We will use the new weighted average fee percentage of 1.46% to calculate your Income Edge fee at the beginning of the next quarter and thereafter, assuming no other changes to your Account that may change the fee again.

Example: Transfers

Assume your Account is invested in accordance with a particular Model Portfolio and the Income Edge fee percentage currently in effect for your certificate is 1.40%. You choose to transfer 100% of your Account Value so it is invested in accordance with a different Model Portfolio. The Income Edge fee percentage then in effect for that Model Portfolio is 2.00%. We will use the new Income Edge fee percentage of 2.00% to calculate your Income Edge fee at the beginning of the next quarter and thereafter, assuming no other changes to your Account that may change the fee again.

For all certificates:

❖	Your first Income Edge fee is charged on the Certificate Effective Date and is prorated based on the number of days remaining in the calendar quarter.

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If your certificate has a transaction that causes the Income Edge fee percentage to be reset (e.g. a transfer, Annual Optional Increase, or Additional Contribution), the reset Income Edge fee percentage will first be used to calculate your Income Edge fee on the first day of the next calendar quarter next following that transaction, unless the Income Edge fee percentage is reset again due to one or more of the above activities.

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Unless you direct JPTCM to pay your Income Edge fee from a different source, it will be deducted quarterly from your Account assets by selling Account assets on a pro rata basis in proportion to the amount of your total Account Value each asset represents. The sale or transfer of assets in your Account to pay the Income Edge fee will not be treated as a Withdrawal. The Income Edge fee is paid in advance and we will not refund any portion of pre-paid Income Edge fees to you if your certificate is terminated for any reason.

You should carefully consider how a change in fee percentage applicable to an Additional Contribution, the Annual Optional Increase or transfer of Account Value to be invested in accordance with a different Model Portfolio will impact your total Income Edge fee before making Additional Contributions, determining not to reject the Annual Optional Increase, or, transferring to a different Model Portfolio. In the event that your Income Edge fee percentage increases, assuming your Retirement Income Base has not decreased, the total Income Edge fee will increase and the increase could be significant. You should also be aware that if you intend to purchase the Income Edge in order to be able to make Additional Contributions, accept Annual Optional Increases, or, make transfers of Account Value to be invested in accordance with other Model Portfolios, you will not be able to determine in advance what the total fee will be after such transactions because the fee percentage may vary from time to time. After you make an Additional Contribution, accept the Annual Optional Increase, or make a transfer that changes your fee percentage, we will notify you in writing of your fee percentage. Also, you may call JPTCM toll free at 1-888-578-8763 for information about your Income Edge fee percentage at any time.

5.	Withdrawals From Your Account

Definition of “Withdrawal”

The term “Withdrawal” is an important term for you to understand because Withdrawals can impact the amount of your Retirement Income Base and Retirement Income Amount and, therefore, the amount of guaranteed lifetime income payments you may receive in accordance with the terms of your Income Edge. A Withdrawal is defined as (i) the sale or transfer of assets out of your Account, other than the fees described below; (ii) the sale, exchange or transfer of Account assets to pay the Strategic Allocation Program Fee and/or the Financial Advisor Fee in excess of 1.80% of your Account Value in any calendar year; or (iii) dividends, capital gains or other accretions with respect to assets in your Account, whether distributed as fund shares or cash, that are not reinvested in your Account in accordance with the Permitted Ranges within the Cure Period and instead are transferred out of your Account. However, the sale, exchange or transfer of Account assets to pay for the Income Edge fee, and the Strategic Allocation Program Fee and the Financial Advisor Fee up to and including 1.80% of your Account Value in any calendar year, fees for miscellaneous Account activities (e.g. wire transfers) or special services (e.g. IRA maintenance), and any fees imposed directly or indirectly by the funds held in your Account either periodically, or upon their purchase or redemption will not be treated as Withdrawals. Please note that any deduction to pay any portion of your Strategic Allocation Program Fee and/or the Financial Advisor Fee in excess of 1.80% of your Account Value in any calendar year, will be treated as a Withdrawal for purposes of the certificate.

Two types of Withdrawals can affect the certificate: Excess Withdrawals and other Withdrawals. Any Withdrawals before the Retirement Income Date and any Withdrawal that alone, or in combination with other Withdrawals taken in a calendar year, exceeds the Retirement Income Amount (or, if your certificate was issued as a traditional IRA, the RMD, if greater) on or after the Retirement Income Date are Excess Withdrawals that will reduce your Retirement Income Base, which can reduce the benefit of your Income Edge. Excess Withdrawals can also terminate your certificate. See “Withdrawals Prior to the Retirement Income Date” and “Withdrawals On or After the Retirement Income Date” later in this section. Withdrawals taken on or after the Retirement Income Date that are not Excess Withdrawals can reduce the amount of the increase to the Retirement Income Base that would otherwise result from subsequent Additional Contributions to the Account and such Withdrawals can affect more than one subsequent Additional Contribution. See “Increases from Additional Contributions to Your Account” later in this prospectus.

There is no provision under the Income Edge certificate to cure any decrease in the amount of your Retirement Income Base and Retirement Income Amount due to Withdrawals. You should carefully monitor your Retirement Income Base as well as the amount of any Withdrawals. You may call JPTCM at 1-888-578-8763 for information about your Retirement Income Base and your available Retirement Income Amount.

How Do You Structure Withdrawals From Your Account?

The Income Edge is designed for investment advisory clients who intend to use the investments in their Account as the basis for a withdrawal program to provide income payments for retirement or other long-term purposes.

You may make Withdrawals from your Account at any time and in any amount you choose. However, any Withdrawals before the Retirement Income Date and any Withdrawals in excess of the Retirement Income Amount (or, if your certificate was issued as a traditional IRA, the RMD, if greater) on or after the Retirement Income Date are Excess Withdrawals and will reduce your Retirement Income Base, which will reduce the potential benefit of your Income Edge. To obtain the maximum potential benefit from your Income Edge under your specific circumstances, you should consider waiting until the Retirement Income Date when your Retirement Income Amount becomes available to begin Withdrawals and thereafter limit your annual Withdrawals to an amount not in excess of the Retirement Income Amount.

As noted above, prior to the Retirement Income Date, you cannot take any Withdrawals from your Account without reducing the potential benefit of your Income Edge. If, on or after your Retirement Income Date, your Account Value is less than or equal to your Retirement Income Amount (or, if your certificate was issued as a traditional IRA, your RMD, if greater), including for any Account with a value equal to or less than $10,000 which holds only cash (see “What Happens if the Value of Your Account is Too Low for JPTCM to Invest Within the Permitted Ranges?” previously in this prospectus), you may make a Withdrawal for the full Account Value and reduce your Account Value to $0 and then lifetime income payments will commence one month following the date your Account Value reduces to $0. However, if, on or after your Retirement Income Date, you make a Withdrawal of your entire Account Value and the cumulative amount of Withdrawals you have made in that calendar year (including the current Withdrawal) exceeds your Retirement Income Amount (or, for certificates issued as traditional IRAs, the RMD, if greater) resulting in an Excess Withdrawal, including for any Account with a value equal to or less than $10,000 which holds only cash, your Account Value will reduce to $0 and your Income Edge will terminate without value.

How Do You Know When You Have Reached Your “Retirement Income Date” and Can Start Taking Withdrawals That Will Not Reduce the Potential Benefit of Your Income Edge?

As noted, to get the maximum benefit from your Income Edge, you should wait until your Retirement Income Date to begin taking Withdrawals from your Account. Your specific Retirement Income Date depends on whether you purchased your Income Edge with the Individual Income Guarantee or the Spousal Income Guarantee.

❖	If you purchased your Income Edge with the Individual Income Guarantee (including an IRA Account), your Retirement Income Date is the later of the Certificate Effective Date or your 65th birthday.

❖	If you purchased your Income Edge with the Spousal Income Guarantee, your Retirement Income Date is the later of the Certificate Effective Date or the younger spouse’s 65th birthday.

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If you purchased your Income Edge with the Spousal Income Guarantee, and either you or your spouse die prior to the Retirement Income Date, we will recalculate the Retirement Income Date to be the later of:

i.	the date of the deceased spouse’s death; or

ii.	the surviving spouse’s 65th birthday.

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If your 65th birthday occurs on a day on which we are not open for business, we can advise you of your Retirement Income Amount, calculated based on the Retirement Income Base in effect as of your 65th birthday, on the next Business Day on which we are open for business and then you can make a Withdrawal of the Retirement Income Amount.

We will send you a notice on your Retirement Income Date to advise you that your Retirement Income Amount has become available with the amount of your Retirement Income Amount.

How Much Should You Withdraw From Your Account Each Year?

To get the maximum benefit from your Income Edge, you should wait until the Retirement Income Date when your Retirement Income Amount becomes available and then withdraw no more than your Retirement Income Amount each calendar year (unless your certificate was issued as a traditional IRA and your RMD is greater than the Retirement Income Amount, in which case you can withdraw that greater amount). The Retirement Income Amount represents the maximum amount you may withdraw each calendar year without reducing the benefit of the Income Edge. Prior to your Retirement Income Date, your Retirement Income Amount is $0. This means that prior to your Retirement Income Date, any Withdrawal you make will reduce your Income Edge benefit. On your Retirement Income Date, your Retirement Income Amount is the Retirement Income Percentage you elected during the Application Process (4% or 5%), multiplied by your Retirement Income Base and prorated based on the number of days until the following January 1st. In determining the amount you may withdraw without reducing the benefit of the Income Edge, you should keep in mind that deductions taken from your Account Value to pay any amount of your Strategic Allocation Program Fee and/or your Financial Advisor Fee (separately or together) in excess of 1.80% of your Account Value in any calendar year are Withdrawals that are counted toward your Retirement Income Amount. As a result, if the cumulative amount of these deductions and any Withdrawals you request exceeds your Retirement Income Amount (or, if your certificate was issued as a traditional IRA, your RMD, if greater) in any calendar year, your Retirement Income Base will be reduced in the same proportion as these Excess Withdrawal(s) reduced your Account Value. Since Excess Withdrawals reduce your Retirement Income Base in the same proportion as your Account Value is reduced by the Excess Withdrawal, when the Account Value is less than the Retirement Income Base at the time of an Excess Withdrawal, the dollar amount by which the Retirement Income Base is reduced will be greater than the dollar amount by which the Account Value is reduced. Excess Withdrawals that reduce your Account Value to $0 will cause your Income Edge to terminate.

Your Retirement Income Amount is recalculated as of January 1st of each subsequent calendar year and will be equal to 4% or 5% of the Retirement Income Base as of January 1st based on the Retirement Income Percentage you elected during the Application Process. If your certificate was issued as a traditional IRA and your RMD is greater than the Retirement Income Amount, that greater amount can be withdrawn without reducing your Retirement Income Base. If Excess Withdrawals have reduced your Retirement Income Base during the calendar year, your Retirement Income Amount calculated as of the following January 1st will be lower than it otherwise would have been (assuming your Retirement Income Base does not increase prior to that January 1st ). The Retirement Income Amount is also recalculated when you make an Additional Contribution or when your Retirement Income Base increases as a result of the Annual Optional Increase. See “How is Your Retirement Income Amount Calculated?” for general information on how this amount is calculated; see “Increases From Additional Contributions to your Account” for details about how the Retirement Income Amount is recalculated when you make an Additional Contribution, and see “Increases as a result of the Annual Optional Increase” for details about how the Retirement Income Amount is recalculated when you do not decline an Annual Optional Increase.

How Do You Know How Much You Have Left to Withdraw in Any Calendar Year Without Reducing Your Retirement Income Base?

Before the Retirement Income Date, your Retirement Income Amount is $0, so you may not take any Withdrawals before the Retirement Income Date without reducing your Retirement Income Base. On and after the Retirement Income Date, we send you a notice following January 1st each year your certificate is in effect showing your Retirement Income Amount for that calendar year. The amount shown in this notice is your Retirement Income Amount as of January 1st , and we send this notice on the first Business Day following January 1st. For purposes of calculating the Retirement Income Amount in the annual notices, we assume that the amount of the Strategic Allocation Program Fee and the Financial Advisor Fee in total do not exceed 1.80% of your current Account Value, in which case the deduction of such fees from your Account Value would not be considered a Withdrawal. If the assets withdrawn to pay the Strategic Allocation Program Fee and your Financial Advisor Fee, separately or together, exceed 1.80% of the Account Value in a calendar year, the amount in excess of 1.80% of Account Value in a calendar year is a Withdrawal and, depending on your circumstances, all or a portion of such fee(s) could be an Excess Withdrawal that would immediately reduce your Retirement Income Base and will reduce the Retirement Income Amount in subsequent years, assuming the Retirement Income Base does not increase prior to the time the Retirement Income Amount is recalculated.

Also, at any time in a calendar year on or after the Retirement Income Date, you can find out how much you have left to withdraw in that calendar year without reducing your Retirement Income Base by contacting JPTCM at 1-888-578-8763. The amount quoted will be the remaining amount available for the particular calendar year as of the date you inquire and will not reflect future Withdrawals you may have scheduled for the remainder of the calendar year or Withdrawals that will occur later in the calendar year to pay any amount of the Strategic Allocation Program Fee and the Financial Advisor Fee in excess of 1.80% of Account Value in the calendar year. You will be notified of these assumptions. We calculate this remaining amount as follows:

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Non-Qualified Income Edge (a certificate not issued in connection with an IRA): We reduce your Retirement Income Amount in effect on the date you inquire (your Retirement Income Amount equals 4% or 5% of the Retirement Income Base on the preceding January 1st as adjusted due to any increase in the Retirement Income Base from Additional Contributions and/or the Annual Optional Increase that have occurred since January 1st) by all previous Withdrawals you have made in the same calendar year, including any portion of the Strategic Allocation Program Fee and /or Financial Advisor Fee already deducted from the Account Value in excess of 1.80% of your Account Value in the calendar year. If the resulting number is zero or negative, you have no amount remaining to withdraw without reducing the Retirement Income Base.

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Qualified Income Edge: We reduce the greater of the RMD or your Retirement Income Amount in effect on the date you inquire (your Retirement Income Amount equals 4% or 5% of the Retirement Income Base on the preceding January 1st as adjusted due to any increase in the Retirement Income Base from Additional Contributions and/or the Annual Optional Increase that have occurred since January 1st) by all previous Withdrawals made during the same calendar year including any portion of the Strategic Allocation Program Fee and/or Financial Advisor Fee already deducted from the Account in excess of 1.80% of your Account Value in the calendar year. If the resulting number is zero or negative, you have no amount remaining to withdraw without reducing the Retirement Income Base.

Withdrawals Prior to the Retirement Income Date

Prior to the Retirement Income Date, your Retirement Income Amount is $0 and your Retirement Income Base will be reduced by any Withdrawal in the same proportion as your Account Value (immediately prior to the Withdrawal) is reduced by the Withdrawal and, if your Account Value is then less than your Retirement Income Base, the Withdrawal will reduce your Retirement Income Base by more than the Withdrawal amount. If you make a Withdrawal of your entire Account Value, your Retirement Income Base will be reduced to $0 and your Income Edge certificate and the guarantee it provides will terminate.

Example: with Withdrawals Prior to the Retirement Income Date assuming a 5% Retirement Income Percentage

Assume that on the Certificate Effective Date, you are age 60, your Account Value is $500,000, your Retirement Income Base equals $500,000 and your Retirement Income Percentage is 5%. Assume you make a Withdrawal of $25,000 from your Account and your Account Value immediately prior to such Withdrawal is $500,000. Your Account Value is reduced by the amount of the Withdrawal. Because you make the Withdrawal before your Retirement Income Date, your Retirement Income Base would be reduced in the same proportion that the Withdrawal reduced your Account Value. Your Account Value was reduced by 5%, and accordingly, your Retirement Income Base is reduced by 5%, from $500,000 to $475,000.

Now assume you make another Withdrawal of $25,000 from your Account. The following describes the effect of this Withdrawal when poor market performance has decreased your Account Value prior to the Withdrawal (e.g. “Down-Market Situation”) and good market performance has increased your Account Value prior to the Withdrawal (e.g. “Up-Market Situation”).

Down-Market Situation. Assume also that your Account Value has decreased, based on poor market performance, from $475,000 to $450,000 immediately prior to the Withdrawal. In this situation, the $25,000 Withdrawal would reduce the Retirement Income Base by more than $25,000 because the Withdrawal was taken after a market decline. Your Account Value would decrease from $450,000 to $425,000 as a result of the Withdrawal. Again, your Retirement Income Base would be reduced in the same proportion that the Withdrawal reduced your Account Value ($25,000 divided by $450,000) or 5.56%. Therefore, your Retirement Income Base as a result of the Withdrawal would be reduced from $475,000 to $448,590 ($475,000 x 0.0556 = $26,410 and $475,000 - $26,410 = $448,590).

Up-Market Situation. Assume that your Account Value has increased, based on good market performance, from $475,000 to $525,000 from the first Certificate Anniversary Date to the second Certificate Anniversary Date. In this situation, the $25,000 Withdrawal would reduce the Retirement Income Base by less than $25,000 because the Withdrawal was taken after a market increase. Your Account Value would decrease to $500,000 as a result of the Withdrawal. Your Retirement Income Base would be reduced in the same proportion that the Withdrawal reduced your Account Value ($25,000 divided by $525,000) or 4.76%. Therefore, your Retirement Income Base as a result of the Withdrawal would be reduced from $475,000 to $452,390 ($475,000 x 0.0476 = $22,610 and $475,000 - $22,610 = $452,390).

Termination. Assume that your Account Value is now $425,000. You make a Withdrawal of $425,000 from your Account (the amount of your entire Account Value). Your Account Value would decrease to $0. Your Retirement Income Base would be reduced in the same proportion that the Withdrawal reduced your Account Value, or 100%. Therefore, your Retirement Income Base after the Withdrawal would be $0 and your Income Edge would terminate without value.

Withdrawals On or After the Retirement Income Date

On or after your Retirement Income Date, your Retirement Income Base will not be reduced by Withdrawals if the cumulative amount of Withdrawals in a calendar year is less than or equal to your Retirement Income Amount or, if your certificate was issued as a traditional IRA, the RMD, if greater. Your Retirement Income Amount on and after your Retirement Income Date will equal either 4% or 5% of your Retirement Income Base based on the Retirement Income Percentage you elected during the Application Process. If a Withdrawal causes the cumulative Withdrawals to exceed the Retirement Income Amount, or the RMD amount, if applicable, in that calendar year, the Withdrawal amounts in excess of the applicable amount will be considered Excess Withdrawals. Since amounts deducted from your Account to pay any portion of the Strategic Allocation Program Fee and/or the Financial Advisor Fee in excess of 1.80% of your Account Value in a calendar year are considered “Withdrawals,” the deduction of these fees may result in Excess Withdrawals if the amounts greater than 1.80% of Account Value in a calendar year alone, or in combination with other Withdrawals in that calendar year, exceed the Retirement Income Amount. Each Excess Withdrawal will reduce the Retirement Income Base in the same proportion as the Account Value is reduced by the Excess Withdrawal; and, if your Account Value is then less than your Retirement Income Base, the Excess Withdrawal will reduce your Retirement Income Base by more than the Withdrawal amount.

Example: with Allowable Withdrawal Followed by Excess Withdrawal taken on or after the Retirement Income Date assuming a 5% Retirement Income Percentage

Assume that you are over age 65, your Retirement Income Base equals $500,000, your Retirement Income Amount equals $25,000, your Retirement Income Percentage is 5% and you had made no prior Withdrawals during the current calendar year. Assume that you make a Withdrawal of $25,000 from your Account and that your Account Value prior to the Withdrawal is $500,000. Your Account Value would decrease to $475,000 as a result of the Withdrawal, and because your cumulative Withdrawals did not exceed your Retirement Income Amount, your Retirement Income Base would remain at $500,000.

Assume that later that calendar year, you withdraw an additional $25,000 from your Account and that your Account Value prior to the Withdrawal is $475,000. Your Account Value would decrease to $450,000 as a result of the second Withdrawal. Your cumulative Withdrawals for the calendar year are now $50,000, which exceeds your Retirement Income Amount of $25,000. The Excess Withdrawal of $25,000 reduced your Account Value by ($25,000 ÷ $475,000) or 5.26%, and accordingly, your Retirement Income Base is reduced by 5.26%, from $500,000 to $473,700 ($500,00 x 0.0526 = $26,300 and $500,000 - $26,300 = $473,700).

Your Retirement Income Base on the first Business Day following the next January 1 is still equal to $473,700. Therefore, your Retirement Income Amount is recalculated as 5% of $473,700 or $23,685.

If you make a Withdrawal of your entire Account Value and the cumulative amount of Withdrawals you have made in that calendar year (including the current Withdrawal) exceeds your Retirement Income Amount or RMD, as applicable, your Retirement Income Base is reduced to $0 (because it is reduced in the same proportion as the Withdrawal reduced your Account Value, or 100%) and your Income Edge will terminate without value.

The Importance of Managing Your Withdrawals

The foregoing discussion of Withdrawals illustrates how important it is to carefully manage your Withdrawals to avoid adversely impacting the amount of your Retirement Income Base and Retirement Income Amount or causing a termination of your Income Edge that may not be in your best interest. You should carefully consider whether you may need to make Withdrawals before the Retirement Income Date or in excess of the Retirement Income Amount or RMD, as applicable, on or after the Retirement Income Date. If you believe you may have such a need, you should have other sources of liquidity to avoid having to make these types of Withdrawals. Your Income Edge does not require us to warn you or provide you with notice regarding potentially adverse consequences that may be associated with any Withdrawals or other factors affecting your Account Value. You should consider your ability to monitor factors affecting your Account Value, such as deductions to pay the Strategic Allocation Program Fee and your Financial Advisor Fee, which, to the extent these deductions are greater than 1.80% of Account Value in a calendar year would be a Withdrawal, and Withdrawals you schedule or request before you purchase the Income Edge, and then should carefully monitor that activity after you purchase the certificate. There is no provision under the Income Edge to cure any decrease in the amount of your Retirement Income Base and Retirement Income Amount due to Withdrawals.

The Importance of Considering When to Start Making Withdrawals

You may start making Withdrawals from your Account at any time. However, any Withdrawals reduce your Account Value. Additionally, as discussed above, Withdrawals from your Account may reduce your Retirement Income Base and correspondingly, your Retirement Income Amount. As discussed, you should wait until on or after the Retirement Income Date to begin making Withdrawals. However, you should understand that the longer you wait after such date to start making Withdrawals from your Account, the less likely you will be to benefit from your Income Edge because of decreasing life expectancy. On the other hand, the longer you wait to begin making Withdrawals from your Account, the more likely you will be to benefit from the opportunity to take advantage of investment gains (if any) in your Account in a particular year through the Annual Optional Increase by locking in a higher Retirement Income Base. You should carefully consider when to begin making Withdrawals from your Account.

JPTCM will administer your requests for Withdrawals from your Account. We will receive information periodically from JPTCM concerning your Account Value and transactions processed in your Account. We will track your Account Value and transactions in your Account to calculate the amount of your Retirement Income Base and Retirement Income Amount, if any, on an ongoing basis. Additionally, we will notify you if your Retirement Income Base or Retirement Income Amount has changed as a result of transactions in your Account. You may contact JPTCM at 1-888-578-8763 for information about your Account and amounts related to your certificate.

6.	Retirement Income Amount

How is Your “Retirement Income Amount” Calculated?

Your Retirement Income Amount is first calculated on your Retirement Income Date, which is the later of the Certificate Effective Date or your 65th birthday (or, if you own your certificate jointly with your spouse, the younger spouse’s 65th birthday). The Retirement Income Amount is calculated using your Retirement Income Base on your Retirement Income Date or, if your Retirement Income Date falls on a non-Business Day, the Retirement Income Base on the next following Business Day.

On the Business Day that your Retirement Income Amount is first calculated, it will be equal to the Retirement Income Percentage you elected during the Application Process (4% or 5%), multiplied by your Retirement Income Base. Your initial Retirement Income Amount is prorated based on the number of days from your Retirement Income Date until the following January 1.

For example, assume you elected a 5% Retirement Income Percentage during the Application Process. Your Retirement Income Base as of January 1 is $250,000 and this amount does not change prior to your Retirement Income Date which is the following July 1st. On July 1st, your initial Retirement Income Amount is calculated as $6,301 for the remainder of the year (5% x $250,000 x 184/365).

After you have passed your Retirement Income Date, your Retirement Income Amount is recalculated as of January 1 of each year and will be equal to 4% or 5% of the Retirement Income Base as of December 31st of the prior year, based on the Retirement Income Percentage you elected during the Application Process.

If your certificate was issued as a traditional IRA and the RMD is greater than the Retirement Income Amount, that greater amount can be withdrawn without reducing the Retirement Income Base.

Your Retirement Income Amount or any other amount, cannot be withdrawn from your Account on any day that is not a Business Day.

Can Your Retirement Income Amount Decrease?

The Retirement Income Amount is recalculated as of January 1 of each year as 4% or 5% of the then-existing Retirement Income Base, based on the Retirement Income Percentage you elected during the Application Process. Therefore, if your Retirement Income Base decreased during a calendar year, your Retirement Income Amount calculated as of the next January 1 will be lower than your Retirement Income Amount for the prior calendar year. If your certificate was issued as a traditional IRA and the RMD is greater than the Retirement Income Amount, that greater amount can be withdrawn without reducing the Retirement Income Base.

Can Your Retirement Income Amount Increase?

Since your Retirement Income Amount is a percentage of the Retirement Income Base, your Retirement Income Amount that becomes available to you on and after the Retirement Income Date can be higher than it would otherwise be if your Retirement Income Base increases at any time, both before, and on and after your Retirement Income Date. Your Retirement Income Amount will increase as a result of increases to your Retirement Income Base, if any, from Additional Contributions you make to your Account and/or as a result of an Annual Optional Increase that increases your Retirement Income Base. Assuming the Income Edge fee percentage for your certificate has not decreased, increases to the Retirement Income Base will increase the amount of Income Edge fee you will be charged. If your certificate was issued as a traditional IRA and your RMD is greater than the Retirement Income Amount in a particular calendar year, that greater amount can be withdrawn from the Account Value without reducing the Retirement Income Base.

7.	Increases in Your Retirement Income Base

At your Certificate Effective Date, your Retirement Income Base is equal to your Account Value. Your Account Value on any date is the aggregate value of the assets in your Account as determined from time to time in accordance with applicable law by JPTCM.

Example: New Account

Assume you open your Account with an initial contribution of $500,000, purchase an Income Edge, and your Certificate Effective Date is the Business Day on which you opened your Account. Your Retirement Income Base is $500,000 on the Certificate Effective Date.

Example: Existing Account

Assume instead that you opened your Account five years ago with an initial contribution of $500,000. Assume further that you applied to purchase an Income Edge one week ago when your Account Value was equal to $595,000 but the Application Process was not complete until today. Your Account Value today is $600,000. Your Retirement Income Base is equal to $600,000 or the Account Value on the Certificate Effective Date.

Increases From Additional Contributions to Your Account

Your Retirement Income Base may increase each time you make an Additional Contribution to your Account. To the extent you make an Additional Contribution to your Account and this Additional Contribution is not allowed to remain as cash in the Model Portfolio you selected, then this Additional Contribution will not be eligible for the Income Edge until it is invested in accordance with the Permitted Ranges and in Permitted Funds which must occur within the Cure Period.

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Additional Contributions prior to the Retirement Income Date-If, prior to the Retirement Income Date, you make an Additional Contribution to your Account and that Additional Contribution is invested in accordance with the Permitted Ranges and in Permitted Funds for the Model Portfolio you selected within the Cure Period, we will increase your Retirement Income Base by the amount of that most recent Additional Contribution dollar for dollar.

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Additional Contributions on or after the Retirement Income Date-If you make an Additional Contribution to your Account on or after the Retirement Income Date and that Additional Contribution is invested in accordance with the Permitted Ranges and in Permitted Funds for the Model Portfolio you selected within the Cure Period, we will determine whether this Additional Contribution will increase your Retirement Income Base. An Additional Contribution will increase your Retirement Income Base only after Withdrawals that have not reduced the Retirement Income Base have been exceeded by the amount of prior Additional Contributions to the Account. To determine the amount by which an Additional Contribution will increase your Retirement Income Base, we compare the total of all Additional Contributions you have made to your Account after the Certificate Effective Date (including the current Additional Contribution) to the sum of

1) all Withdrawals from your Account that did not reduce your Retirement Income Base and

2) all increases to the Retirement Income Base resulting from previous Additional Contributions.

We will increase your Retirement Income Base by the amount by which your total Additional Contributions exceeds the sum of 1 and 2 above.

As described above, Withdrawals that do not reduce your Retirement Income Base when taken will reduce or eliminate increases to the Retirement Income Base from subsequent Additional Contributions, and could reduce or eliminate the effect of more than one subsequent Additional Contribution.

If the Retirement Income Base increases as a result of an Additional Contribution to your Account, your Retirement Income Amount will increase by a proportionate amount based on the number of days remaining until the following January 1. (This does not affect the maximum amount you can withdraw if your certificate was issued as a traditional IRA and your RMD remains greater than the increased Retirement Income Amount.) The increase to the Retirement Income Amount equals the Retirement Income Percentage you elected during the Application Process (4% or 5%) multiplied by the amount the Retirement Income Base increased (as a result of the Additional Contribution) multiplied by the number of days until the following January 1 and divided by 365. Your Retirement Income Amount is recalculated as of each January 1st. As of the first Business Day following January 1, we can advise you of your Retirement Income Amount for the new calendar year and you can make a Withdrawal of your Retirement Income Amount.

Additional Contributions that increase your Retirement Income Base will increase the Income Edge fee amount, assuming the Income Edge fee percentage has not decreased. If we have increased the Income Edge fee percentage for the Model Portfolio you have elected for your Account, and you make an Additional Contribution to your Account, that increased fee percentage will apply to a portion of your Retirement Income Base. See “Annual Income Edge Fee” previously in this prospectus. Under certain circumstances, Additional Contributions in your Account will not increase your Retirement Income Base and you should consult with your Financial Advisor to determine whether making Additional Contributions to the Account is appropriate under your particular circumstances.

The following example shows the effect of Additional Contributions on the Retirement Income Base prior to the Retirement Income Date.

Example 1: with Additional Contributions and Withdrawal (Prior to the Retirement Income Date)

Certificate Effective Date (07/01/2010)

Retirement Income Date (10/15/2012)

The Retirement Income Base (RIB) is set equal to the Account Value on the Certificate Effective Date. The Retirement Income Amount (RIA) is set equal to zero since the Retirement Income Date has not yet been reached.

Account Value on 07/01/2010: $1,000,000

RIB on 07/01/2010: $1,000,000

RIA on 07/01/2010: $0

Additional Contribution

You make an Additional Contribution of $50,000 on 10/01/2010.

The RIB increases as a result of the Additional Contribution dollar for dollar since the Retirement Income Date has not yet been reached.

The RIA remains equal to zero since the Retirement Income Date has not yet been reached.

RIB on 10/01/2010: $1,000,000 + $50,000 = $1,050,000

RIA on 10/01/2010: $0

Withdrawal

You make a Withdrawal of $20,000 on 10/15/2010 and your Account Value is $1,000,000 at that time.

The RIB decreases as a result of the Withdrawal because you have not yet reached the Retirement Income Date; accordingly the RIA is zero; as a result, any Withdrawal is an Excess Withdrawal.

The Excess Withdrawal of $20,000 reduced your Account Value by 2.00% ($20,000 ÷ $1,000,000), and accordingly, your RIB is proportionately reduced by 2.00%, from $1,050,000 to $1,029,000.

The RIA remains equal to zero since the Retirement Income Date has not yet been reached.

Additional Contribution

You make an Additional Contribution of $60,000 on 10/29/2010.

The RIB increases as a result of the Additional Contribution dollar for dollar since the Retirement Income Date has not yet been reached.

The RIA remains equal to zero since the Retirement Income Date has not yet been reached.

RIB on 10/29/2010: $1,029,000 + $60,000 = $1,089,000

RIA on 10/29/2010: $0

The following examples show the effect of Additional Contributions to the Account on the Retirement Income Base and Retirement Income Amount when you have reached your Retirement Income Date.

Example 1: with Additional Contributions (On or after the Retirement Income Date assuming a 5% Retirement Income Percentage)

Certificate Effective Date (07/01/2010)

Assume you are over age 65 on the Certificate Effective Date so the Retirement Income Date is also 07/01/2010.

The Retirement Income Base (RIB) is set equal to the Account Value on the Certificate Effective Date. Because you have reached your Retirement Income Date, your Retirement Income Amount (RIA) is set equal to your Retirement Income Percentage of 5% multiplied by the RIB, prorated based on the number of calendar days until the following January 1.

Account Value on 07/01/2010: $1,000,000

RIB on 07/01/2010: $1,000,000

RIA on 07/01/2010: 5% x $1,000,000 x (184 / 365) = $25,205

Additional Contribution

You make an Additional Contribution of $50,000 on 10/01/2010.

The RIB increases as a result of the Additional Contribution by the full amount of the Additional Contribution because there had been no Withdrawals to date except Withdrawals that were, in total, less than or equal to the RIA and, accordingly, the Withdrawals have not reduced the RIB. The RIA is increased by an amount equal to 5% multiplied by the amount the RIB increased, prorated based on the number of calendar days until the following January 1.

(A) Cumulative Additional Contributions: $50,000

(B) Cumulative Withdrawals (that have not reduced RIB): $0

(C) Cumulative Increases to RIB as a result of prior Additional Contributions: $0

RIB Increase: (A) – [(B) + (C)] = $50,000 – [$0 + $0] = $50,000

RIB on 10/01/2010: $1,000,000 + $50,000 = $1,050,000

RIA Increase: 5% x $50,000 x (92 / 365) = $630

RIA on 10/01/2010: $25,205 + $630 = $25,835

Additional Contribution

You make an Additional Contribution of $60,000 on 10/29/2010.

The RIB increases as a result of the Additional Contribution by the full amount of the Additional Contribution because there had been no Withdrawals to date except Withdrawals that were, in total, less than or equal to the RIA and, accordingly, the Withdrawals have not reduced the RIB. The RIA is increased by an amount equal to 5% multiplied by the amount the RIB increased, prorated based on the number of calendar days until the following January 1.

(D) Cumulative Additional Contributions: $110,000

(E) Cumulative Withdrawals (that have not reduced RIB): $0

(F) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

RIB Increase: (D) – [(E) + (F)] = $110,000 – [$0 + $50,000] = $60,000

RIB on 10/29/2010: $1,050,000 + $60,000 = $1,110,000

RIA Increase: 5% x $60,000 x (64 / 365) = $526

RIA on 10/29/2010: $25,835 + $526 = $26,361

Example 2: with Additional Contributions and Withdrawal (On or after the Retirement Income Date assuming a 5% Retirement Income Percentage)

Certificate Effective Date (07/01/2010)

The Retirement Income Base (RIB) is set equal to the Account Value on the Certificate Effective Date. You have reached your Retirement Income Date so you have a Retirement Income Amount (RIA) and this amount is set equal to your Retirement Income Percentage of 5% multiplied by the RIB, prorated based on the number of calendar days until the following January 1.

Account Value on 07/01/2010: $1,000,000

RIB on 07/01/2010: $1,000,000

RIA on 07/01/2010: 5% x $1,000,000 x (184 / 365) = $25,205

Additional Contribution

You make an Additional Contribution of $50,000 on 10/01/2010.

The RIB increases by the full amount of the Additional Contribution because you have not made any Withdrawals except Withdrawals that were, in total, less than or equal to the RIA and, accordingly, the Withdrawals have not reduced the RIB and there were no increases to the RIB as a result of prior Additional Contributions. The RIA is increased by an amount equal to 5% multiplied by the amount the RIB increased, prorated based on the number of calendar days until the following January 1.

(A) Cumulative Additional Contributions: $50,000

(B) Cumulative Withdrawals (that have not reduced RIB): $0

(C) Cumulative Increases to RIB as a result of prior Additional Contributions: $0

RIB Increase: (A) – [(B) + (C)] = $50,000 – [$0 + $0] = $50,000

RIB on 10/01/2010: $1,000,000 + $50,000 = $1,050,000

RIA Increase: 5% x $ 50,000 x (92 / 365) = $630

RIA on 10/01/2010: $25,205 + $630 = $25,835

Withdrawal

You make a Withdrawal of $20,000 on 10/15 /2010.

The RIB does not change because cumulative Withdrawals in the calendar year do not exceed the RIA.

RIB on 10/15 /2010: $1,050,000

RIA on 10/15/2010: $25,835

Amount of RIA remaining for Withdrawal in 2010: $25,835 – $20,000 = $5,835

Additional Contribution

You make an Additional Contribution of $60,000 on 10/29/2010.

The RIB increases as a result of the Additional Contribution, but not by the full amount of the Additional Contribution because there was a prior Withdrawal that was less than or equal to the RIA and, accordingly, did not reduce the RIB. The RIA is increased by an amount equal to 5% multiplied by the amount the RIB increased, prorated based on the number of calendar days until the following January 1.

(D) Cumulative Additional Contributions: $110,000

(E) Cumulative Withdrawals (that have not reduced RIB): $20,000

(F) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

RIB Increase: (D) – [(E) + (F)] = $110,000 – [$20,000 + $50,000] = $40,000

RIB on 10/29/2010: $1,050,000 + $40,000 = $1,090,000

RIA Increase: 5% x $40,000 x (64 / 365) = $351

RIA on 10/29/2010: $25,835 + $351 = $26,186

Amount of RIA remaining for Withdrawal in 2010: $26,186- $20,000 = $6,186

Example 3: with Withdrawals and an Additional Contribution That Does Not Increase the Retirement Income Base (On or after the Retirement Income Date assuming a 5% Retirement Income Percentage)

Certificate Effective Date (07/01/2010)

The Retirement Income Base (RIB) is set equal to the Account Value on the Certificate Effective Date. You have reached your Retirement Income Date so you have a Retirement Income Amount (RIA) and this amount is set equal to your Retirement Income Percentage of 5% multiplied by the RIB, prorated based on the number of calendar days until the following January 1.

Account Value on 07/01/2010: $1,000,000

RIB on 07/01/2010: $1,000,000

RIA on 07/01/2010: 5% x $1,000,000 x (184 / 365) = $25,205

Additional Contribution that increases the RIB

You make an Additional Contribution of $50,000 on 10/01/2010.

The RIB increases by the full amount of the Additional Contribution. The RIA is increased by an amount equal to 5% multiplied by the amount the RIB increased, prorated based on the number of calendar days until the following January 1.

(A) Cumulative Additional Contributions: $50,000

(B) Cumulative Withdrawals (that have not reduced RIB): $0

(C) Cumulative Increases to RIB as a result of prior Additional Contributions: $0

RIB Increase: (A) – [(B) + (C)] = $50,000 – [$0 + $0] = $50,000

RIB on 10/01/2010: $1,000,000 + $50,000 = $1,050,000

RIA Increase: 5% x $50,000 x (92 / 365) = $630

RIA on 10/01/2010: $25,205 + $630 = $25,835

Withdrawal

You make a Withdrawal of $20,000 on 10/15/2010.

The RIB does not change because cumulative Withdrawals in the calendar year do not exceed the RIA.

RIB on 10/15/2010: $1,050,000

RIA on 10/15/2010: $25,835

Amount of RIA remaining for Withdrawal in 2010: $25,835 – $20,000 = $5,835

Additional Contribution that does not increase the RIB

You make an Additional Contribution of $5,000 on 10/29/2010.

The RIB and RIA do not increase as a result of the Additional Contribution, since the cumulative Additional Contributions have not yet exceeded cumulative Withdrawals that, in total, were less than or equal to the RIA and therefore have not reduced the RIB and other increases to the RIB as a result of prior Additional Contributions.

(D) Cumulative Additional Contributions: $55,000

(E) Cumulative Withdrawals (that have not reduced RIB): $20,000

(F) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

RIB Increase: (D) – [(E) + (F)] = $55,000 – [$20,000 + $50,000] = $ – 15,000. Since this amount is less than zero, it does not increase the RIB. Although the result is negative, the RIB will never decrease as a result of an Additional Contribution.

RIB on 10/29/2010: $1,050,000 + $0 = $1,050,000

RIA on 10/29/2010: $25,835 + $0 = $25,835

Amount of RIA remaining for withdrawal in 2010: $5,835

Additional Contribution that does not increase the RIB

You make another Additional Contribution of $5,000 on 11/15/2010.

The RIB and RIA do not increase as a result of the Additional Contribution, since the cumulative Additional Contributions have not yet exceeded cumulative Withdrawals that, in total, were less than or equal to the RIA and therefore have not reduced the RIB and other increases to the RIB as a result of prior Additional Contributions.

(G) Cumulative Additional Contributions: $60,000

(H) Cumulative Withdrawals (that have not reduced RIB): $20,000

(I) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

RIB Increase: (G) – [(H) + (I)] = $60,000 – [$20,000 + $50,000] = $ – 10,000. Since this amount is less than zero, it does not increase the RIB. Although the result is negative, the RIB will never decrease as a result of an Additional Contribution.

RIB on 11/15/2010: $1,050,000 + $0 = $1,050,000

RIA on 11/15/2010: $25,835 + $0 = $25,835

Amount of RIA remaining for withdrawal in 2010: $5,835

Additional Contribution that increases the RIB by a partial amount

You make another Additional Contribution of $15,000 on 12/01/2010.

The RIB increases as a result of the Additional Contribution, but not by the full amount of the Additional Contribution, as it is partially offset by a previous Withdrawal that did not reduce the RIB and other increases to the RIB as a result of prior Additional Contributions. The RIA is increased by an amount equal to 5% multiplied by the amount the RIB increased, prorated based on the number of calendar days until the following January 1.

(J) Cumulative Additional Contributions: $50,000 + $5,000 + $5,000 + $15,000 = $75,000

(K) Cumulative Withdrawals (that have not reduced RIB): $20,000

(L) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

RIB Increase: (J) – [(K) + (L)] = $75,000 – [$20,000 + $50,000] = $5,000

RIB on 12/01/2010: $1,050,000 + $5,000 = $1,055,000

RIA Increase: 5% x $5,000 x (31 / 365) = $21

RIA on 12/01/2010: $25,835 + $21 = $25,856

Amount of RIA remaining for withdrawal in 2010: $5,835 + $21 = $5,856

Example 4: with Additional Contributions, Withdrawal within the RIA followed by Excess Withdrawal (On or after the Retirement Income Date assuming a 5% Retirement Income Percentage)

Certificate Effective Date (07/01/2010)

The Retirement Income Base (RIB) is set equal to the Account Value on the Certificate Effective Date. The Retirement Income Amount (RIA) is set equal to your Retirement Income Percentage of 5% multiplied by the RIB, prorated based on the number of calendar days until the following January 1.

Account Value on 07/01/2010: $1,000,000

RIB on 07/01/2010: $1,000,000

RIA on 07/01/2010: 5% x $1,000,000 x (184 / 365) = $25,205

Additional Contribution

You make an Additional Contribution of $50,000 on 10/01/2010.

The RIB increases as a result of the Additional Contribution because you have not made any Withdrawals that, in total, were less than or equal to the RIA and therefore have not reduced the RIB. The RIA is increased by an amount equal to 5% multiplied by the amount the RIB increased, prorated based on the number of calendar days until the following January 1.

(A) Cumulative Additional Contributions: $50,000

(B) Cumulative Withdrawals (that have not reduced RIB): $0

(C) Cumulative Increases to RIB as a result of prior Additional Contributions: $0

RIB Increase: (A) – [(B) + (C)] = $50,000 – [$0 + $0] = $50,000

RIB on 10/01/2010: $1,000,000 + $50,000 = $1,050,000

RIA Increase: 5% x $50,000 x (92 / 365) = $630

RIA on 10/01/2010: $25,205 + $630 = $25,835

Withdrawal within the RIA

You make a Withdrawal of $20,000 on 10/15/2010.

The RIB does not change because cumulative Withdrawals in the calendar year do not exceed the RIA.

RIB on 10/15/2010: $1,050,000

RIA on 10/15/2010: $25,835

Amount of RIA remaining for Withdrawal in 2010: $25,835 – $20,000 = $5,835

Withdrawal causing an Excess Withdrawal because a portion of the Withdrawal causes cumulative Withdrawals in the year to exceed the RIA

You make a Withdrawal of $30,000 on 10/29/2010.

Account Value on 10/29/2010 prior to the Withdrawal = $1,000,000

The RIB decreases as a result of the Withdrawal because the cumulative Withdrawals for the calendar year of $50,000 ($20,000 + $30,000) exceed the RIA of $25,835.

RIB on 10/29/2010 prior to the Withdrawal = $1,050,000

Of the $30,000 Withdrawal, $5,835 is considered within the RIA and $24,165 is considered an Excess Withdrawal.

Your Account Value is reduced to $994,165 as a result of the Withdrawal within the RIA ($1,000,000 – $5,835).

Your Account Value is further reduced to $970,000 as a result of the Excess Withdrawal ($994,165 – $24,165).

Your Account Value immediately prior to the Excess Withdrawal is reduced 2.43% as a result of the Excess Withdrawal ($24,165 ÷ $994,165 = 2.43%).

New RIB on 10/29/2010: $1,050,000 x (1 – 0.0243) = $1,024,485

Amount of RIA remaining for Withdrawal in 2010: $5,835 – $5,835 = $0.

Additional Contribution

You make an Additional Contribution of $60,000 on 11/29/2010.

The RIB increases as a result of the Additional Contribution, but not by the full amount of the Additional Contribution because there were prior Withdrawals of the full RIA of $25,835 and the amount of these Withdrawals did not reduce the RIB ($20,000 on 10/15/2010 and $5,835 on 10/29/2010).

The RIA is increased by an amount equal to 5% multiplied by the amount the RIB increased, prorated based on the number of calendar days until the following January 1.

(D) Cumulative Additional Contributions: $110,000

(E) Cumulative Withdrawals (that have not reduced RIB): $25,835

(F) Cumulative Increases to RIB as a result of prior Additional Contributions: $50,000

RIB Increase: (D) – [(E) + (F)] = $110,000 – [$25,835 + $50,000] = $34,165

RIB on 11/29/2010: $1,024,485 + $34,165 = $1,058,650

RIA Increase: 5% x $34,165 x (33 / 365) = $154

RIA on 11/29/2010: $25,835 + $154 = $25,989

Amount of RIA remaining for Withdrawal in 2010: $0 + $154 = $154

It is important to understand that your Account Value may increase for reasons other than Additional Contributions you may make to your Account, such as realized or unrealized investment gains or the reinvestment of dividends. Increases in your Account Value other than increases resulting from Additional Contributions you make to your Account do not increase your Retirement Income Base.

Example:

Assume that on the Certificate Effective Date of your Income Edge, your Retirement Income Base equals $500,000. Assume further that by your first Certificate Anniversary Date, your Account Value has grown to $510,000 because your investments have appreciated. The increase in your Account Value because of the appreciation of your investments would not increase your Retirement Income Base to $510,000 (unless, as discussed below, the Annual Optional Increase has been applied). Instead, your Retirement Income Base remains $500,000.

Increases as a Result of the Annual Optional Increase

The Annual Optional Increase is an Income Edge feature. You may use the Annual Optional Increase to periodically increase your Retirement Income Base which, in turn, will increase your Retirement Income Amount, and your lifetime income payments (if any). On your Certificate Anniversary Date, if the Account Value is greater than your Retirement Income Base, and you have not declined the Annual Optional Increase, we will increase your Retirement Income Base to equal your Account Value.

Approximately 30 days prior to each Certificate Anniversary Date, you will be notified that you are approaching the Annual Optional Increase. We must be notified in writing at least 7 days prior to the Certificate Anniversary Date if you do not want to have the Annual Optional Increase. If you take no action in the time specified in our notice, we will apply the Annual Optional Increase (assuming your Account Value is then greater than your Retirement Income Base) and your Retirement Income Base will increase on your Certificate Anniversary Date. An increase in the Income Edge fee percentage may result from accepting the Annual Optional Increase and, unless your Income Edge fee percentage has decreased, your fee amount will increase as a result of the increased Retirement Income Base. Therefore, the fees you pay may increase if you take no action in response to a notice regarding the Annual Optional Increase.

When we apply the Annual Optional Increase, you will have immediate access to the proportionate increase to the Retirement Income Amount. This proportionate increase to the Retirement Income Amount is equal to the Retirement Income Percentage you elected during the Application Process (4% or 5%), multiplied by the amount by which the Retirement Income Base increased as a result of the Annual Optional Increase multiplied by the number of days until the following January 1 and divided by 365. Your Retirement Income Amount is recalculated as of each January 1st. As of the first Business Day following January 1, we can advise you of your Retirement Income Amount for the new calendar year and you can make a Withdrawal of your Retirement Income Amount.

If the Account Value on your Certificate Anniversary Date is less than your Retirement Income Base, your Retirement Income Base will not increase and, as a result, your Income Edge fee will not change.

Example: with appreciation

Assume that on the Certificate Effective Date, your Retirement Income Base is equal to $500,000. Assume further that by your first Certificate Anniversary Date, your Account Value has grown to $520,000 because your assets have appreciated and you have not made any withdrawals from your Account. If you do not notify us that you do not want to have that Annual Optional Increase, your Retirement Income Base will automatically increase on that Certificate Anniversary Date to $520,000 and your Retirement Income Amount will be recalculated.

Example: with Contributions plus appreciation and no Withdrawals in an up market

Assume that on the Certificate Effective Date, your Retirement Income Base is equal to $500,000. Assume further that by your first Certificate Anniversary Date, your Account Value has increased to $520,000 because your Account has appreciated, and further assume that you have not made any withdrawals from your Account. If you do not notify us that you do not want to have that Annual Optional Increase, your Retirement Income Base will automatically increase on that Certificate Anniversary Date to $520,000.

Now, assume that by your second Certificate Anniversary Date, your Account Value has increased to $540,000 because your Account assets have appreciated, and further assume that you have not made any withdrawals from your Account. Assume that on the second Certificate Anniversary Date, you make an Additional Contribution to your Account in the amount of $50,000. We will increase your Retirement Income Base on that Certificate Anniversary Date to $590,000 and will recalculate your Retirement Income Amount unless you have notified us that you do not want to have that Annual Optional Increase.

Example: with Contributions plus appreciation and Withdrawals in an up market

Assume that on the Certificate Effective Date, your Retirement Income Base is equal to $500,000. Assume further that by your first Certificate Anniversary Date, your Account Value has increased to $520,000 because your Account has appreciated, and assume that you have not made any Withdrawals from your Account. If you do not notify us that you do not want to have that Annual Optional Increase, your Retirement Income Base will automatically increase on that anniversary date to $520,000.

Assume further that after the first Certificate Anniversary Date but before the second Certificate Anniversary Date, you make a Withdrawal from your Account in the amount of $25,000. Assume that on the second Certificate Anniversary Date, you make an Additional Contribution of $50,000. As a result of the Additional Contribution, your Retirement Income Base will increase by the amount of cumulative Additional Contributions to your Account ($50,000) less the amount of cumulative Withdrawals from your Account that have not decreased the Retirement Income Base ($25,000) less the cumulative amount by which your Retirement Income Base has been increased by Additional Contributions not including the current Additional Contribution ($0). Therefore, your Retirement Income Base will increase by $25,000 to $545,000 and will recalculate your Retirement Income Amount unless you have notified us that you do not want to have that Annual Optional Increase.

8.	Income Edge Payments

If and when your Account Value is reduced to $0 as a result of Withdrawals from your Account, within the limits of your Income Edge certificate, on or after the Retirement Income Date and/or poor investment performance before, or on or after the Retirement Income Date, we will provide you with continuing income payments. The income payments under the Income Edge certificate are provided through a lifetime fixed payout annuity. The Income Edge is treated under state insurance law as an annuity contract.

Example (at 5% Retirement Income Percentage)

Assume that you purchased your Income Edge with an Individual Income Guarantee at age 50, your initial Retirement Income Base was $500,000 and your Retirement Income Percentage is 5%. Because of increases to your Retirement Income Base, the Retirement Income Base had grown to $1,000,000 by the time you reached your Retirement Income Date at age 65, at which time you began to take annual Withdrawals of $50,000 per calendar year (which is your Retirement Income Amount, i.e., 5% of your Retirement Income Base based on the Retirement Income Percentage you elected during the Application Process). You do not take Withdrawals during any calendar year that exceed $50,000, but because of poor investment performance, your Account Value is reduced to $0 by age 80. At that time, we begin lifetime fixed income payments of $50,000 each year for the rest of your life.

If Your Account Value Is Reduced to $0 as a Result of Withdrawals Within the Limits of the Income Edge and/or Poor Investment Performance, How Are Your Continuing Income Payments Calculated?

At the time your Account Value equals $0, your Account will be closed.

We will provide you with continuing income payments in the form of lifetime income payments that will continue until you die, or, if you purchased the Spousal Income Guarantee, until both you and your surviving spouse die. The annual amount of income payments we will pay to you is equal to 4% or 5% of the Retirement Income Base, based on the Retirement Income Percentage you elected during the Application Process, on the date your Account Value reduces to $0 as a result of Withdrawals (within the limits of the certificate) and/or poor investment performance. We will make monthly payments (if any) equal to one-twelfth of the annual payment amount unless you request an alternative payment frequency. You may request an annual lump sum payment. Your payment will begin as follows:

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If your Account Value equals $0 on or after the Retirement Income Date as a result of Withdrawals (within the limits of the certificate) and/or poor investment performance, monthly payments will commence one month following the date your Account Value reduces to $0 and then will be made on the same day each month (or, if a payment is to be made on a day on which we are not open for business, it will be made on the next following day we are open for business).

Example (at 5% Retirement Income Percentage)

Assume your Retirement Income Date is the same as your Certificate Effective Date. Assume that your Retirement Income Base is equal to $250,000 on your 10th Certificate Anniversary Date and your Retirement Income Amount is 5% of your Retirement Income Base, based on the Retirement Income Percentage you elected during the Application Process. Therefore, your Retirement Income Amount is equal to 5% of $250,000 or $12,500. Your Account Value is equal to $10,000. You make a Withdrawal of $10,000 on your 10th Certificate Anniversary Date and your Account Value is reduced to $0 as a result of this Withdrawal. Monthly lifetime income payments equal to 1/12 of $12,500 or $1,041.67 will begin one month following the date your Account Value reduced to $0 and will continue until you die.

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If your Account Value is reduced to $0 prior to the Retirement Income Date as a result of poor investment performance, monthly payments will commence one month following the Retirement Income Date and then will be made on the same day each month (or, if a payment is to be made on a day on which we are not open for business, it will be made on the next following day we are open for business).

What if You Die Before Your Account Investments Are Reduced to $0?

The lifetime income payments under your Income Edge are “contingent” because they are triggered only when Withdrawals (within the limits of the certificate), and/or poor investment performance, reduce your Account Value to $0 within your lifetime (or if the Spousal Income Guarantee has been elected, within your and your spouse’s lifetime). But, if these contingencies do not occur within your lifetime or you die before your Account assets are reduced to $0, then the guarantee terminates without value and we make no payments under the Income Edge. Any remaining Account assets will be distributed to your spouse or to your testamentary heirs. To notify PHL Variable that your spouse has died, please call us at the number shown on the front of this prospectus.

General Information

Determining Whether an Income Edge Is Right for You

It is important to understand that the Income Edge does not protect the actual value of the assets in your Account and that the Income Edge fee, the Strategic Allocation Program Fee, your Financial Advisor Fee and any other fees associated with the discretionary managed account reduce your Account Value. For example, assume you elected the 5% Retirement Income Percentage, you invest $500,000 in your Account, your Retirement Income Base remains at $500,000, and your Account Value has dropped to $400,000. On the Retirement Income Date, we are not required to add $100,000 to your Account. Rather, the Income Edge provides that when you have reached the Retirement Income Date, you may begin withdrawing guaranteed lifetime annual income payments of $25,000 (5% of your Retirement Income Base, or 5% of $500,000), rather than $20,000 (5% of your Account Value, or 5% of $400,000) annually from your Account, and if these withdrawals decrease your Account to $0, then we are required in accordance with the terms of the Income Edge to pay you annual income payments equal to your Retirement Income Amount for the rest of your life if you have the Individual Income Guarantee, or for the lives of you and your spouse if you have the Spousal Income Guarantee. Also, since the Income Edge fee, the Strategic Allocation Program Fee and the Financial Advisor Fee are deducted from your Account Value, that value will be lower than it would otherwise be in the absence of the Income Edge and the Strategic Allocation Program. It is also possible that, should your Account Value be reduced to $0 and we make lifetime income payments to you, the total amount of payments you receive from us could be less than the total of the Income Edge fees, the Strategic Allocation Program Fees, the Financial Advisor Fees and the fees associated with the mutual funds included in the program.

It is also important to understand that even after you have reached the Retirement Income Date and start taking Withdrawals from your Account, those Withdrawals are made first from your own assets in your Account. We are required to start using our own money to make continuing lifetime income payments to you only when and if your Account Value is $0 because of Withdrawals (within the limits of the certificate) and/or poor investment performance. We limit our risk under the Income Edge in this regard by limiting the amount you may withdraw each year from your Account (without reducing your Retirement Income Base) to your current Retirement Income Amount. If your investment return on your Account over time is sufficient to generate gains that can sustain systematic or periodic Withdrawals equal to or greater than the Retirement Income Amount, then your Account Value will never be reduced to $0 and payments under your Income Edge will never begin.

There are many variables, however, other than average annual return on your Account that will determine whether your assets in your Account without the Income Edge would have generated enough gain over time to sustain systematic or periodic Withdrawals equal to your Retirement Income Amount that you would have received if you had purchased the Income Edge. Your Account Value may have declined over time before the Retirement Income Date, which means that your assets would have to produce an even greater return after the Retirement Income Date to make up for the investment losses before that date. Moreover, studies have shown that individual years of negative annual average investment returns can have a disproportionate impact on the ability of your retirement investments to sustain systematic withdrawals over an extended period, depending on the timing of the poor investment returns.

Of course, even if your Account assets (assuming no Income Edge certificate is purchased) do not generate sufficient gains after the date you begin to take income withdrawals to support systematic or periodic Withdrawals equal to the Retirement Income Amount you would have received with the Income Edge and your actual Account Value declines over time, your Account Value may not be fully reduced to $0 for a number of years. If you (or if you have purchased the Spousal Income Guarantee, you and your spouse) die before your assets are reduced to $0, the strategy of liquidating your retirement assets through a program of systematic withdrawals without the protection provided by the Income Edge will have proved to be an effective one. However, studies indicate that lifespans are generally continuing to increase, and therefore, while everyone wants to live a long life, funding retirement through systematic withdrawals presents the risk of outliving those withdrawals. The Income Edge is designed to protect you against the risk of living too long, commonly known as “longevity risk.”

Finally, to be eligible for the Income Edge you are required to maintain your Account in Permitted Funds that comply with the Permitted Ranges for a Model Portfolio. As a result, you may be assuming a more conservative or different investment strategy than you otherwise would and may not gain the benefit of investment gains produced by other investments.

Divorce of Joint Spousal Owners of an Income Edge

As discussed in “Purchasing an Income Edge” earlier in this prospectus, spouses may purchase the Spousal Income Guarantee version of the Income Edge to provide predictable lifetime income payments for both spouses by providing continuing income payments if the assets in the spouses’ jointly-owned Account are reduced to $0 by Withdrawals (within the limits of the certificate) and/or poor investment performance before both spouses die. If spouses purchase a Spousal Income Guarantee Income Edge and subsequently determine to obtain a divorce, the divorce will require certain modifications to be made to, or may result in the complete termination of, the Income Edge certificate, as described below.

Divorce Occurring Before Account Value Is Reduced to $0

If an Income Edge certificate is owned jointly by spouses, in the event of a divorce that becomes final before the Account Value is reduced to $0, the spouses may request that the Income Edge certificate continue in effect, subject to certain modifications as discussed below. The spouses must provide written notice to PHL Variable, acceptable to PHL Variable, stating whether the terms of the divorce provide for (i) the spouses to divide the assets in the Account into two new Accounts, (ii) one spouse to remain the sole owner of the Account, or (iii) both spouses to remain owners of the existing account.

If the Former Spouses Divide the Account into Two New Accounts. If the former spouses provide us with notice that they will divide the assets in the Account between two new Accounts and complete new Applications for the Income Edge, the jointly-owned spousal Income Edge certificate will be converted to two individually-owned Income Edge certificates each providing the Individual Income Edge guarantee, one for each of the two new Accounts. The current Retirement Income Percentage will apply to the new Accounts and the Income Edge fee applicable to individually-owned Income Edge certificates on the Certificate Effective Date will be charged. We will allocate the Retirement Income Base from the original Account between the two new Accounts owned by each former spouse, as agreed by the former spouses or as directed by any valid, applicable court order. Until we receive such notice, we will continue to treat both former spouses as the owners of the Account and we will continue to charge the Income Edge fee applicable to jointly-owned spousal Income Edge certificates until we have received notice that the spouses are divorced.

However, effective as of the date of the divorce, the Income Edge certificate will no longer be a “spousal” jointly owned certificate and the certificate will generally terminate upon the first owner’s death if such death occurs before we receive notice of the divorce and division of the assets of the Account and the certificate is converted into two individually-owned certificates; provided, however, if such death occurs before we receive notice of the divorce, but we are provided with written evidence that, in our sole discretion, establishes that prior to the first former spouse’s death, the assets in the Account were legally divided either (i) by operation of applicable state law (e.g. laws of community property states) or (ii) pursuant to a court mandated property settlement that sets forth precisely how the former spouses’ Account assets are to be divided, rather than terminating the Income Edge certificate, we will convert the jointly-owned certificate into an individually-owned Income Edge certificate for the Account of the surviving former spouse. We will allocate the Retirement Income Base applicable to the original Account to the certificate for the Account of the surviving spouse, in accordance with such applicable law or property settlement, as the case may be. The portion of the Retirement Income Base from the original Account that is attributable to the deceased former spouse under such applicable state law or property settlement will be reduced to zero and the Income Edge certificate will be terminated as to the assets in the Account attributable to the deceased former spouse, as of the date of such deceased former spouse’s death.

Former spouses that divide their Account into two new Accounts and request that their Income Edge be converted to two individual Income Edge certificates should be aware that the two new Accounts must be invested in accordance with a Model Portfolio and that their rights and obligations under the new certificates will be the same as under the individually-owned Income Edge certificate generally.

One Former Spouse Remains the Sole Owner of the Account. If the former spouses notify us that only one of the former spouses will remain an owner of the Account, which was previously owned by the former spouses, and the spouse retaining the Account completes a new Application for Income Edge, the jointly-owned spousal Income Edge certificate will be terminated and an individually-owned certificate providing the Individual Income Guarantee will be issued to the sole owner with the same Retirement Income Percentage as was in effect on the original Income Edge. Until we receive such notice and the Application Process is complete, we will continue to treat both former spouses as the owners of the Account and we will continue to charge the Spousal Income Guarantee fee percentage in effect for the certificate. After we receive such notice and the Application Process is complete, the Individual Income Guarantee fee percentage will apply and the Retirement Income Base and Retirement Income Amount in effect at the time the Spousal Income Guarantee certificate was terminated will apply. See “What Does the Income Edge Cost?” previously in this prospectus. However, effective as of the date of the divorce, upon the death of the former spouse who is to remain the sole owner of the Account, the Income Edge certificate will terminate, even if such death occurs before we receive notice that the former spouse is to remain the sole owner of the Account. The Income Edge fee will not be charged after the date of death of such former spouse.

The former spouse that remains the owner of the Account and to whom a new individually-owned Income Edge is issued in the circumstances described above should be aware that the Account must remain invested in accordance with a Model Portfolio and that the former spouse’s rights and obligations under the new Income Edge certificate will be the same as under an individually-owned Income Edge certificate generally.

Both Former Spouses Remain Joint Owners of the Account. If the former spouses provide us with notice that they are to remain the joint owners of the Account, the Spousal Income Guarantee will terminate and the Individual Income Guarantee will not be available for the Account.

Divorce occurring on or after the Account Value is reduced to $0

If an Income Edge certificate is jointly-owned by spouses, in the event of a divorce that becomes final on or after the Account Value is reduced to $0, we will split the income payments according to any written notice of divorce received by us. Prior to our receipt of the written notice of divorce, we will make any income payments due under the Income Edge in the manner prescribed by the former spouses pursuant to the terms of the certificate.

Termination of the Income Edge

Voluntary Termination. You may terminate your Income Edge at any time in accordance with notification requirements. No amount of Income Edge fees will be returned to you and your Income Edge will terminate without value. If you decide to terminate your Income Edge, your Account Value will remain unchanged. You may not apply for a new Income Edge certificate for 90 days after the voluntary termination.

Cancellation. Once you purchase your Income Edge, you can only cancel it by (i) notifying us in writing that you no longer want the Income Edge and notifying JPTCM to stop payment of the Income Edge fees from your Account, (ii) closing or transferring your Account or (iii) liquidating all of the assets in your Account. If you elect to terminate your certificate, you cannot purchase a certificate again for 90 days following the termination. Termination of an Income Edge certificate does not automatically terminate your participation in the Strategic Allocation Program. As a result, while you continue to participate in the Strategic Allocation Program, you will continue to pay fees for that program and the Financial Advisor Fee under the terms of your client agreement with JPTCM. Should you wish to terminate your participation in the Strategic Allocation Program, contact JPTCM at 1-888-578-8763.

Automatic Termination. Your Income Edge will automatically terminate upon any of the following events:

Death of an Owner

•

If you purchased the Income Edge with the Individual Income Guarantee, your Income Edge will terminate upon your death or, if the Income Edge was purchased with an IRA, the death of the natural person for whom the IRA was established.

•

If you purchased the Income Edge with the Spousal Income Guarantee, upon the death of the first owner to die, the surviving spouse may continue the Income Edge. The Income Edge certificate will terminate upon death of the surviving spouse.

Excess Withdrawals

•	If your Account Value is reduced to $0 by Excess Withdrawals, your Income Edge will terminate.

Lifetime Payment Option

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The Lifetime Payment Option is an option that allows you, at any time, to liquidate all of the assets in your Account and apply the proceeds to purchase a lifetime fixed immediate annuity contract from us. The Income Edge certificate contains annuity purchase rates used to calculate the minimum guaranteed payments we would make if you elect the Lifetime Payment Option. Your annuity payments will never be less than those calculated in accordance with the annuity rates shown in your certificate. Your Income Edge certificate will terminate if you elect the Lifetime Payment Option. For more information on the Lifetime Payment Option, see Appendix A.

Non-Compliance with Investment Limitations

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Each Model Portfolio must meet certain investment limitations for those asset allocation strategies designated for use with the Income Edge certificate. The failure to meet these investment limitations, including if JPTCM discontinues the Model Portfolios for any reason, may result in the termination of your Income Edge certificate. JPTCM must bring a Model Portfolio that is no longer in compliance with the applicable investment limitations into compliance by the end of the Cure Period. Following the end of the Cure Period, we will notify an Income Edge certificate holder whose Account is not in compliance with the Permitted Ranges, using only Permitted Funds, by sending a notice to the certificate holder’s address on our records at least 30 days prior to terminating the certificate. (In the event that the non-compliance is due to a decision by JPTCM to discontinue the Model Portfolios despite our contractual agreement with JPTCM requiring JPTCM to maintain the Model Portfolios for existing certificate holders, we will provide this notice as early as reasonably practicable prior to the termination; however, such notice may be provided less than 30 days prior to termination.) A certificate holder whose Account is not in compliance with the Permitted Ranges using only Permitted Funds may choose to invest the Account Value in accordance with another Model Portfolio, if available, during this notice period and the certificate will not terminate. An affected certificate holder may liquidate the Account and apply the resulting amount to another annuity with guaranteed benefits, including any such annuities then offered by PHL Variable or its affiliates, in which case the certificate will terminate. Liquidating Account investments may have tax consequences and you should consult with your tax advisor. Additionally, at any time while a certificate is in effect, the certificate holder can apply the Account Value to the Lifetime Payment Option. See “Lifetime Payment Option,” Appendix A to this prospectus.

For more information regarding the termination of the Income Edge certificate under such circumstances, see “What Happens if Your Account is Managed in a Manner Unacceptable to Us?” in this prospectus.

Miscellaneous Provisions

Periodic Communications to Income Edge Owners

The custodian for your Account will provide your periodic statements describing Account information such as transaction summaries, capital gains and losses, and trade confirmations. We will provide periodic notices, including an Income Edge Fee Deduction Notice, Income Edge Adjustment Notice, notices regarding the Annual Optional Increase, and Income Edge Termination Notice, as well as annual information including the Income Edge Anniversary Notice and, once you have reached the Retirement Income Date, the Income Edge January 1 Notice. The Income Edge Fee Deduction Notice will confirm the withdrawal of Income Edge fees from the Account. The Income Edge Adjustment Notice confirms the following: any Withdrawal before the Retirement Income Date, an Excess Withdrawal on or after the Retirement Income Date, Additional Contributions that increase the Retirement Income Base, and when the Retirement Income Amount is calculated as a result of the client reaching the Retirement Income Date. The Income Edge Anniversary Notice confirms the Retirement Income Date, the Retirement Income Base, the Retirement Income Amount, the Calendar Yearly-to-Date Withdrawals, the Calendar Year Remaining Amount (if on or after the Retirement Income Date), the Certificate Anniversary, and the Income Edge Fee Percentage. The Income Edge Termination Notice confirms the termination of the Income Edge without value. The Income Edge January 1 Notice confirms the Retirement Income Date, the Retirement Income Base, and the Retirement Income Amount (only after the Retirement Income Date). If your certificate was issued as a Qualified Income Edge and is a traditional IRA and you are age 70½ or older, the January 1 Notice will also provide the required minimum distribution for that calendar year. Your Income Edge Fee Deduction Notice will identify the amount of the fee deducted from your Account for the Income Edge. JPTCM will deduct the Income Edge fee from your Account on a pro rata basis from the Account assets and this deduction, including the amount of the deduction taken from each particular asset will be shown on your Account statement from the custodian.

Amendments to an Income Edge Certificate

The group annuity contract under which Income Edge certificates are issued and the Income Edge certificate itself may be amended to conform to changes in applicable law or interpretations of applicable law. Any changes in the Income Edge certificate and/or the group annuity contract under which it is issued may need to be approved by certain state insurance departments. You will receive written notice of such changes in the Income Edge certificate and certificate owners will receive notice of changes to the Income Edge contract affecting the rights of certificate owners.

Assignment

You may not assign your interest in your Income Edge certificate without our prior written approval.

Taxation of the Income Edge

The following is a general discussion based on current interpretations of current Federal income tax law and is not intended as individual tax advice. This discussion does not cover every situation and does not address all possible circumstances. This discussion does not address the tax treatment of transactions involving assets held in your Account. Further, no attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of the Income Edge. You should also be aware that the tax laws may change, possibly with retroactive effect. Specifically, we cannot guarantee the income tax status of any contract or certificate either currently or in the future. No representation is made regarding the likelihood of continuation of the federal income tax laws or the current interpretations by the Internal Revenue Service (“IRS”). You should consult your own tax advisor regarding the potential tax implications of the Income Edge in light of your particular circumstances.

From time to time, there are regulatory or legislation proposals or changes that do or could impact the taxation of annuity contracts and IRAs; if enacted, these changes could be retroactive. At this time, we do not have any specific information about any pending proposals that could affect this annuity. We reserve the right to make changes to the annuity to assure that it continues to qualify as an annuity for federal income tax purposes. For the purposes of this Section the term “policyholder” or “taxpayer” means you, the certificate holder.

Income Edge may be issued either in connection with an Individual Retirement Account (IRA Account), in which case it is referred to as Qualified Income Edge, or independent of any IRA, in which case it is referred to as Non-Qualified Income Edge. If issued in connection with an IRA, Income Edge is not itself an IRA; rather, it is an asset in an IRA. Different tax rules apply to Qualified Income Edge and Non-Qualified Income Edge, and the tax rules applicable to the Qualified Income Edge vary according to the type of IRA and the terms and conditions of the plan.

Non-Qualified Income Edge

Treatment of Income Edge as Annuity Contract. The Income Edge is novel and innovative. The Internal Revenue Service (IRS) has issued a private letter ruling (PLR) to PHL Variable Insurance Company indicating that the Insurance Certificate will be treated as an annuity contract under the Internal Revenue Code. While this PLR is not precedent to anyone other than PHL Variable, based on the analysis in the ruling and our own conclusions, we will treat the Income Edge as an annuity for all tax purposes. Accordingly, we will treat any payments we make to you under an Income Edge as ordinary income to you to the extent provided under the income tax rules for annuities. In addition, the IRS has also issued a second PLR (“Taxpayer PLR”) concerning the tax treatment to an individual investor relative to the Insurance Certificate and to the assets contained in a brokerage account managed under a different investment advisory program subject to limitations similar to those of the Model Portfolios. This Taxpayer PLR provides, in substance not only that the Insurance Certificate will be treated as an annuity contract, but that the income tax treatment of the brokerage account assets is unaffected by the existence of the Insurance Certificate. Specifically, the Taxpayer PLR indicates that (1) the existence of the Insurance Certificate would not prevent an investor/certificate holder from currently deducting losses in an underlying investment account; (2) the existence of the Insurance Certificate does not impact the holding period of assets in the underlying investment account, which is relevant in determining the character of dividends, gains and losses in the underlying account; and (3) the Insurance Certificate and the underlying investment account assets will not, either at the time of issuance of the certificate or subsequently, be viewed as components of a tax straddle, which would impact timing of gain or loss recognition. The Taxpayer PLR was a facts and circumstances result and there is no guarantee, express or implied, that the same analysis would apply to the facts of any other certificate holder. This particular issue should be discussed with a tax advisor.

In order to be treated as an annuity for Federal tax purposes, the annuity must contain certain provisions prescribing distributions that must be made when an owner of the contract dies. These provisions are in section 72(s) and 401(a)(9) of the Internal Revenue Code. We believe that by its terms the Income Edge satisfies these requirements. In all events, we will administer the Income Edge to comply with these Federal tax requirements.

Payments After Account Value is Reduced to $0. We will treat lifetime income payments beginning if and when your Account Value has been reduced to $0 are amounts received as an annuity. These payments will be treated in part as taxable ordinary income and in part as non-taxable recovery of the aggregate Income Edge certificate fees you have previously paid (your “investment in the contract”) until you recover all of your investment in the contract. (The ratio of taxable-income to recovery of investment amounts will depend on your life expectancy at the time you begin recovering payments). After you recover all of your investment in the contract, payments will be taxable in full as ordinary income. In addition, beginning for tax years after December 31, 2012, income from annuities is included in the definition of “net investment income” for purposes of section 1411 of the Code and may be subject to an additional tax of 3.8 percent. Section 1411 applies to an individual whose modified adjusted gross income exceeds the threshold amount. The threshold amount is $250,000 in the case of a joint return or surviving spouse, $125,000 in the case of a married individual filing a separate return, and $200,000 in any other case. The threshold amount is subject to modification.

Payment of the Income Edge Fee from Account investments. The redemption or disposition of assets in your Account to pay the Income Edge fee will be treated as amounts realized on the sale or exchange of such assets generating taxable gains and/or losses as a result of such sale or exchange, and therefore you will not be able to apply the proceeds from such a redemption or disposition to pay the Income Edge Fee on a tax-free or tax-deferred basis. You should consult a tax advisor for further information. The payment of the Income Edge Fee is not a distribution from the Income Edge certificate.

Qualified Income Edge

The Income Edge may be used with traditional IRA Accounts and Roth IRA Accounts (collectively, “IRA Accounts”). The Qualified Income Edge is not available as an Individual Retirement Annuity (IRA Annuity) but rather is permitted as an asset in an IRA. Internal Revenue Code (“Code”) Sections 408 and 408A permit eligible individuals to contribute to an Individual Retirement Arrangement known as an “IRA” or “Roth IRA.” These IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence.

The tax rules applicable to a Qualified Income Edge vary according to the type of IRA Account and the terms and conditions of the IRA Account. No attempt is made here to provide more than general information about the use of the Qualified Income Edge with an IRA Account. Participants under such IRA Account, as well as beneficiaries, are cautioned that the rights of any person to any benefits under such IRA Account may be subject to the terms and conditions of the IRA Accounts themselves or limited by applicable law, regardless of the terms and conditions of the Qualified Income Edge.

We reserve the right to discontinue offering the Income Edge to new certificate holders that plan to use the Income Edge with IRA Accounts. The Qualified Income Edge is available only with respect to the IRA Account for which the Qualified Income Edge is purchased.

The Qualified Income Edge is intended for purchase by the trustee or custodian of IRA Accounts. The Income Edge is owned by the IRA itself.

We are not responsible for determining whether the Qualified Income Edge complies with the terms and conditions of, or applicable law governing, any IRA Account. You are responsible for making that determination. Similarly, we are not responsible for administering any applicable tax or other legal requirements applicable to the IRA Account. The IRA trustee or custodian is responsible for determining that distributions, beneficiary designations, investment restrictions, charges and other transactions under the Qualified Income Edge are consistent with the terms and conditions of the plan and applicable law.

IRA Accounts may be subject to required minimum distribution rules. The value of the guarantee provided by the Qualified Income Edge may have to be taken into account in determining your required minimum distributions under the IRA Account. Generally, required minimum distributions (RMDs) from an IRA must commence no later than April 1 of the calendar year following the year in which the taxpayer attains age 70 ½. The RMDs are determined based on a period not exceeding the life expectancy of the taxpayer or the joint lives or life expectancies of the taxpayer and his or her designated beneficiary. There are no RMDs relating to a Roth IRA as long as the original taxpayer is alive. There are after-death RMDs for both IRAs and Roth IRAs. The amount of the lifetime RMD may be different than the amount of the after-death RMDs. If the RMDs are not made, a 50% penalty tax is imposed as to the amount not distributed.

Withdrawals from your Account taken to meet RMDs, in proportion to the value of your Account to your overall IRA Account balance, will be deemed to be within the certificate limits for Income Edge and will not reduce your Retirement Income Base. If you pay the Income Edge fee for a Qualified Income Edge with proceeds from your IRA Account, that payment will not be a “distribution” from your IRA Account for purposes of the Code. If you pay the Income Edge fee for a Qualified Income Edge from other assets outside your IRA Account, payment of the Income Edge fee may have tax consequences and also may be treated as an additional contribution to your IRA Account. You should consult a tax advisor for further information.

Tax on Certain Distributions Relating to IRA Accounts

Each payment from the Qualified Income Edge held by an IRA is treated in part as taxable ordinary income and in part as non-taxable recovery of the after-tax (if any) amounts previously invested in the IRA (“basis”). After you recover all of your basis, payments will be taxable in full. For most certificate holders, there is no basis or after-tax investment in the IRA and as such, the entire Qualified Income Edge payment is taxable. A payment from a Qualified Income Edge held by a Roth IRA may be non-taxable, provided that specified Internal Revenue Code conditions are met. Roth IRA certificate holders should consult a tax advisor to determine if the payment will be taxable.

Withholding. Taxable payments from both Qualified Income Edge and Non-Qualified Income Edge will generally be subject to Federal and State information reporting and tax withholding for the taxpayer’s Federal income tax liability. We are required to file information returns with the IRS and state taxation authorities in the event that there is a distribution from your contract that may have tax consequences and in certain other circumstances. In order to comply with our requirements, from time to time, we request certain information, including social security number or tax identification number and current name and address. We are not responsible for information reporting and tax withholding in relation to the underlying Account, either an IRA or otherwise. Our obligation only relates to amounts from your Income Edge annuity.

In addition to information reporting, we are also required to withhold federal income taxes on the taxable portion of any amounts received unless there is a valid election out of withholding. United States citizens can generally elect not to have tax withheld from such payments, as long as the recipient provides an accurate social security number or tax identification number and the Internal Revenue Service has otherwise not required such withholding. Purchasers of an Income Edge who are not United States citizens will generally be subject to Federal withholding on taxable distributions from their Income Edge at a 30% rate, unless a lower treaty rate applies. In addition, purchasers who are not United States citizens or residents may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers of an Income Edge who are not United States citizens or residents are advised to consult with a qualified tax advisor regarding U.S. Federal, state, and foreign taxation with respect to the purchase of an Income Edge.

Regardless of whether the certificate holder/taxpayer elects out of withholding, the certificate holder remains liable for payment of federal income taxes on the taxable portion of any amounts received under Income Edge. There may be penalties if the withholding or estimated tax payments are insufficient. Certain states also require withholding of state income taxes on the taxable portion of amounts received. State laws differ regarding the procedure by which these amounts are computed and the extent to which a policyholder can elect out of withholding.

Seek Tax Advice. The above description of federal income tax consequences is only a brief summary meant to alert you to the issues and is not intended as tax advice. Any person considering the purchase of an Income Edge should consult a tax advisor.

About PHL Variable

Our executive and administrative office is located at One American Row, Hartford, Connecticut, 06102-5056.

PHL Variable is a stock life insurance company. It was incorporated in Connecticut on July 15, 1981 and is a wholly owned subsidiary of Phoenix Life Insurance Company (“Phoenix”) through its holding company, PM Holdings, Inc. Phoenix is a life insurance company, which is wholly owned by The Phoenix Companies, Inc. (“PNX”), which is a manufacturer of insurance, annuity and investment products and services. PNX was organized in Connecticut in 1851 and in connection with its merger in 1992 with Home Life Insurance Company, Phoenix redomiciled to New York.

On June 25, 2001, the effective date of its demutualization, Phoenix converted from a mutual life insurance company to a stock life insurance company and became a wholly owned subsidiary of PNX. In addition, on June 25, 2001, PNX completed its initial public offering (IPO).

The following chart illustrates our corporate structure as of September 30, 2010.

The Phoenix Companies, Inc.—Legal Proceedings about Company Subsidiaries

We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming us as a defendant ordinarily involves our activities as an insurer, employer, investor or investment advisor. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. Based on current information, we believe that the outcomes of our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operations or cash flows in particular quarterly or annual periods.

State regulatory bodies, the Securities and Exchange Commission (“SEC”), Financial Industry Regulatory Authority (“FINRA”), the IRS and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with laws and regulations related to, among other things, our insurance and broker-dealer subsidiaries, securities offerings and registered products. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted.

Regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. It is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses. Based on current information, we believe that the outcomes of our regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our results of operation or cash flows in particular quarterly or annual periods.

Distribution Arrangements

We have entered into a distribution agreement with 1851 Securities, Inc. (“1851 Securities”), an affiliated broker-dealer, for the distribution of the Income Edge certificate. 1851 Securities and PHL Variable will enter into a selling agreement with J.P. Turner & Company, LLC for the sale of the certificates. We do not pay cash or any other compensation to 1851 Securities for sales of the Income Edge certificates. We do cover certain expenses related to its operating and other expenses, including the following sales expenses: compensation and bonuses for 1851 Securities’ management team, advertising expenses, and other expenses of distributing the certificates. 1851 Securities’ management team also may be eligible for non-cash compensation items that we may provide jointly with 1851 Securities. Non-cash compensation items include conferences, seminars and the cost of attending (including travel, lodging and meals), entertainment, merchandise and other similar items.

1851 Securities’ principal executive offices are located at One American Row, Hartford, Connecticut, 06102. 1851 Securities is registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

As noted above, 1851 Securities and PHL Variable will enter into a selling agreement with J.P. Turner & Company, LLC for the sale of the Income Edge certificates. J.P. Turner & Company, LLC receives no commissions or any other cash or non-cash compensation from 1851 Securities and PHL Variable for the sale of the Income Edge. PHL Variable and 1851 Securities intend to provide training to the registered representatives of J.P. Turner & Company, LLC with regard to the sale of Income Edge certificates, but will not pay for or reimburse J.P. Turner & Company, LLC for any training and education expenses incurred by J.P. Turner & Company, LLC nor will they provide any items of value to J.P. Turner & Company, LLC in connection with the sale of the certificates.

We pay third parties not affiliated with J.P. Turner & Company, LLC, JPTCM, or PHL Variable for wholesale distribution activities related to the certificates. These payments will not exceed 0.10% of the Retirement Income Base for certificates with Account Value greater than $0. We intend to recoup sales expenses through Income Edge fees or from our general account.

Legal Matters

Kathleen A. McGah, Vice President and Assistant Secretary, PHL Variable has provided opinions regarding the status of Income Edge under the federal securities laws and state insurance and securities laws. Laurie D. Lewis, Counsel, Phoenix Life Insurance Company, has provided opinions regarding the federal tax status of Income Edge.

Experts

The financial statements of PHL Variable Insurance Company incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated [incorporation and accounting experts disclosure to be added by amendment].

Annual Statements

At least once a year prior to the date lifetime income payments begin, we will send you a statement containing information about your Income Edge. This statement will show the following information as of your Certificate Anniversary Date: Retirement Income Base, Retirement Income Amount, Calendar-Year-to-Date Withdrawals, Calendar Year Remaining Amount Available and Certificate Anniversary.

Table of Cross References for Defined Terms

The following is a listing of defined terms and the page numbers of the page on which the definition of each term may be found.

Term

Account	4
Account Value	4
Additional Contribution	4
Annual Optional Increase	6
Application	5
Application Process	5
Business Day	5
Certificate Anniversary Date	6
Certificate Effective Date	5
Contribution	4
Cure Period	11
Excess Withdrawal	6
Financial Advisor	4
Financial Advisor Fee	5
Income Edge	1
Individual Income Guarantee	8
Individual Retirement Account (“IRA”)	6
Insurance Certificate	4
Lifetime Payment Option	42
Model Portfolios	4
Non-Qualified Income Edge	30
Permitted Funds	11
Permitted Ranges	11
Qualified Income Edge	18
Retirement Income Amount	6
Retirement Income Base	5
Retirement Income Date	6
Retirement Income Percentage	6
Spousal Income Guarantee	5
Strategic Allocation Program	4
Strategic Allocation Program Fee	5
Withdrawal	5

Selected Financial Data of PHL Variable

[TO BE UPDATED BY AMENDMENT]

Selected Financial Data

The following selected financial data should be read in conjunction with the financial statements and related notes for PHL Variable, which are incorporated by reference into this prospectus.

Supplementary Financial Information of PHL Variable

[TO BE UPDATED BY AMENDMENT]

Appendix A

Lifetime Payment Option

At any time before your Account Value reduces to $0, you may elect the Lifetime Payment Option. If you elect the Lifetime Payment Option, you must terminate your Account, liquidate all of the assets in your Account, and apply the proceeds to purchase a separate, supplemental lifetime fixed immediate annuity contract from us. The Income Edge certificate contains annuity purchase rates used to calculate the minimum guaranteed payments we would make if you elect the Lifetime Payment Option. The payments under the supplemental contract will not be less than those calculated by multiplying the value of the proceeds by the rates shown in your Income Edge certificate. These payments are not the same as payments that might commence after your Account Value reduces to $0 had you not elected the Lifetime Payment Option. If you elect the Lifetime Payment Option, your Income Edge will terminate. The annuity payment rate used to calculate the payment amount will not be less than the rate based on the 2000 Individual Annuity Mortality Table with a 10 year age set back and an interest rate of 2.50%. The 10 year age set back reflects the improved mortality for insureds. Your payments would be higher under the 2000 Individual Annuity Mortality Table if there were no 10 year age set back. You should consult with your Financial Advisor before you decide to select this Lifetime Payment Option. It may be more appropriate to maintain your Account and not terminate the Income Edge. If you elect the Lifetime Payment Option, your Account will be closed and your investment advisory agreement with JPTCM with respect to the Strategic Allocation Program will terminate.

Misstatements

If you misstate your sex or age for the Lifetime Payment Option, we will reduce the level of payments and/or suspend the payments until the overpayment is repaid to us because of the misstatement of age or sex. For example, if you are male and misrepresent that you are female, and also misrepresent that you are younger than you actually are, your level of payments should have been lower than your actual payments based on the 2000 Individual Annuity Mortality Table. In this case, we may either readjust your level of payments and/or suspend the payments until the overpayment is repaid to us.

Taxation of the Lifetime Payment Option

Non-Qualified Income Edge

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Liquidation of Account Assets to Purchase the Lifetime Payment Option. The liquidation of your Account assets to purchase a supplemental lifetime fixed immediate annuity contract from us under the Lifetime Payment Option will be a taxable event. Application of the proceeds to purchase the Lifetime Payment Option provided under a Non-Qualified Income Edge is not a tax-deferred transaction.

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Taxation of Distributions From the Lifetime Payment Option. If you exercise your right to liquidate your Account and to apply the proceeds to purchase a supplemental lifetime fixed immediate annuity contract from us under the Lifetime Payment Option, distributions from this supplemental contract will be taxed the same as distributions from any annuity contract satisfying federal income tax requirements for annuity contracts. Thus, distributions from the annuity contract will be taxed as ordinary income to the extent that the value is more than your investment in the contract (discussed further below). Any amounts you receive if you pledge or assign your annuity as security for a loan will also be treated as distributions and taxed as distributions. Annuity payments should generally be treated in part as taxable ordinary income and in part as non-taxable recovery of your investment in the contract. After you recover all of your investment in the contract, annuity payments will be taxable in full as ordinary income. Distributions from an annuity contract are generally subject to withholding for the recipient’s U.S. Federal income tax liability. Recipients who are U.S. taxpayers can generally elect, however, not to have tax withheld from distributions provided specific requirements are satisfied.

If you exercise your right to liquidate your Account and apply all of the proceeds to the Lifetime Payment Option, your investment in the contract should be equal to the Account Value applied to the Lifetime Payment Option plus the aggregate Income Edge fees you previously paid under your Non-Qualified Income Edge. Please note that with respect to the inclusion of the aggregate Income Edge fees you previously paid under your Non-Qualified Income Edge in your investment in the contract for the Lifetime Payment Option, it is possible that the IRS may take the position that the aggregate Income Edge fees you previously paid under your Non-Qualified Income Edge do not constitute part of your investment in the contract when you have elected the Lifetime Payment Option. Until the IRS issues any contrary authority on this issue, we will treat these fees as included in your investment in the contract. However, you should consult a tax advisor on this matter as it is not free from doubt.

Further details about the taxation of the supplemental annuity contract will be included in the materials specific to said supplemental contract.

Qualified Income Edge

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Liquidation of Account investments to Purchase the Lifetime Payment Option. The liquidation of your Account within your IRA Account to purchase a supplemental lifetime fixed immediate annuity contract from us under the Lifetime Payment Option will not be a taxable event as long as specified Internal Revenue Code requirements are satisfied.

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Taxation of Distributions from the Lifetime Payment Option. Distributions paid to you from your IRA Account, including distributions pursuant to the Lifetime Payment Option, will be taxable under the rules applicable to your IRA Account. You should consult a tax advisor for further information.